Exhibit 99.1

Table of Contents

EXPLANATORY NOTE	7

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	8

USE OF CERTAIN DEFINED TERMS	10

DISCRIPTION OF BUSINESS	11

Overview	11

Enesoon’s Competitive Strengths	12

Enesoon’s Strategies	14

Development and Construction of New Energy Stations	14

Further Strengthening Technological Expertise	14

Improving Efficiency	14

Continue to Invest in Enesoon’s Knowledge Engine to Support Its Business	14

Exploring Strategic Business Opportunities	15

Enesoon’s Operations	15

Enesoon’s Services and Products	15

Technological Innovation	16

Equipment and Materials Suppliers	16

Partners	17

Sales and Marketing	17

Competition	17

Intellectual Property	17

Employees	18

Properties	19

Legal Proceedings	19

Insurance	19

GOVERNMENT REGULATIONS	20

Regulations Relating to Foreign Investment	20

Foreign Investment Law	20

Regulation on Implementing the Foreign Investment Law	20

Guidance Catalogue of Industries for Foreign Investment	21

Policies Relating to TES Clean Heating	22

Policies Relating to Energy Storage Technology	22

Policies Relating to Clean Heating	23

Regulations Relating to Technology Consulting and Technology Services	24

Regulations Relating to Sale of Products	24

Regulations Relating to Heating Concession	24

Regulations Relating to Heating Business in Shandong Province	25

Regulations Relating to Construction and Bidding	26

Regulations Relating to Intellectual Property in the PRC	26

Trademark	26

Patent	27

Copyright	27

Domain Name	28

Regulations Relating to Labor Protection in the PRC	28

Labor Law	28

Labor Contract Law	28

Interim Provisions on Labor Dispatch	28

Social Insurance and Housing Fund	28

Regulations Relating to Tax	29

Enterprise Income Tax	29

Value-added Tax	29

Dividend Withholding Tax	30

Regulations on Foreign Exchange	31

Regulations on Foreign Currency Exchange	31

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents	32

Regulations on Dividend Distribution	33

Regulations Relating to M&A Rules	33

HISTORY AND DEVELOPMENT OF ENESOON AND THE COMPANY	34

History and Development of Enesoon	34

History and Development of the Company	35

Corporate Structure of the Company	36

RISK FACTORS	40

Risks Related to Enesoon’s Business and Industry	40

Enesoon’s energy products and systems compete with different products and systems as well as other renewable energy sources in the clean energy market. If Enesoon fails to adapt to changing market conditions and to compete successfully with existing or new competitors, its business prospects and results of operations would be materially and adversely affected.	40

Enesoon’s limited operating history at current scale and its nascent industry makes evaluating its business and future prospects difficult.	41

Enesoon’s revenue depends on gaining new customers and project contracts and purchase commitments from customers.	41

Enesoon’s research and development efforts may not yield expected results.	41

Enesoon concentrates its business in three provinces in China. Failure to maintain or increase its customers or local partners in these provinces may adversely affect Enesoon’s results of operations.	41

Decreases in the price of oil and gas and a decline in popular support for “green” energy technologies could reduce demand for Enesoon’s systems, which could materially harm its ability to grow its business.	41

Enesoon’s business and operating entities require certain licenses, registrations and certificates.	42

Systems that Enesoon develops and installs may contain design or manufacturing defects, which could result in reduced demand for its services and customer claims and uninsured liabilities.	42

Enesoon may not be able to retain, recruit and train adequate technical and management personnel, and increased competition for qualified personnel in China could result in an increase in wages that Enesoon may not be able to offer in order to stay competitive.	42

Increases in the price of raw materials, equipment and labor for Enesoon’s business may increase its cost, and significantly reduce its earnings.	43

Enesoon is dependent upon third parties to complete many of its contracts.	43

Enesoon may experience construction and development delays or operational risks with respect to its projects which could materially and adversely affect its financial condition and operating results.	43

If Enesoon infringes the rights of third parties, it could be prevented from providing services or selling products, forced to pay damages and compelled to defend against litigation.	44

Enesoon is dependent on third parties for manufacturing key components and delays by third parties may cause delays in assembly and increased costs to Enesoon.	44

Enesoon’s failure to protect its intellectual property rights may undermine its competitive position, and litigation to protect its intellectual property rights may be costly.	44

Enesoon’s patent applications may not result in issued patents, and its issued patents may not provide adequate protection, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to Enesoon’s.	45

Enesoon may need to defend itself against claims that Enesoon infringes, has misappropriated or otherwise violates the intellectual property rights of others, which may be time-consuming and would cause Enesoon to incur substantial costs.	45

Actual or alleged failure to comply with data privacy and protection laws and regulations could adversely affect Enesoon’s reputation, its results of operation and financial condition.	45

Future acquisitions may require Enesoon to incur costs and liabilities which may adversely affect its operating results.	46

Failure by Enesoon to successfully defend against potential claims made against it by project owners, suppliers or project subcontractors, or failure by Enesoon to recover adequately on potential claims made against project owners, suppliers or subcontractors, could materially adversely affect Enesoon’s business, financial condition, results of operations and cash flows.	46

Enesoon has limited business insurance coverage in China.	47

Enesoon’s operations may be adversely affected by the coronavirus outbreak, and Enesoon faces disruption risks from the coronavirus that could impact its business.	47

The thermal energy commission paid by end users is uniformly set up by the local government, and Enesoon’s partners may not be able to adjust in a timely manner the commission charged for its services to fully reflect any increase in its actual costs or may encounter a reduction of commission, which will negatively affect their capacity to pay for the service provided by Enesoon.	48

If the validity of the concession agreements entered into between Enesoon’s partners and local government is challenged, the partners may have difficulty to pay for the service provided by Enesoon.	48

Enesoon’s business, results of operations and financial condition may be adversely affected if the energy stations fail to achieve expected levels of utilization due to insufficient demand of heating and/or air-conditioning.	48

Enesoon is subject to environmental risks.	49

Expanding operations internationally could expose Enesoon to risks.	49

Risks Related to Doing Business in China	50

Economic, political and social conditions as well as governmental policies in the PRC could adversely affect both Fuwei and Enesoon’s business, prospects, financial condition and financial results.	50

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bring original actions in the PRC, based on United States and other foreign laws, against Enesoon and its management in the PRC. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.	50

Enesoon’s thermal energy business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way Enesoon conducts the business and may negatively impact its financial results.	51

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.	51

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject Enesoon’s PRC-resident beneficial owners or its PRC subsidiaries to liability or penalties, limit its ability to make capital contributions into its PRC subsidiaries, limit its PRC subsidiaries’ ability to distribute profits to Enesoon, or otherwise adversely affect its financial position.	51

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent Enesoon from using proceeds from future financing activities to make loans or additional capital contributions to Enesoon’s PRC operating subsidiaries.	52

If the Closing occurs, the disclosures in Fuwei’s reports and other filings with the SEC and Fuwei’s other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.	53

Enesoon’s corporate structure and other limitation may restrict its ability to receive dividends from, and transfer funds from, its PRC operating subsidiaries, which could restrict its ability to act in response to changing market conditions in a timely manner.	53

Labor laws in the PRC may adversely affect Enesoon’s results of operations.	53

Enesoon may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.	54

The discontinuation of any of the preferential tax treatments currently available to Enesoon in China could materially and adversely affect its financial condition and results of operations.	54

Risk Relating to this Transaction and Fuwei’s Ordinary Shares	54

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.	54

Uncertainty concerning the proposed Transaction may adversely affect our business and the market price of our shares.	55

We do not intend to pay dividends for the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.	55

Some major shareholders will be able to control and exert significance influence over Fuwei after the completion of the Transaction and their interest may be different from or conflict with that of Fuwei’s other shareholders.	56

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.	56

Fuwei’s Ordinary Shares would be subject to delisting from the NASDAQ Capital Market if Fuwei is unable to achieve and maintain compliance with the NASDAQ Capital Market’s continued listing standards.	56

Substantial future sales or perceived sales of Fuwei’s Ordinary Shares in the public market could cause the price of Fuwei’s Ordinary Shares to decline.	56

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.	57

After the completion of the Transaction, our corporate structure, together with applicable law, may impede our shareholders from asserting claims against Enesoon and its principals.	57

The obligation to disclose information publicly may put Enesoon at a disadvantage to its competitors that are private companies.	57

The requirements of being a public company may strain Enesoon’s resources and divert its management’s attention.	58

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ordinary shares could be subject to adverse United States federal income tax consequences.	58

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.	58

DIRECTORS AND EXECUTIVE OFFICERS AFTER THE TRANSACTION	59

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers	59

Identification of Directors and Executive Officers of Fuwei	59

Business Experience of Directors and Executive Officers of Fuwei	59

Employment Agreements	62

Fuwei’s Board of Directors	62

Terms of Fuwei’s Directors and Executive Officers	62

Committees of Fuwei’s Board of Directors	62

Audit Committee	62

Compensation Committee	63

Corporate Governance and Nominating Committee	63

Code of Ethics	64

Interested Transactions	64

Qualification	64

Involvement in Certain Legal Proceedings	64

Duties of Directors	64

Compensation of Directors and Executive Officers	64

Share Option Plan	65

RELATED PARTY TRANSACTIONS	66

Enesoon	66

Due from Related Parties	66

Due to Related Parties	67

Fuwei	67

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	68

Overview	68

Factors Affecting Enesoon’s Results of Operations	69

COVID-19 Update	69

Results of Operations	70

For the Years Ended June 30, 2018 and 2019	70

Revenue	70

Revenue from engineering consulting services	70

Revenue from EPC services	71

Product sales	71

O&M services	71

Cost of Revenues	72

Gross profit	73

Operating Expenses	74

Selling expenses	74

General and administrative expenses	74

Research and development expenses	74

Income before income taxes	75

Provision for income taxes	75

Net income	75

For the Years Ended June 30, 2019 and 2020	76

Revenue	76

Revenue from engineering consulting services	76

Revenue from EPC services	76

Product sales	76

O&M services	76

Gross profit	78

For the Six Months Ended December 31, 2019 and 2020	80

FUWEI’S SECURITIES OWNERSHIP PF CERTAIN BENEFICIAL OWNER AND MANAGEMENT	97

MARKET	99

EXPLANATORY NOTE

On March 31, 2021, Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited (“Enesoon”), a British Virgin Islands company, through its directly and indirectly holding subsidiaries in China, primarily engaged in the businesses of design and development, construction, operation and maintenance of thermal energy storage stations and sales of thermal energy storage products, and Enesoon’s shareholders. Pursuant to the Purchase Agreement, the Company will issue an aggregate of 111,111,111 ordinary shares (“Consideration Shares”) in exchange for all the outstanding ordinary shares of Enesoon at the closing, resulting in the former shareholders of Enesoon beneficially owning in the aggregate approximately 97.1% of the Company’s outstanding ordinary shares. The transactions contemplated by the Purchase Agreement are referred to herein as the “Transaction.” It is contemplated that following the closing of the Transaction (the “Closing”), the Company will expand into the energy storage businesses.

The Closing of the Transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of the approval of Nasdaq Stock Market LLC (“NASDAQ”), receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

Although there is no assurance or guarantee that the Closing will occur, in the event the Transaction is completed, there will be a change of business scope, management and ownership control of the Company. Accordingly, the Company is providing information relating to the energy storage businesses operated by Enesoon and its subsidiaries, in combination with the Company’s current high quality plastic film business, proposed management team and principal shareholders following the consummation of the Transaction unless otherwise specifically noted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Enesoon’s Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our or Enesoon’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements.

Forward-looking statements contained in this document are based on current expectations and beliefs concerning the future developments and events and are subject to risks and uncertainties. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, include, among other things:

•	uncertainty as to our or Enesoon’s ability to continuously develop new technology, services and products and keep up with changes in the industries that we operate;

•	uncertainty with respect to the expected growth of China’s energy storage industry, plastic film industry and our or Enesoon’s future business development;

•	uncertainty regarding our or Enesoon’s expected growth in demand and market acceptance, for our products and services;

•	risks associated with possible defects and errors in our or Enesoon’s products and services;

•	uncertainty as to our or Enesoon’s ability to protect and enforce our intellectual property rights;

•	uncertainty as to our or Enesoon’s ability to attract and retain qualified executives and personnel;

•	uncertainty in acquiring raw materials on time and on acceptable terms;

•	uncertainty around ongoing coronavirus (COVID-19) pandemic and the effects of government and other measures seeking to contain its spread;

•	uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	the ability to list the Company’s securities on Nasdaq;

•	the effect of the announcement of the Transaction with Enesoon on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Enesoon do business, or on the Company’s or Enesoon’s operating results and business generally;

•	risks that the Transaction disrupts current plans and operations;

•	the ability of the parties to consummate the proposed Transaction on a timely basis or at all;

•	uncertainty relating to the satisfaction of the conditions precedent to consummation of the proposed Transaction, at all or in a timely manner;

•	the ability to achieve anticipated benefits of the Transaction; and

•	uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from China conducted by certain countries.

Forward-looking statements represent our estimates and assumptions only as of the date of this document. You should not rely upon forward-looking statements as predictions of future events. You should read this document and the documents that we reference and file as exhibits to this document completely and with the understanding that our actual future results may be materially different from what we expect, and the closing of the Transactions may not occur. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF CERTAIN DEFINED TERMS

Except where the context otherwise indicates and for the purpose of this document only:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this document only, Taiwan, Hong Kong and Macau;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Fuwei”, “Company”, “us”, “our” or “we” refer to Fuwei Films (Holdings) Co., Ltd. The term “you” refers to holders of our ordinary shares.

•	“Enesoon” or “Enesoon Group” refers to Enesoon New Energy Limited, a British Virgin Islands company, including its consolidated subsidiaries, unless the context otherwise indicates;

•	“U.S. GAAP” refers to the generally accepted accounting principles in the United States;

•	“HK$” refers to the legal currency of Hong Kong;

•	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

•	“RMB” or “Renminbi” refers to the legal currency of the PRC;

•	“Share” and “Ordinary Shares” refers to our ordinary shares of par value US$0.129752 per share; and

•	“US$,” “dollars,” “USD” or “U.S. dollars” refers to the legal currency of the United States.

DISCRIPTION OF BUSINESS

Overview

Enesoon believes it is a leading clean energy solutions provider in China with thermal energy storage (“TES”) technology and clean energy management and control systems as its core competency. As a provider of a full spectrum of professional services, Enesoon develops, designs, builds, sells, operates and maintains energy stations that provide both heating and cooling solutions, using key TES equipment that it designs and develops, and the proprietary and unique TES media that it has independently developed with complete intellectual property rights. Currently, Enesoon conducts its business primarily in collaboration with local partners who are granted the exclusive right to use Enesoon’s technology to operate HSES (as defined below) systems designed and built by Enesoon within a specified region. As of the date of this document, Enesoon has 113 regional partners covering 23 provinces and 644 counties or districts in China.

The clean energy stations Enesoon has developed and individually designed are called Hybrid Smart Energy Storage (“HSES”) systems. Enesoon’s HSES systems provide heating and cooling solutions as well as other thermal energy applications such as industrial steams. The HSES systems use off-peak or solar electricity to drive the equipment, such as air heat pumper and water heat pumper, to collect heat from multiple energy sources, including but not limited to, air, natural heat of the earth, recovered energy (or so called “waste heat”), and store the collected energy through the form of TES and convert and release such energy as needed in the form of heating, steam, hot water and air conditioning for residential, business and industrial users. Enesoon’s technology is efficient, stable, safe, economical and environmentally friendly. In particular, as only off-peak electricity or solar electricity is used, the HSES systems create zero additional emissions. As a result, energy produced from Enesoon’s HSES systems is “clean or green” and has significantly less impact on the environment.

The following chart illustrates how energy is collected, stored, and used through Enesoon’s HSES systems:

Due to the technology advantages, Enesoon’s HSES systems are more economical than natural gas boilers in that the operating costs of its system are 50% less than those of natural gas boilers. This enables Enesoon to protect the environment while achieving high profitability in providing heating and cooling solutions to users.

Enesoon provides operating and maintaining services for the HSES systems for their owners using its smart energy management system (“Management System”) to achieve the intelligent management of the distributed energy stations. By creating a national network of monitoring centers, technology centers and operation and maintenance centers, the marginal cost for managing new energy stations will be significantly reduced. By installing sensors and software applications, Enesoon is able to process users’ feedback in a timely manner and accurately pinpoint the source of the problem to ensure continuous and stable operation of the energy stations. The Management System is a centralized management platform for the operation and maintenance of Enesoon’s energy stations nationwide. The platform connects a computing center with distributed energy stations and functions as a peak load regulator. Enesoon’s operational database centralizes the daily operation data of all stations to improve equipment utilization and operation efficiency as well as to provide insights for the design of new stations by using deep learning methods to tap data potential. With the help of the Management System, Enesoon’s operating and maintenance services business will accelerate its long-term growth, expand its market presence in a growing market and further develop its energy storage and management services.

It has become a consensus that clean renewable energy will replace traditional fossil energy. Because of the intermittent, decentralized and unstable characteristics of renewable energy, it is necessary to achieve stable supply through energy storage technology. At the same time, the sources of clean energy are multiple rather than single. In order to optimize the efficiency of these multiple energy sources and energy storage, the energy station can only be miniaturized and distributed, which needs to be managed by Internet technology. Therefore, Enesoon believes its HSES system, featuring energy storage + multi-energy complementary + smart energy, is a universal solution with global adaptability and present huge growth opportunities for Enesoon.

For further description of the Company’s plastic film business, please refer to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 22, 2021.

Enesoon’s Competitive Strengths

Enesoon believes the following strengths have contributed to its success:

Growing Legislative Demand for Environmentally-Friendly Renewable Resource Assets

All of Enesoon’s currently operating projects provide heating and cooling solutions and other thermal energy applications such as industrial steam that are clean, renewable and generally sustainable. Unlike the thermal energy produced by burning fossil fuels, Enesoon’s HSES stations produce energy with no additional emissions. As a result, energy produced from its systems contributes significantly less to global warming and local and regional incidences of acid rain than heat produced by burning fossil fuels. Such clean and sustainable characteristics of the energy Enesoon produces give it a competitive advantage over fossil fuel-based energy generation as China and many other countries increasingly seek to balance environmental concerns with demands for reliable sources of energy. For example, China has rolled out a number of environmental policies and action plans in North China to fight against environmental degradation, including, without limitation, the Action Plan for Comprehensive Control on Air Pollution in Jing-Jin-Ji Areas (2018-2019), Notice on Expanding the Central Government’s Support for the Pilot Program of Clean Heating Cities in the Northern Region, Clean Heating Plan in Winter in Northern Region (2017-2021), and Notice on Issuing the Opinions on the Price Policy of Clean Heating in the Northern Region.

High Efficiency from Vertical Integration

Unlike many of its competitors in this industry, Enesoon is a fully-integrated equipment, services and solutions provider. Enesoon designs and develops most of the key equipment it uses in its energy stations – the TES equipment and the TES media. Enesoon’s intimate knowledge of the equipment that Enesoon uses in its operations allows Enesoon to operate and maintain its stations efficiently and to respond to operational issues in a timely and cost-efficient manner. Enesoon also develops its own management systems which are fully integrated with its key equipment to maximize the efficiency and durability of its HSES systems. Enesoon’s management software effectively controls the operation and maintenance of HSES systems, as it controls and optimizes all the processes from energy collection, transition, storage to release. Moreover, given the efficient communications among Enesoon’s subsidiary that designs, procures and assembles the key equipment Enesoon uses in its operations of HSES system, Enesoon is able to quickly and cost effectively identify and repair mechanical issues and to have technical assistance and replacement parts available to its customers as and when needed.

Highly Experienced Management Team

Enesoon has a highly qualified senior management team with extensive experience in the energy sector. In particular, the team is led by Mr. Zhiyong Zeng (“Mr. Zeng”), Enesoon’s Founder and Chief Scientist, Mr. Zhicheng Tang (“Mr. Tang”), its Chairman of the Board, Ms. Mingli Chen (“Ms. Chen”), its Chief Executive Officer and Dr. Shaoping Lu (“Dr. Lu”), its Vice President and director. After the completion of the Transaction, Mr. Tang will be appointed as Chairman of the board of the directors, Ms. Chen will be appointed as Chief Executive Officer, and Dr. Lu will be appointed as Vice President, of Fuwei.

Mr. Zeng has a long and successful career in the chemical industry and has received special allowances from the State Council of China as recognition of his outstanding achievements. Starting in 2010, he has been retained as an expert at the China Academy of Science and Technology Development. Mr. Zeng also has been serving as the chairman of Clean Energy Branch of China Productivity Promotion Center Association and as the director of International Clean Energy Forum of Macau. In his career, he has served as the chief engineer of a number of chemicals, environmental and new energy companies and as the president of Yuanjiang Chemical Plant in Hunan Province, China. He has nearly 500 inventions that are either on-duty or off-duty, and most of them have been commercialized. He has rich experience in chemical engineering and energy storage, and nearly 20 years of experience in renewable energy development, focusing on solar thermal and clean energy storage research. He regularly communicates and works closely with institutions and experts in more than 20 countries around the world. As a member of Enesoon’s board of directors, Mr. Zeng primarily leads Enesoon’s research and development efforts related to its systems, products, technology and expertise. Mr. Zeng graduated from Hunan Institute of Chemical Technology in 1986 with a bachelor’s degree in chemical engineering.

Mr. Tang graduated from Southwest Jiaotong University with a Ph.D. in Bridge and Tunnel Engineering and is a senior engineer. Early in his career, Mr. Tang joined China Railway Eryuan Engineering Group, a company provides engineering consultancy services, in 1987 as an assistant engineer and was later promoted to section chief. In 2004, he became the chairman and chief executive officer of China Railway No. 2 Engineering Group (“CREGC”), 600528.SS, a company engaged in the manufacture and installation of crossroads and steel structures, the research and development and manufacture of project construction machinery and the provision of supporting services. In December 2014, he became the chief inspector and director general of the South China Engineering Command, the Southern Headquarters of CREGC. Mr. Tang is the recipient of numerous awards, including National Construction Project Outstanding Project Manager, Top Ten Outstanding Youth, and National Model Worker. He has 14 years of experience in engineering and 10 years of experience taking a company from the start-up stage to being publicly traded at a national stock exchange and is a proven engineering and business leader.

Ms. Chen has 20 years’ working experience in insurance industry. Prior to joining Enesoon, Ms. Chen served in senior management roles in a number of insurance companies, including general manager of Huatai Life Insurance Co., Ltd, Guangdong Division, from 2011 to 2013, head of Guangdong Research Group of Life Insurance Co., Ltd. from 2008 to 2010 and assistant vice president of AIA from 2005 to 2008. From 2001 to 2005, Ms. Chen served as general manager of Foshan Branch Company and Fujian Branch Company of Taikang Life Insurance Company. From 1996 to 2001, she worked as vice president of Nanhai Branch Company and Foshan Branch Company of China Life Insurance Company. She worked as sales manager of Foshan Branch of China Ping An Insurance Company from 1995 to 1996. Ms. Chen received her bachelor’s degree in Economics from Guizhou University (formerly Guizhou Agricultural College) in 1991 and a master’s degree in Business Administration from Business School of Wuhan University in 2004.

Dr. Lu has over a decade of investment, management and consulting experience in the field of investment analysis, asset management, stock analysis and project finance and have assisted multiple Chinese companies with their U.S. listings. Dr. Lu graduated and received a master’s degree from the Institute of Applied Mathematics of Chinese Academy of Sciences in 1986, and received his Ph.D. in 1990 from The City University of New York. He was a Mathematics professor in West Virginia University from 1991 to 1993. Dr. Lu founded Wanda International, Inc., a company that promotes cultural, educational exchange and economic cooperation between China and the United States and has served as its president since 1993. In 2002 Dr. Lu formed Shenzhen Gaojiao Venture Capital Management Co., Ltd., a venture and PE fund, and has served as the Chairman and CEO since its inception.

Under the leadership of Enesoon’s senior management team, Enesoon has developed strong execution capabilities that have enabled Enesoon to capture the current market position in its industry and achieve the current scale of its operations. Enesoon has also developed a cohesive set of corporate values that inspire and encourage innovation, which Enesoon believes is the foundation to creating a disruptive and innovative business model in the energy storage industry, as well as serving as the driving force to attract, retain, and motivate its team to continue along its journey of rapid growth. Additionally, Enesoon’s management team’s clear sense of mission, long-term focus and commitment to the corporate values that define its corporate culture has been instrumental to its success.

Enesoon’s Strategies

Going forward, Enesoon strives to further strengthen its market position in China’s energy storage industry by enhancing its fundamental infrastructure and technology services, increasing its market penetration rate and strengthening its network effects.

Enesoon plans to achieve its mission through the following key strategies:

Development and Construction of New Energy Stations

Enesoon’s systems are presently concentrated in Shandong Province, Henan Province and Hebei Province in China. Enesoon continuously seeks out commercially suitable sites for HSES energy stations and develop and construct new HSES energy stations in Gansu Province, Shanxi Province and Shaanxi Province where traditional heating methods of coal-burning are used, and the governments are under pressure to reduce the impact of carbon emissions on environment. Enesoon will strengthen its market position in building energy station projects in China and leverage its existing experience to expand into these geographic areas in China and eventually other markets worldwide.

Enesoon believes its success achieved in above three Provinces can be duplicated in other regions of the world. Enesoon plans to initially seek local partners to set up HSES systems in North America, to provide clean energy solutions in these countries. Enesoon plans to further promote its technology and partnership with businesses in other regions of the world once Enesoon tests out its collaboration with partners in these countries.

Further Strengthening Technological Expertise

Enesoon invests in research and development of energy storage technologies and leverage its technological expertise to continuously improve its energy station components, reduce operation and maintenance costs, develop competitive and environmentally friendly products for heating and cooling solutions as well as target new service opportunities. Specifically, Enesoon plans to invest at least $20 million to improve and scale up the Management System, micro-energy network, and operating and maintenance platform and feedback collection. Such investment includes hire of more research and development (“R&D”) staff, purchase of equipment and product upgrade.

Improving Efficiency

Enesoon will continue to improve the technical parameters of its TES materials and improve the efficiency of its TES equipment. Also, Enesoon will continue to upgrade its HSES management software to improve the overall performance and efficiency of HSES system. Enesoon assists each partner who needs to obtain regional clean energy concession rights from local authorities with the application of such rights and these local concession rights to provide heating and air conditioning services generally remain valid for 30 years, during which time Enesoon will generally provide operational and maintenance services to project companies that we jointly setup with local partners. With the increase in the number of project companies, Enesoon expects to service a constantly rising number of HSES stations as its business expands. Enesoon will improve its operational services through its Management System, which is expected to effectively control the storage, transportation and supply of heat/air-conditioning via feedback collection and algorithm optimization so that the heat/air-conditioning can be supplied at a lower cost and accurately transported to the end users. By improving end-to-end efficiency, Enesoon will improve user experience, reduce costs, and improve profitability in the long run.

Continue to Invest in Enesoon’s Knowledge Engine to Support Its Business

Enesoon’s knowledge engine is the core that drives its technology services and its solutions. To further grow and scale its knowledge engine, Enesoon will continue to accumulate useful feedback and operational data related to energy storage and clean heating and cooling solutions from its daily operation, and use the collected feedback and data combined with its experience to further optimize the Management System. Enesoon continues to develop and incorporate additional functionality into its platform as well as develop new products and services associated with its knowledge engine, through which Enesoon and its partners may gain useful insights into the energy storage market. Enesoon plans to monetize its knowledge engine and offer related value-added services such as energy management services.

Exploring Strategic Business Opportunities

Enesoon plans to strategically pursue alliances and investment opportunities that are complementary to its existing business and operations. In particular, Enesoon seeks opportunities that can help Enesoon expands its partner bases, brand coverage, and diversify its product and service offerings. Enesoon also plans to strategically offer more solutions and pursue investment and acquisition opportunities to help better integrate the value chain in clean heating and cooling solutions.

Enesoon’s Operations

All of Enesoon’s revenues from its businesses were derived from (i) customers who are owners of energy stations, and (ii) project companies owned jointly by Enesoon and its local partners, to which Enesoon provides engineering, procurement and construction services, operating and maintenance services and/or sell its equipment.

Enesoon screens, selects and authorizes local partners to promote its business and use its technology in specific local markets. Enesoon chooses one exclusive partner in each county or district and sign a standard license agreement with such local partner, whereby Enesoon, for a fixed fee, grants the partner an exclusive right to use its Enesoon brand and develop the HSES system in the designated region. Enesoon will also provide its partner with preliminary technology solution and feasibility report.

Once its partner completes its valuation of the feasibility and economic benefits of operating its HSES system in the specified region and determines to establish such system, the partner will enter into a cooperation agreement with Enesoon for the formation of a joint venture, which Enesoon refers to as a project company. Under the cooperation agreement, Enesoon generally makes cash contribution in the project company in exchange for 10% to 15% of its equity interest and is entitled to appoint one director and one supervisor of the project company.

The project company will invest to build HSES stations, the cost of which depends on the size of the building floor areas that need heating and/or air conditioning. Project companies are recommended to use Enesoon’s technologies, project design, management software, core equipment, and TES media to build the stations. After the station is built, Enesoon is generally exclusively engaged for a term of 30 years to provide operating and maintenance services of the HSES systems using its Management System.

Enesoon’s Services and Products

Engineering Consulting Services. Enesoon introduces its HSES system and its application to customers, and Enesoon provides engineering consulting and design services to partners and project companies encompassing the feasibility study of having new HSES stations in their areas as well as the design and development of such HSES stations. Enesoon’s engineering consulting services are generally provided during the term from one to three months. Enesoon charges the local partners a one-time consulting fee based on the number of county or district covered in the contract while for services provided to project companies, Enesoon charges a fee generally based on the size of the area the energy station serves. For the fiscal years ended June 30, 2020, 2019 and 2018 and the six months ended December 31, 2020, Enesoon provided engineering consulting services to a total of 71, 72, 33 and 26 customers, respectively and achieved revenue from such services, accounting for 74%, 84%, 51% and 57% of its total revenue, respectively.

Engineering, Procurement and Construction (“EPC”) Services. Enesoon engineers, procures and constructs, as an EPC contractor, HSES energy stations on a turnkey basis, using core equipment Enesoon designed and developed. Enesoon provides the EPC services to project companies. Generally, Enesoon’s engineering services account for 5% of the total EPC contract value, its core products, including TES equipment system with its unique TES materials, HSES system management software, account for 40% of the total EPC contract value, and the other products (including air pumper, heat pumper, electric equipment, and pipe network supplies) and services that normally can be purchased or contracted from third party suppliers, account for the remaining 55% value of an EPC contract. The HSES systems typically can be completed within one to three months from commencement of construction. For the fiscal years ended June 30, 2020, 2019 and 2018 and the six months ended December 31, 2020, Enesoon completed construction of a total of nine, six, six and zero energy stations, respectively and achieved revenue from its EPC services accounting for 23%, 13%, 10% and nil of its total revenue, respectively. As the non-core services/products elements traditionally included in its EPC services are readily available on the market and have a low profit margin, Enesoon recently has ceased to offer such products and services and begun separately selling its core equipment/products at a higher profit margin with an aim to improve its profitability.

Operating and Maintenance (“O&M”) Services. Enesoon provides O&M services for energy stations owned by the project companies. Although these services are only a small part of its overall business, they will become larger as Enesoon builds more and more energy stations and Enesoon continues to operate and maintain these stations under long-term contracts. For the fiscal years ended June 30, 2020, 2019 and 2018 and the six months ended December 31, 2020, Enesoon provided O&M services for a total of 21, 18, 4 and 21 HSES energy stations and generated revenue from such services accounting for 1%, 1%, 1% and nil of its total revenue, respectively. As of the date of this document, Enesoon provided O&M services to an aggregate of 21 HSES energy stations.

Sales of Products. Enesoon sells proprietary TES materials that Enesoon has developed over the years; and core energy storage equipment, such as self-designed tank, heating device, heat exchanger and corresponding control system, to its customers. To improve its overall profitability, Enesoon has shifted its focus to sales of more customized products which generally have higher profit margin compared to providing EPC services. As a result, for the six months ended December 31, 2020, its product sales accounted for 42% of its total revenue as compared to 1% in the same period of last year.

Technological Innovation

Enesoon believes it is an industry leader in China in terms of ownership of TES intellectual property, outstanding in investment, output, ownership, and industrialization of core technologies. As of the date of this document, Enesoon has applied for over 277 patents in China with 134 patents issued. In addition, to realize its international IP strategic deployment, Enesoon has also filed 45 PCT patent applications and has received four U.S. patents and one European patent as of the date of this document. All of its patents are internally developed.

Enesoon’s HSES system is a proprietary TES clean heating/cooling system equipped to intelligently collect energy from multiple sources such as waste electricity, solar, wind energy, energies from air, sewer and other energies. The collected energy is stored thermally and distributed when needed in the form of heating or cooling.

By leveraging Internet of Things, feedback collection, and artificial intelligence technology, HSES system is configured to flexibly track, analyze, adjust, and control the system according to different stages of energy collection, storage, conversion and utilization.

In January 2018, the HSES system passed technical evaluations organized by China Environmental Protection Industry Association. Based on rigorous research, tests, and evaluations from top industry experts, national authorities concluded that HSES is a leading technology in the industry due to its superior energy storage density per unit volume, high efficiency of internal circulation heat pump, fast start-up response, high utilization rate, low system energy consumption, low investment and operating costs, and various other criteria. In addition, its HSES system was a clean heating and air conditioning system endorsed by the Ministry of Ecology and Environment of the People’s Republic of China.

Enesoon has 62 staff working in its R&D department, including State Council special allowance experts, scientists and engineers, which represent approximately 49.6% of the total number of its employees. Enesoon’s ability to draw upon internal resources from various disciplines related to the energy storage sector and equipment engineering relating to its energy storage units, allows Enesoon to be innovative in creating new technologies and technological solutions.

Equipment and Materials Suppliers

Enesoon is committed to providing equipment and storage materials that are trusted for their quality, compatibility and durability. Enesoon outsources certain parts of its core equipment to third-party manufacturers in China but makes final assembly of its core equipment. Enesoon has more than 30 suppliers to manufacture tanks, heating devices, heat exchangers and corresponding control systems. Enesoon manufactures all its thermal storage materials at leased facilities and only supply them to its project companies. The main raw materials used to produce TES materials are inorganic salt potassium, such as potassium carbonate and potassium acetate, which are readily available on the market.

Enesoon generally places orders three months prior to the scheduled delivery based on orders from its customers as well as its own assessments of customers’ needs. For the fiscal years ended June 30, 2020, 2019 and 2018 and the six months ended December 31, 2020, Enesoon had four, three, two and one suppliers which accounted for 10% or more of its total purchases, respectively. Enesoon purchased polysilicon modules, air pumpers and controls, valves and cables, which are parts for the non-core equipment, and raw materials for manufacturing TES materials from these suppliers.

Enesoon maintains good relationships with third-party manufacturers and does not anticipate that any party will terminate these relationships in the near term. In the event any manufacturer is unable to manufacture any of the parts or supply any raw materials, Enesoon believes that it would be able to replace such manufacturer.

Partners

As of the date of this document, Enesoon has 113 partners and has established 61 project companies in China, mainly in Shandong, Henan and Hebei provinces. Through these partners, Enesoon accumulated contracts to build energy stations that will supply heat and/or air-conditioning to more than 300 million square meters of building floor areas as of the date of this document. For the fiscal years ended June 30, 2020, 2019 and 2018 and the six months ended December 31, 2020, Enesoon had one, one, two and one customer which accounted for 10% or more of its total revenues, respectively.

Sales and Marketing

Enesoon has assembled a dedicated team of marketing personnel to focus on the promotion and marketing of its products and services. Enesoon’s marketing team is organized around application scenarios, with dedicated team members. To generate interest from its partners, Enesoon also actively promotes its latest research and development achievements and displays its sample projects at its project companies and at Chinese Academy of Science & Technology Development Incubator Bldg., 009#, High-tech South 1st Road, Nanshan District, Shenzhen, PRC, the principal executive office of Shenzhen Enesoon. In addition, recommendations from the governments and operating results from existing stations also help attract potential partners.

Competition

Enesoon’s competitors include primarily domestic players in China. Enesoon expects that competition in the energy storage industry will continue to be intense as Enesoon competes not only with existing players that have been focused on this industry, but also new entrants that may include well-established players from other industries, and players who were not predisposed to this industry in the past. Some of new competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or partners and more resources than Enesoon does. See “Risk Factors — Risks Related to Enesoon’s Business and Industry — Enesoon’s energy products and systems compete with different products and systems as well as other renewable energy sources in the clean energy market. If Enesoon fails to adapt to changing market conditions and to compete successfully with existing or new competitors, its business prospects and results of operations would be materially and adversely affected.”

Competition is also intense for the attraction and retention of qualified employees. Enesoon’s ability to continue to compete effectively in its businesses will depend upon its ability to attract new employees and retain and motivate its existing employees. See “Risk Factors — Risks Related to Enesoon’s Business and Industry — Enesoon may not be able to retain, recruit and train adequate technical and management personnel, and increased competition for qualified personnel in China could result in an increase in wages that Enesoon may not be able to offer in order to stay competitive.”

Intellectual Property

Enesoon regards its patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to its success, and Enesoon relies on a combination of protections provided by patents, copyrights, trademark and trade secret law and confidentiality agreements, non-compete agreements and nondisclosure agreement with its employees and others to protect its proprietary rights. As of the date of this document, Enesoon had registered 293 trademarks in the PRC, four in Australia, four in the European Union, four in India and four in the United States.

As of the date of this document, Enesoon is granted a total of 134 patents in the PRC, including 18 invention patents, 111 utility model patents and 5 exterior design patents. Enesoon has also filed 45 PCT patent applications and has received four U.S. patents and one European patent as of the date of this document. As of the same date, Enesoon has 47 registered software copyrights and one software copyright application pending in the PRC. Proprietary know-how that is not patentable and proprietary technologies and processes for which patents and copyrights are difficult to enforce are also of significant importance to its operations. Enesoon relies on trade secret protection and confidentiality agreements to safeguard its interests in this respect. Enesoon has taken security measures to protect elements in its operations that are not covered by patents or copyrights.

Despite Enesoon’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its technology. Monitoring unauthorized use of Enesoon’s technology is difficult and costly, and Enesoon cannot be certain that the steps Enesoon has taken will prevent misappropriation of its technology. From time to time, Enesoon may have to resort to litigation to enforce its intellectual property rights, which could result in substantial costs and diversion of its resources.

Enesoon has in the past entered, and may continue in the future to enter, into IP licensing agreements with third parties for the use of their proprietary technologies in the development of its products. Third parties may initiate litigation against Enesoon alleging infringement of their proprietary rights or breach of a licensing agreement or declaring their non-infringement of its intellectual property rights. In the event of a successful claim of infringement or breach of a licensing agreement and Enesoon’s failure or inability to develop non-infringing technology or license the infringed or similar technology or cure the breach on a timely basis, its business could be harmed. Moreover, even if Enesoon is able to license the infringed or similar technology, license fees could be substantial and may adversely affect its results of operations.

See “Risk Factors — Risks Related to Enesoon’s Business and Industry — Enesoon’s failure to protect its intellectual property rights may undermine its competitive position, and litigation to protect its intellectual property rights may be costly” and “Enesoon may need to defend itself against claims that Enesoon infringes, has misappropriated or otherwise violates the intellectual property rights of others, which may be time-consuming and would cause Enesoon to incur substantial costs.”

Employees

Enesoon believes that one of the strengths and principal reasons for its success is the quality and dedication of its people. As of June 30, 2021, 2020, and 2019, Enesoon had 125, 158, and 168 full-time employees, respectively, all of which are located in China. The table below sets forth the breakdown of its employees by function as of June 30, 2021:

Function	Number of Employees	Approximate Percentage of Total
Senior Management	3	2.4%
Research and Development	62	49.6%
Technology and Business Services	16	12.8%
Operations and Maintenance	6	4.8%
Accounting and Finance	21	16.8%
General Administration	17	13.6%
Total	125	100%

Enesoon experienced a decrease in the number of employees as a result of the spinoff of its former operating subsidiary in Jiangsu province and decrease in workforce in O&M services due to lower demand for these services in the fiscal years 2020 and 2021, and improvement of its project management due to technology advance and standardization of process.

None of Enesoon’s employees is represented by a labor union, and Enesoon has never experienced any significant labor disputes. Enesoon considers its relations with its employees to be good. Enesoon believes its future success will depend on its continuing ability to hire, integrate and retain qualified personnel. As Enesoon continues to expand its operations, Enesoon expects to continue to invest significant resources in hiring and retaining a talent pool of engineering professionals as well as other key personnel to identify, execute and manage its projects and investments. Enesoon looks to recruit employees that it believes are a good fit with its corporate culture.

As required under PRC law, Enesoon participates in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. Enesoon is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government from time to time.

Properties

Enesoon’s corporate headquarters are located on leased premises in Shenzhen, Guangdong Province, PRC, where Enesoon leases an aggregate of approximately 4,600 square meters of office space (approximately 50,000 square feet). Enesoon also leases an office space of approximately 800 square meters in Chengdu, Sichuan Province, PRC, where Enesoon primarily conducts clean engineering design and provide EPC services. The lease contracts will expire from December 2021 to December 2025. Enesoon believes that its existing facilities are adequate for its current requirements and that Enesoon will be able to enter into lease arrangements on commercially reasonable terms for future expansion. Enesoon owns an office space of approximately 865 square meters in Nanjing, Jiangsu Province, which is used for software research and development. Enesoon also leases facilities including plant and equipment for manufacturing of its thermal storage materials from a related party, free of charge, under a lease agreement that expires in April 2022. Enesoon has the priority to renew such lease should Enesoon needs to continue to use the facilities.

Legal Proceedings

Enesoon may from time to time be involved in litigation and claims incidental to the conduct of its business. Enesoon is not currently subject to any pending judicial, administrative or arbitration proceedings that Enesoon expects would have a material impact on its financial condition or results of operations. From time to time, Enesoon may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages. See “Risk Factors – Failure by Enesoon to successfully defend against potential claims made against it by project owners, suppliers or project subcontractors, or failure by Enesoon to recover adequately on potential claims made against project owners, suppliers or subcontractors, could materially adversely affect Enesoon’s business, financial condition, results of operations and cash flows.”

Insurance

Enesoon maintains certain insurance policies to safeguard Enesoon against risks and unexpected events, such as automobile insurance and employee accident insurance. Enesoon does not maintain business liability or interruption insurance, which, based on publicly available information available to Enesoon relating to clean energy companies based in the PRC, is in line with customary industry practice in the PRC. Enesoon provides social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for its employees in compliance with applicable PRC laws. Enesoon considers its insurance coverage to be sufficient for its business operations in China.

GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant laws, rules and regulations that affect Enesoon’s business activities in the PRC, and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign- invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Regulation on Implementing the Foreign Investment Law

On December 26, 2019, the State Council issued the Regulation on Implementing the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Implementing Regulation, which took effect on January 1, 2020. As a matching regulation for the Foreign Investment Law, it specifies measures to promote foreign investment, protect the legitimate rights of foreign investors and regulate foreign investment management.

According to the Foreign Investment Implementing Regulation, in order to promote foreign investment, the government should treat domestic and foreign-invested enterprises lawfully and equally in government funding, land supply, tax and fee cuts, license awarding, standard setting, project application, and human resources policies, among others. The government should not stop foreign companies from entering the local government procurement market. Foreign investors and foreign-invested enterprises will enjoy preferential treatment in government funding, tax, finance, land use, etc., in accordance with China’s laws and administrative regulations or rules of the State Council. Moreover, the Foreign Investment Implementing Regulation allows foreign-invested enterprises to obtain financing within or outside China, among other means, by publicly issuing securities such as stocks and corporate bonds, and publicly or non-publicly issuing other financing instruments and obtaining external loans.

In addition, the Foreign Investment Implementing Regulation provides several protective rules for foreign investors and their investments in the PRC, including, among others, that foreign investors’ capital contributions, profits, capital gains, assets disposal earnings, royalties on intellectual property rights, legitimate compensation or damages, and liquidation proceeds, etc., may be freely remitted to and from China in the form of Renminbi or foreign currency; foreign investment will not be expropriated by the State, and in special cases where expropriation is necessary for public interest, legal procedures should be followed in a non-discriminatory manner, and timely compensation should be made based on market value; the government will mete out more severe punishments for intellectual property rights infringements, and administrative organs and their staff members should not require forced technology transfer.

Furthermore, foreign investors will be denied access to fields in which their investment is prohibited by the negative list for foreign investment, and should follow special restrictive management measures in fields subject to limited investment. The government will set up a foreign investment security review system aimed at foreign investment that affects or may affect national security. Also, foreign investors or foreign-invested enterprises shall submit investment information to the competent commercial authorities through the enterprise registration system and the enterprise credit information disclosure system.

Meanwhile, the Foreign Investment Implementing Regulation defines legal responsibilities of governments and their staff members if they fail to treat domestic and foreign-invested enterprises equally, restrict foreign enterprises’ equal participation in setting and revising standards, adopt stringent technical requirements exclusively for foreign- invested enterprises, unlawfully restrict remittance by foreign investors, or fail to fulfil their policy commitments or agreed contracts.

Additionally, pursuant to the Measures for the Reporting of Foreign Investment Information, or the Reporting Measures, promulgated by and the Ministry of Commerce, or the MOFCOM, and the State Administration for Market Regulation on December 30, 2019, which became effective on January 1, 2020, foreign investors or foreign-funded enterprises who carry out investment activities directly or indirectly within China, shall report investment information to commercial authorities in accordance with the Reporting Measures.

Guidance Catalogue of Industries for Foreign Investment

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the MOFCOM, promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the Negative List, which became effective on July 23, 2020, and on December 27, 2020, the NDRC and the MOFCOM promulgated the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalogue, which became effective on January 27, 2021. Both of the Negative List and the Encouraging Catalogue govern the foreign investment activities in the PRC, and will be amended by the competent authorities from time to time. The Negative List states the “restricted” category and “prohibited” category for foreign investment in the PRC, industries not listed in the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws, while the Encouraging Catalogue states the “encourage” category for foreign investment in the PRC.

The Encouraging Catalogue stated that construction and operation of regional (air conditioning and heating) energy supply projects driven by natural gas, electricity and renewable energy; the construction and operation of the new energy station; large-scale energy storage technology research and development and production application, are the industries encouraging foreign investors to invest. Especially, the Research, development, production and application of large-scale energy storage technology (energy storage batteries, pumped storage technology, air energy storage technology, wind power and heating after midnight, etc.) are the priority industries for foreign investment in the central and western region of China.

As a TES clean heating solution provider, Enesoon’s core business involves TES technology consulting and technology services, TES clean heating engineering design and core TES product supply, and TES clean heating project operation and maintenance. TES technology consulting and technology services, TES clean heating engineering design and TES clean heating project operation and maintenance fall within the Encouraging Catalogue. Core TES product supply is not listed in the Negative List and is deemed as falling into the “permitted” industry.

Policies Relating to TES Clean Heating

Policies Relating to Energy Storage Technology

On September 22, 2017, five PRC governmental and regulatory agencies, including the NDRC, and the National Energy Administration, or the NEA, promulgated the Guidance on Promoting Energy Storage Technology and Industrial Development, or the Energy Storage Guidance. The Energy Storage Guidance encourages to promote energy storage technology and industrial development. According to the Energy Storage Guidance, in the next 10 years, the development of energy storage technology will be promoted in two stages: the first stage will realize the transition of energy storage from research and development demonstration to the initial stage of commercialization; the second stage will realize the transition of energy storage from the initial stage of commercialization to scale development.

In addition, the Energy Storage Guidance clarifies the key development tasks as follows: (i) focusing on the development of energy storage technologies and materials; (ii) supporting the application of multiple energy storage sources for the consumption of renewable energy; and (iii) improving the information and management level of energy storage systems, etc.

Furthermore, the Energy Storage Guidance provides several protective rules and principles for promoting energy storage technology and industrial development, including, among others, that (i) relevant departments cooperate with each other to establish and improve supporting policies, and effectively promote the implementation of various measures to form a development situation that combines government, industry, learning, research, and application; (ii) relevant departments establish and improve relevant laws and regulations to strengthen intellectual property management and protection of energy storage technologies, products and models; and (iii) relevant departments guide social capital to accelerate the promotion and application of advanced energy storage technologies and simplify relevant procedures, and encourage financial innovation to reduce the entry barriers and risks of energy storage development.

On January 9, 2020, the NEA and Ministry of Emergency Management, State Administration for Market Regulation promulgated the Implementation Plan for Strengthening the Standardization of Energy Storage, which requires to accelerate the establishment of key energy storage standards, and encourages the standardized research and development of emerging energy storage technology and its application.

On April 3, 2020, the NEA published the Energy Law of the People’s Republic of China (Exposure Draft), which prescribes that the state shall adjust and optimize the energy industrial structure and consumption structure, give priority to the development of renewable energy, increase the proportion of non-fossil energy, and promote the clean and efficient utilization and low-carbon development of fossil energy, and that the state shall develop policies to support energy development in rural areas, increase the supply of clean and quality energy in rural areas, improve energy services, improve farmers’ conditions for energy consumption for cooking, heating and other purposes, and increase the proportion of clean energy in rural energy consumption.

On February 2, 2021, the State Council promulgated the Guiding Opinions of the State Council on Accelerating the Establishment of a Sound Economic System with Green, Low-carbon and Circular Development, which requires to promote the development of a green and low-carbon energy system through the following measures. Priority shall be given to energy-saving enterprises, and the system for controlling both the total amount and the intensity of energy consumed shall be improved. The ratio of renewable energies used shall be raised, the development of wind power and photovoltaic power generation shall be supported, and the use of water energy, geothermal energy, ocean energy, hydrogen, bio-mass, and solar thermal energy in power generation shall be promoted. The research, development and promotion of large-capacity energy storage technologies shall be accelerated.

On March 11, 2021, the NPC, promulgated the Outline of the 14th Five-Year Plan for National Economic and Social Development of the People’s Republic of China and the Long-Range Objectives Through the Year 2035, which requires to accelerate the intelligent transformation of power grid infrastructure and the construction of smart microgrids, improve complementarity and intelligent regulation capabilities of power system, strengthen the connection between source and grid and load storage, improve the consumption and storage capacities of clean energy, improve the capacities of transmission and distribution to remote areas, promote the flexibility of coal power transformation, and accelerate the construction of pumped storage power stations and the large-scale application of new energy storage technologies.

On April 25, 2021, the NEA issued the Notice on the Submission and Delivery of the 14th Five-Year Plan for Integration of Power Sources, Power Grids, Energy Loading and Storage, and Provision of Multi-Energy Complementarity, which focuses on supporting multi-energy complementary projects with a capacity of no less than 2 billion kWh of new energy electricity consumption per year, and the projects of power source, power grids, energy loading and storage with a capacity of no less than 200 million kWh of new energy electricity consumption per year and the proportion of new energy electricity consumption is not less than 50% of the overall electricity consumption.

Policies Relating to Clean Heating

On December 20, 2016, the State Council promulgated the Thirteenth Five-year Plan of Energy Conservation and Emission Reduction, which requires to speed up the clean heating transformation and focus on the replacement of civil bulk coal and fuel consumption.

On September 6, 2017, four PRC governmental and regulatory agencies, including the NDRC, the NEA, Ministry of Finance, or the MOF, and the Ministry of Housing and Urban-Rural Development (the MOHURD), promulgated the Guidance on Promoting the Heating System in Northern Cities, which lays out the basic framework for the basic requirements, key work and supporting measures for promoting clean heating in northern heating areas.

On December 5, 2017, ten PRC governmental and regulatory agencies, including the NDRC, the NEA, the MOF, and the MOHURD promulgated the Plan for Clean Heating in Northern Region in Winter (2017-2021), or the Clean Heating Plan, to increase the proportion of clean heating in the northern region and reduce air pollutant emissions. The Clean Heating Plan sets forth specific supporting measures, including, among others, (i) improving relevant policies and formulating local regulations; (ii) improving funding support through multiple channels; (iii) improving price and marketization mechanisms; (iv) guaranteeing the supply of clean heating energy; (v) promoting clean heating technology innovation and the construction of heating industry; (vi) improving the development of clean heating in rural areas. Pursuant to the Clean Heating Plan, by 2019, the clean heating rate in the northern region need to reach 50% and replace 7.4 million tons of civil bulk coal and by 2021, the clean heating rate in the northern region need to reach 70% and replace 150 million tons of civil bulk coal.

On January 27, 2021, the NEA promulgated the Notice on Doing Well Renewable Energy Heating According to Local Conditions, which put forward some requirements, including: (i) scientifically plan related work and rationally arrange renewable energy heating projects; (ii) promote various types of renewable energy heating technologies according to local conditions, and give full play to the positive role of various types of renewable energy in heating; and (iii) continue to promote pilot demonstration work and the construction of major projects, and explore advanced project operation and management experience.

On May 25, 2021, the MOHURD promulgated the Opinions on Strengthening the County’s Green and Low-carbon Construction, which requires to develop and utilize geothermal energy, biomass energy, air source and water source heat pumps in accordance with local conditions to promote regional clean heating and clean heating in northern counties.

On June 1, 2021, the National Administration of Institutional Affairs and the NDRC published the Circular on Issuing the 14th Five-Year Work Planning for Saving Energy Resources by Public Institutions, which requires to promote centralized heating, expand a variety of clean heating methods, promote the comprehensive transformation of coal-fired boilers for energy conservation and environmental protection, and the low-nitrogen transformation of gas-fired boilers, and promote the implementation of clean heating in urban public institutions in northern areas according to local conditions.

Regulations Relating to Technology Consulting and Technology Services

Technology consulting contracts and technology service contracts are mainly governed by the PRC Civil Code which became effective on January 1, 2021.

Pursuant to the PRC Civil Code, technology consulting contracts include contracts that provide feasibility studies, technology predictions, special technical surveys, and analysis and evaluation reports for specific technology projects. Regarding the main obligations of the entrusting party (the customer) of the technology consulting contract, the PRC Civil Code regulates that the entrusting party shall clarify the consultation issues, provide technical background materials and related technical information and data, and accept from the consulting service provider its work result and pay the remuneration. Moreover, regarding the main obligations of the entrusted party (the service provider) of the technology consulting contract, the PRC Civil Code regulates that the entrusted party shall complete the consulting report or answer questions within the agreed time limit and ensure the consulting report meet the agreed requirements. In addition, if the entrusted party of a technology consulting contract fails to submit a consulting report on schedule or the consulting report submitted does not meet the agreement, he shall bear the liability for breach of contract, such as reduction or exemption of remuneration. Besides, the entrusted party of a technology consulting contract shall make the losses caused by the entrusted party’s decision-making in accordance with the entrusted party’s consulting report and opinions that meet the agreed requirements, unless the parties agree otherwise.

Regulations Relating to Sale of Products

Pursuant to the PRC Civil Code, in the sales contract, the seller shall deliver the subject matter in accordance with the agreed quality requirements, and if the quality of the subject matter does not meet the quality requirements and the contract purpose cannot be achieved, the buyer may refuse to accept the subject matter or terminate the contract. In accordance with the PRC Civil Code, where the subject matter such as computer software with intellectual property rights is sold, the intellectual property rights of the subject matter do not belong to the buyer unless otherwise provided by law or otherwise agreed by the parties.

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993 and subsequently amended on July 8, 2000, August 27, 2009 and December 29, 2018, the production or sale of products that do not meet applicable health and safety standards and requirements is prohibited. Products must not pose unreasonable dangers to human or property. Where a defective product causes physical injury to a person or damage to property, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease production and sale of such products, subject to fines and/or revocation of business license. Non-compliant products, as well as earnings attributable to the sales of such products may also be confiscated.

In addition, pursuant to the PRC Civil Code, if the product is defective and causes damage to others, the infringed may claim damage from the producer or the seller of the product. If the product is defective due to the producer’s fault, the seller shall have the right to seek compensation from the producer after making compensation to the infringed; similarly, if the product is defective due to the seller’s fault, the producer shall have the right to recover from the seller after making compensation.

Regulations Relating to Heating Concession

On March 19, 2004, the MOHURD issued the Measures for the Administration of Municipal Public Utility Concession, or Municipal Concession Regulation, which became effective May 1, 2004, which applied to urban water supply, gas supply, heat supply, public transportation, sewage treatment, garbage treatment and other industries that carry out concession in accordance with the laws. The Municipal Concession Regulation stated that bidders taking part in competitive tendering for concession shall meet certain requirements, such as the credit background, financial status and corresponding debt repayment capabilities is good, sufficient employees in technology, finance and management department and other key departments be to take the concession project, and the proposed management plans are practical and feasible.

On April 25, 2015, six PRC governmental and regulatory agencies, including the NDRC, the MOF, and the MOHURD promulgated the Measures for the Administration of Infrastructure and Public Utilities Concession, or the Concession Measures, which became effective on June 1, 2015. Pursuant to the Concession Measures, the government adopts a competition approach to grant legal persons or other organizations the right to invest in the construction and operation of infrastructure and public utilities within a certain period and scope and obtain benefits. The Concession Measures also regulates that the infrastructure and duration of the concession period shall not exceed 30 years and be determined based on comprehensive factors such as the characteristics of the industry, the demand for public goods or services provided, the life cycle of the project, and the payback period of the investment. Entity who won in the competition will be granted the concession, and will enter into the concession agreement with the local government or its designee with certain provisions stated in the relevant regulations and rules, such as, the concession method, area, scope and duration, the quantity, quality and standards of the products or services provided, the ownership of facilities and corresponding maintenance and renovation, the method of obtaining income, the method of determining prices and charging standards, performance guarantee, risk sharing during the concession period, and government commitments and guarantees.

Regulations Relating to Heating Business in Shandong Province

Different provinces in the PRC may enact and promulgate different regulations to regulate the heating business within its province. Take Shandong Province as an example, on March 28, 2014, the Standing Committee of Shandong Provincial People’s Congress promulgated the Regulations of Shandong Province on Heating, or the Shandong Heating Regulations, which was amended on September 21, 2018 and became effective on the same date. The Shandong Heating Regulations regulates that the governments at or above the county level may, in accordance with the relevant national and provincial regulations, adopt bidding methods to determine eligible heating companies, and sign heating concession agreements with such heating companies, granting such heating companies heating concession within a certain range and period.

Pursuant to the Shandong Heating Regulations, a heating enterprise shall meet the following conditions and obtain a heating business license issued by the competent heating authority before it may engage in heating business activities: (i) having reliable and stable heat sources and heating facilities that meet requirements; (ii) having funds and trained employees with corresponding qualifications that are suitable for the scale of heating; (iii) having standardized operating management systems, operating procedures, service standards and emergency safeguard measures; (iv) making the heating energy consumption index and pollutant emission index meet the national and provincial standards; (v) other conditions stipulated by laws and regulations.

In accordance with the Shandong Heating Regulations, the heating enterprise shall implement the grading license according to the heating operation scale, and the specific measures shall be formulated by the provincial housing and urban-rural construction department. On August 2, 2016, the Department of Housing and Urban-Rural Development of Shandong Province issued the Measures for the Administration of Heating Supply Licenses in Shandong Province, which is valid from September 1, 2016 to August 31, 2021, to clarify the specific procedures for the application of the heating business license.

The Shandong Heating Regulations also outlines certain regulatory rules, including, among others, that (i) the heating enterprise shall, in accordance with the heat supply contract, continuously and stably supply heat, and shall not interrupt or stop the heating without authorization; (ii) without the approval of the heating competent authority, the heating enterprise may not suspend business without authorization; (iii) the heating enterprise shall implement standardized management and services, publicize service content, service standards and procedures, and disclose charging standards and service telephone numbers; (iv) the heating enterprise shall regularly inspect and maintain the heating facilities during the use period; (v) the heating enterprise shall establish and improve the responsibility system for production safety and set up obvious safety warning signs for important heating facilities; (vi) the heating enterprise shall formulate emergency plans for emergency rescue and repair of heating accidents, and conduct regular drills.

Our subsidiary company Shandong Enesoon Sanyuanzhu Heat Power Co., Ltd. engages in heating business activities and is applying for the heating business permit. It is uncertain whether Shandong Enesoon Sanyuanzhu Heat Power Co., Ltd. will obtain the heating business permit or not. Pursuant to the Shandong Heating Regulations, if Enesoon does not obtain the heating business permit to engage in heating business activities, we will be imposed by the relevant regulatory authorities, including, among others, administrative orders to stop illegal acts and confiscate illegal gains, and impose a fine of RMB 50,000 up to RMB 500,000. Additionally, Enesoon’s partners, who provide heating service in different counties and districts in Shandong Province, may need to obtain the heating business permit issued by the local government in accordance with relevant local laws and regulations.

Regulations Relating to Construction and Bidding

On November 1, 1997, the Standing Committee of the NPC, or the SCNPC, promulgated the Construction Law of PRC, which was amended on April 22, 2011 and April 23, 2019. The Construction Law provides that construction enterprises, survey units, design units and project supervision units engaging in construction activities shall be classified under different qualification grades based on certain criteria such as their registered capital, technical professionals team, technical equipment owned and track records of completed construction projects, etc., and may engage in construction activities within the scope permitted for their qualification grade upon passing examination of qualifications and obtaining the qualification certificate for the corresponding grade. Contractor of construction projects shall also possess a qualification certificate. Construction enterprises are prohibited from contracting projects beyond the scope of business permitted for their qualification grade or in any form in the name of another construction enterprise. A construction enterprise shall not allow any of other organizations or individual to use its qualification certificate or business license to contract any form of construction projects. According to the Construction Law, contractors engaged in the construction projects without a corresponding qualification certificate or exceeding its granted qualification, will be required to suspend its construction work, subject to a fine, and illegal income, if any, will be confiscated and in serious circumstance, its qualification certificate will be revoked.

On August 30, 1999, the SCNPC promulgated the Bidding Law of the PRC, which was amended on December 27, 2017. Pursuant to the Article 3 of the Bidding Law, bidding for the following engineering construction projects in the territory of the People's Republic of China, including the survey, design, construction, supervision of projects, and the purchase of important equipment and materials related to engineering construction, must be conducted by tender: (i) large-scale infrastructure, public utilities and other projects that are related to public interests and public safety; (ii) projects wholly or partly invested with state funds or financed by the state; (iii) projects using loans or aid funds from international organizations or foreign governments. The Bidding Law also regulates that the specific scope and scale of the projects listed in the preceding paragraph shall be formulated by the development planning department of the State Council in conjunction with the relevant departments of the State Council and submitted to the State Council for approval. On December 20, 2011, the State Council promulgated the Regulation on Implementing the Bidding Law of the PRC, or the Bidding Implementing Regulation, which was subsequently amended on March 1, 2017, March 19, 2018 and March 2, 2019. As a matching implementation regulation of the Bidding Law, it stated detailed requirements and other rules of bidding activities. For example, it clarifies detailed implementation rules of public invitation, and provides more situations exempted from the bidding rules. In accordance with the Bidding Law, bidders shall not engage in certain activities, including, among others, (i) colluding with other bidders in bidding quotations; (ii) excluding fair competition from other bidders; (iii) damage the legal rights and interests of other bidders; (iv) bribing to tenderers or members of bid evaluation committee.

Combined with the Municipal Concession Regulation, the Concession Measures, and other relevant regulations and rules, contractors engaged in the heating projects, such as designing, engineering, construction of the heating projects may have to abide by the Bidding Law and related implementation rules if the projects must be tendered.

Regulations Relating to Intellectual Property in the PRC

Trademark

Pursuant to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and last revised on April 23, 2019 and will come into effect on November 1, 2019, and the Implementation Rules of PRC Trademark Law promulgated on August 3, 2002 and last amended on April 29, 2014 by the State Council and became effective on May 1, 2014, a registered trademark means a trademark that has been approved by and registered with the trademark office, including goods marks, service marks, collective marks and certification marks. A registered trademark is valid for 10 years commencing on the date of registration approval and can be renewed within 12 months before its expiration. For a registered trademark licensing, licensor should file the licensing of the licensed trademark with the trademark bureau, and the trademark bureau shall announce the licensing, non-filing of the licensing of a trademark shall not be contested against a good faith third party. The following acts shall constitute infringement of the exclusive right to use a registered trademark: (i) using a trademark that is identical to a registered trademark of the same type of commodities without a license from the registrant of that trademark; (ii) using a trademark similar to a registered trademark of the same type of commodities without a license from the trademark registrant, or using of a trademark identical or similar to the registered trademark on similar commodities which easily causes confusion; (iii) selling commodities that infringe upon the exclusive right to use a registered trademark; (iv) forging or manufacturing without authorization the marks of a registered trademark, or selling marks of a registered trademark that are forged or manufactured without authorization; (v) changing another party’s registered trademark and putting the commodities with the changed trademark into the market without the consent of the holder of that trademark; or (vi) intentionally providing facilitation for infringement upon others’ right to exclusively use a registered trademark or aiding others in committing infringement upon the right to exclusively use a registered trademark; or (vii) other conduct that would hinder another party’s exclusive right to use its registered trademark.

Patent

According to the PRC Patent Law (revised in 2020), China National Intellectual Property Administration is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a “first-to-file” principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention patent and ten years in the case of utility model patents and design patents. On January 9, 2010, The State Council promulgated the Regulation on Implementing the Patent Law of the PRC, or the Patent Implementing Regulation, which provides more detailed rules of the Patent Law. For example, it clarifies specific requirements for patent application documents, and provides specific rules for preliminary examination.

Copyright

The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or unincorporated organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations. On January 30, 2013, The State Council promulgated the Regulation on Implementing the Copyright Law of the PRC, or the Copyright Implementing Regulation, which stated more detailed rules of the Copyright Law. For example, it defines the meaning and scope of the “Work”, and further clarifies that copyright shall be effective as of the date in which completion of the creation of the Work.

The Computer Software Copyright Registration Procedures, promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, regulate registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China grants registration certificates to the computer software copyrights applicants which meet the relevant requirements. Additionally, pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Domain Name

The Ministry of Industry and Information Technology, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. The registration of domain names generally adopts the “first-to-file” principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations Relating to Labor Protection in the PRC

Labor Law

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, and last amended on December 29, 2018 and became effective on the same date, provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. Employers must establish and improve the system for occupational safety and healthcare, provide training on occupational safety and healthcare to employees, comply with national and local regulations on occupational safety and healthcare, and provide necessary labor protective supplies to employees.

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner. On September 18, 2008, The State Council promulgated the Regulation on Implementing the Labor Contract Law of the PRC, or the Labor Contract Implementing Regulation, which is a matching implementation regulation for the Labor Contract Law. The Labor Contract Law and the Labor Contract Implementing Regulation refine the situations that the employers and the employees can terminate the labor contract without liability, and the certain termination situations that the employers are required to pay compensation. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to the same pay as the full-time employees for the same nature of work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers must not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

In accordance with the Social Insurance Law of the PRC issued by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018 and became effective on the same date, an employee shall participate in five types of social insurance funds, including pension insurance, medical insurance, unemployment insurance, maternity insurance and occupational injury insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The premiums for maternity insurance and occupational injury insurance are paid by the employer, while the premiums for pension insurance, medical insurance and unemployment insurance are paid by both the employer and the employee. If the employer fails to fully contribute to social insurance funds on time, the authorities in charge of social insurance may require the employer to make full payment or to pay the shortfall within a set period and collect a late charge. If the employer fails to pay after the due date, the relevant government administrative body may impose a fine on the employer.

In accordance with the Regulation on the Administration of Housing Provident Funds issued by the State Council on April 3, 1999 and last revised on March 24, 2019 and came into effect on the same date, enterprises must register with the competent managing center for housing funds and shall establish a special housing fund account in an entrusted bank. Both the PRC enterprises and their employees are required to contribute to the housing provident fund. Where an employer fails to pay up housing provident funds within the prescribed time limit, the employer may be fined and ordered to make payment within a certain period; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Tax

Enterprise Income Tax

The PRC Enterprise Income Tax Law, effective on January 1, 2008 and last amended on December 29, 2018, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the State Administration of Taxation, or the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added Tax

According to the Interim Regulation of the PRC on Value Added Tax, or the VAT, issued by the State Council on December 13, 1993 and last revised on November 19, 2017, and the Detailed Rules for the Implementation of the Interim Regulation of the PRC on Value Added Tax issued by the MOF, on December 25, 2008 and last revised on October 28, 2011, entities and individuals selling goods or services or intangible assets or real estate in the PRC or providing processing services, repair services, and importation services should be subject to VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period.

According to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued jointly by the MOF and the SAT on March 23, 2016, the PRC government issued the Measures for Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Measure of Replacing Business Tax with Value-Added Tax, the Provisions on Relevant Matters concerning the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Provisions of Replacing Business Tax with Value-Added Tax, the Provisions on the Transitional Policies for the Pilot Program of Replacing Business Tax with Value-Added Tax, and the Provisions on the Application of VAT Zero Rate and VAT Exemption Policy to Cross-border Taxable Activities, later the Paragraph 2 of Article 45 of the Measure of Replacing Business Tax with Value-Added Tax was amended by the Notice on the Policies on Construction Services, and Other Items during the Period of the Pilot Program of Replacing Business Tax with Value-Added Tax (issued on July 11, 2017), the Paragraph 45 of Article 1 of the Provisions of Replacing Business Tax with Value-Added Tax was amended by the Notice on the Value-added Tax Policies for the Deduction of Input Taxes on Rented Fixed Assets and Other Matters (issued on December 25, 2017), and the Paragraph 4 of Article 1 and Paragraph 1 of Article 2 of the Provisions of Replacing Business Tax with Value-Added Tax was amended by the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform (issued on March 20, 2019 and became effective on April 1, 2019).The countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out over the PRC since May 1, 2016. According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%, 6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the MOF and SAT on Adjusting the Value-added Tax Rate effective on May 1, 2018, the VAT tax rates on sales, imported goods that were previously subject to 17% and 11% are now adjusted to 16% and 10%, respectively.

According to the Announcement of the MOF, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019 and came into effect on April 1, 2019, the VAT tax rates on sales, imported goods that were previously subject to 16% and 10% are now adjusted to 13% and 9%, respectively.

Dividend Withholding Tax

In accordance with the EIT Law and its implementation rules, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%). However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Circular 9further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7, and Paragraph 2 of Article 8 and Article 13 of which were abolished. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017, and was amended on June 15, 2018. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations on Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which was most recently amended in August 2008. Under the PRC Foreign Exchange Administration Regulations, Renminbi is freely convertible for payments of current account items, such as distribution of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE. On the contrast, approval from or registration with appropriate government authorities is required where Renminbi is to convert into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (last revised on May 4, 2015), or Circular on Improving and Adjusting Foreign Exchange Policies, which substantially amends and simplifies the foreign exchange procedure. Pursuant to Circular on Improving and Adjusting Foreign Exchange Policies, the opening of various foreign exchange accounts for special purposes, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by foreign-invested enterprises to their foreign shareholders, no longer require approval or verification from the SAFE, and the same entity may open multiple capital accounts in different provinces. In May 2013, the SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business for direct investment in the PRC based on the registration information provided by the SAFE and its local branches.

On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to the SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or the SAFE Circular 19. The SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. The SAFE Circular 19 allows foreign-invested enterprises to settle their foreign exchange capital at banks based on the operation needs of the enterprises upon the confirmation of rights and interests of capital contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks). The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. The SAFE can adjust such proportion based on the international balance of payments. The SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which became effective in June 2016. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. The SAFE Circular 19 and the SAFE Circular 16 prohibit foreign-invested enterprises from using Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises.

On January 26, 2017, the SAFE issued the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities must retain income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which took effect on the same day. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which replaced the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 75. The SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity or entities for the purpose of seeking offshore investment or making offshore financing. The SAFE Circular 37 refers to, the PRC residents’ overseas enterprise directly formed or indirectly controlled for investment or financing purposes with the assets or interests it legally holds in a domestic enterprise, or with the overseas assets and interests it legally holds, as a “special purpose vehicle”. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of investment amount, share transfers or exchanges, mergers or divisions, or any other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required the SAFE registration, the PRC subsidiaries of such special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and such special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability under PRC law for evasion of foreign exchange controls.

The SAFE Notice 13 has amended the SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include the Company Law, the Wholly Foreign-Owned Enterprise Law of the PRC, the Detailed Rules for the Implementation of the Law of the PRC on Wholly Foreign-Owned Enterprises, and the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit, as calculated using the PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules that became effective on September 8, 2006 and was revised on June 22, 2009, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules also require that special purpose vehicles formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

HISTORY AND DEVELOPMENT OF ENESOON AND THE COMPANY

History and Development of Enesoon

Enesoon is a holding company incorporated under the laws of British Virgin Islands on March 16, 2015. Enesoon’s history can be traced back to November 21, 2011 when Shenzhen Enesoon Science & Technology Co., Ltd. (“Shenzhen Enesoon”) was established as a limited liability company in Shenzhen City, Guangdong Province, China.

To rationalize Enesoon’s corporate structure, Enesoon undertook reorganization through a series of transactions as follows: (i) the incorporation of a wholly-owned subsidiary Enesoon Science & Technology Limited (“Enesoon HK”) under the laws of Hong Kong on April 2, 2015, which has a share capital of HK$1.0 million divided into 1.0 million authorized shares; (ii) the incorporation of Enesoon HK’s wholly-owned subsidiary Enesoon New Energy (Shenzhen) Co., Ltd (“WFOE”) on July 20, 2015 in Shenzhen City, Guangdong Province, PRC, under the laws of the PRC with an initial registered capital of HK$10.0 million, which was increased to RMB450 million on July 29, 2019; (iii) the transfer of all the equity interests of Shenzhen Enesoon to WFOE, resulting in Shenzhen Enesoon becoming a wholly-owned subsidiary of WFOE; (iv) during the period from July 21, 2017 to April 4, 2018, taking in investments in Shenzhen Enesoon from certain unrelated institutional investors with Mr. Zeng Family, through WFOE, retaining the control of Shenzhen Enesoon; (v) the transfer by all the minority shareholders of their equity interest in Shenzhen Enesoon to WFOE in exchange for the same percentage of the equity interest in Enesoon on November 30, 2020. As a result, Shenzhen Enesoon became a wholly-owned subsidiary of WFOE, which is a wholly-owned subsidiary of Enesoon HK, which, in turn, is a wholly-owned subsidiary of Enesoon.

The following is a brief description of each of Enesoon’s subsidiaries:

(i)	Shenzhen Enesoon was established under the laws of the PRC as a limited liability company on November 21, 2011, with an initial registered capital of RMB1.0 million, which was later increased to RMB350 million on December 30, 2020.

(ii)	Shenzhen Enesoon New Energy Internet Technology Co., Ltd. (“Shenzhen Internet”) was established under the laws of the PRC as a limited liability company on March 19, 2014, with an initial registered capital of RMB1.0 million, which was later increased to RMB10.0 million on November 2, 2017. Shenzhen Internet was 99% owned by WFOE with the remaining 1% equity interest owned by independent third parties.

(iii)	Shenzhen Enesoon Equipment Technology Co., Ltd. (“Shenzhen Equipment”) was established under the laws of the PRC as a limited liability company on January 3, 2014, with an initial registered capital of RMB5.0 million which was later increased to RMB10.0 million on July, 2016. Shenzhen Equipment was 87.5% owned by WFOE with the remaining 12.5% equity interest owned by independent third parties.

(iv)	Shenzhen Enesoon Energy Storage Innovation Co., Ltd. (“Shenzhen Storage”) was established under the laws of the PRC as a limited liability company on August 29, 2018, with registered capital of RMB1.0 million, and is a wholly-owned subsidiary of WFOE.

(v)	Shenzhen Enesoon Energy management Co., Ltd. (“Shenzhen Energy”) was established under the laws of the PRC as a limited liability company on January 22, 2015, with an initial registered capital of RMB10.0 million which was increased to RMB300.0 million on October 23, 2020. Shenzhen Energy was 99.75% owned by WFOE, with the remaining 0.25% equity interest owned by a related party, Shenzhen Lingjin Investment Partnership, in which 50% of the equity interest is owned by Ke Li, the general manager of Enesoon.

(vi)	Shandong Sanyuanzhu Thermal Electricity Co., Ltd. (“Shandong Sanyuanzhu”) was established under the laws of the PRC as a limited liability company on October 26, 2016, with a registered capital of RMB10.0 million, and is a wholly-owned subsidiary of WFOE.

(vii)	Wuhua Enesoon Clean Energy Service Co., Ltd. (“Wuhua Enesoon”) was established under the laws of the PRC as a limited liability company on July 22, 2019, with a registered capital of RMB10.0 million. Wuhua Enesoon was 80% owned by WFOE, with the remaining 20% equity interest owned by an independent third party.

(viii)	Nanjing Enesoon New Energy Co., Ltd. (“Nanjing Enesoon”) was established under the laws of the PRC as a limited liability company on December 22, 2017, with a registered capital of RMB10.0 million, and is a wholly-owned subsidiary of WFOE.

(ix)	Sichuan Xiecheng Electric Engineering Design Co., Ltd. (“Sichuan Xiecheng”) was established under the laws of the PRC as a limited liability company on February 22, 2016, with an initial registered capital of RMB10.0 million. Through a series of share transfer transactions, Shenzhen Enesoon had a 96.8% equity interest in Sichuan Xiecheng, whose registered capital was increased to RMB100.0 million on January 20, 2020, and the remaining 3.2% equity interest in Sichuan Xiecheng was owned by a related party, Shenzhen Zhongrong Chuangfu Investment Management Co., Ltd, which is owned by Ke Li, general manager of Enesoon. On August 24, 2020, Shenzhen Enesoon entered into a capital increase agreement with Hangzhou Jinming Investment Management LP (“Hangzhou Jinming”), who invested in an aggregate of RMB 200 million in Sichuan Xiecheng for 51% of equity interest in Sichuan Xiecheng, whose registered capital was increased to RMB204.08 million on December 14, 2020. Meanwhile, Shenzhen Enesoon, Hangzhou Jinming and certain other parties entered into a supplemental agreement pursuant to which Shenzhen Enesoon is obligated to repurchase the equity owned by Hangzhou Jinming by December 31, 2022. Thus, Shenzhen Enesoon owns 98.432% equity interest in Sichuan Xiecheng. However, due to the fact the capital injection of Sichuan Xiecheng by Hangzhou Jinming is, in substance, an internal restructuring debt, it is prudent to say Shenzhen Enesoon has 96.8% equity interest in Sichuan Xiecheng.

(x)	Nanjing Baoruida Communication Technology CO., Ltd (“Nanjing TT”) was established under the laws of the PRC as a limited liability company on June 22, 2016, with an initial registered capital of RMB5.0 million. On December 28, 2017, Shenzhen Internet purchases all of equity interest of Nanjing TT from its previous shareholders, and became the sole shareholder of Nanjing TT.

(xi)	Mxinfo Technology Co., Ltd. (“Nanjing IT”) was established under the laws of the PRC as a limited liability company on June 6, 2014, with an initial registered capital of RMB1.0 million. On December 8, 2017, Nanjing IT became a wholly-owned subsidiary of Shenzhen Internet when Shenzhen Internet purchased all of equity interest of Nanjing IT from its previous shareholders.

(xii)	Shenzhen Enesoon Intelligent System Co., Ltd. (“Intelligent System”) was established under the laws of the PRC as a limited liability company on June 2, 2020, with a registered capital of RMB10.0 million, and is a wholly-owned subsidiary of Shenzhen Internet.

(xiii)	Qingdao Enesoon Energy Storage Equipment Co., Ltd (“Qingdao Storage”) was established under the laws of the PRC as a limited liability company on March 12, 2019, with a registered capital of RMB 10.0 million, and is a wholly-owned subsidiary of Shenzhen Equipment.

History and Development of the Company

Shandong Fuwei, our PRC operating subsidiary, was formed on January 28, 2003, as a sino-foreign equity joint venture under the name Weifang Fuwei Plastic Co., Ltd. In October 2004, Fuwei Films (BVI) Co., Ltd., or Fuwei (BVI), entered into a sale and purchase agreement to acquire the equity interest in Fuwei Films (Shandong) Co., Ltd., or Shandong Fuwei. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) and was converted into a wholly-foreign owned enterprise pursuant to PRC law. The acquisition was accounted for in accordance with the purchase method of accounting in our financial statements. The Company currently focuses on manufacturing and distributing high-quality BOPET plastic films industry.

In connection with the proposed Transaction, subject to Closing, the Company will issue 111,111,111 ordinary shares in exchange for all the outstanding ordinary shares of Enesoon. As a result of this Transaction, the former shareholders of Enesoon will beneficially own in the aggregate approximately 97.1% of the Company’s outstanding shares immediately after the Closing. It is contemplated that upon the Closing, the Company will expand into the energy storage business.

Corporate Structure of the Company

The diagram below illustrates our corporate structure immediately prior to the Closing of the Transaction:

* All links indicate 100% ownership unless otherwise stated.

The diagram below illustrates Enesoon’s corporate structure immediately prior to the Closing of the Transaction:

* In accordance with the latest registration record under the National Enterprise Information Publicity Information System of the PRC, Enesoon indirectly owns approximately 98.4% equity of Sichuan Xiecheng due to additional capital injection for restructuring purpose. However, due to the fact the capital injection is in substance of an internal restructuring debt, it has no impact on the Company’s ownership of Sichuan Xiecheng and the Company still remains effective ownerships of 96.8% in Sichuan Xiecheng.

** All links indicate 100% ownership unless otherwise stated.

The diagram below illustrates our corporate structure immediately after the Closing of the Transaction:

* In accordance with the latest registration record under the National Enterprise Information Publicity Information System of the PRC, Enesoon indirectly owns approximately 98.4% equity of Sichuan Xiecheng due to additional capital injection for restructuring purpose. However, due to the fact the capital injection is in substance of an internal restructuring debt, it has no impact on the Company’s ownership of Sichuan Xiecheng and the Company still remains effective ownerships of 96.8% in Sichuan Xiecheng.

** All links indicate 100% ownership unless otherwise stated.

Company Information

The Company’s current principal executive offices are currently located at No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China. The Company’s current telephone number at this address is (+86) 13361559266. The Company’s registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Prior to Closing, inquiries by shareholders of Fuwei should be directed to Fuwei at the following address and telephone number: No. 387 Dongming Road, Weifang Shandong 261061, People’s Republic of China, telephone number (+86) 13361559266. Fuwei’s registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investor inquiries should be directed to Fuwei at the address and telephone number of Fuwei’s principal executive offices set forth above. Fuwei’s website is Http://www.fuweifilms.com. The information contained on Fuwei’s website does not constitute a part of this document.

Enesoon’s principal executive offices are currently located at 8/F, Chinese Academy of Science & Technology Development Incubator Bldg., 009#, High-tech South 1st Road, Nanshan District, Shenzhen, PRC. Enesoon’s telephone number at this address is (+86) 0755-83098161 and its fax number is (+86) 0755-26077209. Enesoon’s website is http://www.enesoon.com.cn/en/. The information on or that can be accessed through Enesoon’s website does not constitute part of this document.

Following the Closing, inquiries should be directed to us at our proposed principal executive offices which are located at 8/F, Chinese Academy of Science & Technology Development Incubator Bldg., 009#, High-tech South 1st Road, Nanshan District, Shenzhen, PRC. Enesoon’s telephone number at this address is (+86) 0755-83098161 and its fax number is (+86) 0755-26077209.

The Company’s agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, NY, NY 10011.

RISK FACTORS

An investment in Fuwei’s Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this document, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the trading price of Fuwei’s Ordinary Shares could decline, and you may lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward-Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this document.

Risks Related to Enesoon’s Business and Industry

Enesoon’s energy products and systems compete with different products and systems as well as other renewable energy sources in the clean energy market. If Enesoon fails to adapt to changing market conditions and to compete successfully with existing or new competitors, its business prospects and results of operations would be materially and adversely affected.

Enesoon operates in an industry that is intensely competitive and developing rapidly. If Enesoon fails to attract and retain customers in its target markets for its current and future products and systems, Enesoon will be unable to increase its revenue and market share.

Enesoon competes with local and international producers of clean energy systems and products, including the divisions of large international conglomerates. Enesoon may also face competition from new entrants to the market for clean energy systems and products, including those that offer more advanced or different technological solutions or that have greater financial resources. A significant number of potential competitors are developing or currently producing products based on advanced technologies which may eventually offer cost advantages over Enesoon’s products, systems and technologies. A widespread adoption of any of these competitive technologies could result in a rapid decline in Enesoon’s position in energy storage market and its revenues if Enesoon fails to adopt such technologies. Furthermore, the entire clean energy industry also faces competition from conventional energy and non-renewable energy providers.

Some of Enesoon’s potential competitors have substantially greater financial, technical, manufacturing and other resources than Enesoon does. The greater size of Enesoon’s potential competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such potential competitors may have stronger bargaining power with their suppliers and have an advantage over Enesoon in pricing as well as securing sufficient supply of required components during times of shortage. Many of Enesoon’s potential competitors also have better brand name recognition, more established distribution networks, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and services and respond more quickly to evolving industry standards and changes in market conditions as compared to Enesoon. Enesoon’s failure to adapt to changing market conditions and to compete successfully with existing or future competitors could have a material adverse effect on its business, prospects and results of operations.

Enesoon’s limited operating history at current scale and its nascent industry makes evaluating its business and future prospects difficult.

From Enesoon’s inception in 2011, Enesoon focused principally on research and development activities relating to Enesoon’s energy storage system technology. Enesoon did not recognize any material revenue until recently. As a result, Enesoon has a limited history operating its business at its current scale, and therefore a limited history upon which you can base an investment decision.

There is rising demand for clean energy solutions with lower carbon emissions with high availability. Among other clean energy market trends, Enesoon expects its business results to be driven by declines in the cost of generation of renewable power (as evidenced by current solar and wind generation deployments), and a rapidly growing energy storage market driven by increasing demand from commercial and industrial customers, utilities and grid operators. However, predicting Enesoon’s future revenue and appropriately budgeting for its expenses is difficult, and Enesoon has limited insight into trends that may emerge and affect its business.

Enesoon’s revenue depends on gaining new customers and project contracts and purchase commitments from customers.

Historically, Enesoon has only had a limited number of projects in process. Thus, Enesoon’s revenues have historically resulted, and are expected to continue in the immediate future to result, primarily from engineering consulting services and construction, operation and maintaining of the HSES stations that, once completed, typically produce ongoing O&M services revenues. Customers may change or delay process of projects or orders for any number of reasons, such as force majeure or government approval factors that are unrelated to Enesoon. As a result, in order to maintain and expand its business, Enesoon must continue to gain new customers and develop new energy stations. However, it is difficult to predict whether and when Enesoon will receive such orders or project contracts due to the lengthy process, which may be affected by factors that Enesoon does not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals.

Enesoon’s research and development efforts may not yield expected results.

Technological innovation is critical to Enesoon’s success, and Enesoon strategically develops most of key technologies independently, such as the core equipment, the core TES materials. Enesoon has been investing heavily in its research and development efforts. In fiscal years 2018, 2019, 2020 and the six months ended December 31, 2020, Enesoon’s research and development expenses amounted to RMB 12.8 million, RMB 17.8 million, RMB 15.1 million, and RMB 10.9 million, respectively. Enesoon’s research and development expenses accounted for 6%, 7%, 6% and 6% of its total revenues for fiscal years 2018, 2019, 2020 and the six months ended December 31, 2020, respectively. The energy storage industry is experiencing rapid technological changes, and Enesoon needs to invest significant resources in research and development to lead technological advances in order to remain its competitive in the market. Therefore, Enesoon expects that its research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that Enesoon will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, Enesoon’s significant expenditures on research and development may not generate corresponding benefits. If Enesoon’s research and development efforts fail to keep up with the latest technological developments, Enesoon would suffer a decline in its competitive position. For example, Enesoon believes TES materials and equipment are a key factor that differentiate its HSES system from competing products, and Enesoon has dedicated significant research and development efforts in this area. Any delay or setbacks in Enesoon’s efforts to improve TES materials and equipment capabilities could materially and adversely affect its business, reputation, results of operations and prospects.

Enesoon concentrates its business in three provinces in China. Failure to maintain or increase its customers or local partners in these provinces may adversely affect Enesoon’s results of operations.

Enesoon generates substantial part of revenue from customers in Shandong Province, Henan Province and Hebei Province in China. Revenue from customers in these three provinces accounted for 66%, 60%, 30% and 64% for the fiscal years ended June 30, 2020, 2019 and 2018 and the six months ended December 31, 2020, respectively. Additionally, the revenue from local partners from these provinces accounted for 43%, 41%, 19% and 46% for the fiscal years ended June 30, 2020, 2019 and 2018 and the six months ended December 31, 2020, respectively. If Enesoon is unsuccessful in maintaining or increasing its customers or fails to maintain its good relationship with its local partners in these three provinces, Enesoon’s business results of operations and prospects may be materially adversely affected.

Decreases in the price of oil and gas and a decline in popular support for “green” energy technologies could reduce demand for Enesoon’s systems, which could materially harm its ability to grow its business.

Higher oil and gas prices provide incentives for partners to invest in “green” energy technologies such as distributed heating systems that reduce their need for petroleum-based fuels. Conversely, lower oil and gas prices would tend to reduce the incentive for partners to invest in capital equipment to produce heat or seek out alternative heating/air-conditioning solutions. Demand for Enesoon’s products and services depend in part on the current and future commodity prices of oil and gas. Enesoon has no control over the current or future prices of oil and gas.

In addition, popular support by governments, corporations and individuals for “green” energy technologies may change. Because of the ongoing development of, and the possible change in support for, “green” energy technologies, Enesoon cannot assure you that negative changes to this industry will not occur. Changes in government or popular support for “green” energy technologies could have a material adverse effect on Enesoon’s business, prospects and results of operations.

Enesoon’s business and operating entities require certain licenses, registrations and certificates.

Enesoon’s business is subject to various rules and regulations in the PRC. In order to construct, implement and test its HSES system, Enesoon are required to have the right to use or possess relevant licenses, such as engineering design license, to undertake and construct various power systems, energy and infrastructure projects in China. However, if any such license is revoked or suspended, or if Enesoon experiences delays or fails or is unable to renew such licenses upon expiry or is unable to obtain new licenses required by the PRC laws, its business and operations could be materially and adversely affected.

Systems that Enesoon develops and installs may contain design or manufacturing defects, which could result in reduced demand for its services and customer claims and uninsured liabilities.

Enesoon designs, produces and oversees the construction of relatively large and complex energy systems. At times these systems may contain design or manufacturing errors or defects, including defects in equipment that Enesoon purchases for use with its systems. Any defects in Enesoon’s systems may result in claims for economic damage, delays in completion, or reduced or cancelled customer orders. If these types of problems occur, Enesoon may incur additional significant costs, and if they occur frequently, Enesoon may sustain additional significant costs, loss of business reputation and legal liability. For the years ended June 30, 2020, 2019 and 2018 and the six-month period ended December 31, 2020, Enesoon did not receive any customer claims for defects, but Enesoon cannot assure that no claims will be made in the future.

The liability of product suppliers in China is evolving. Until recently that liability has been difficult to impose for various reasons, including an underdeveloped civil justice system. As a result, the need for insurance has not been substantial, and the types of insurance products that western companies typically procure to protect against these risks may be difficult or even impossible to obtain at reasonable cost or any cost. If a litigant were successful against Enesoon it could have a material adverse effect on its business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could materially and adversely affect Enesoon’s market reputation which could result in a significant decline in demand for its products.

Enesoon may not be able to retain, recruit and train adequate technical and management personnel, and increased competition for qualified personnel in China could result in an increase in wages that Enesoon may not be able to offer in order to stay competitive.

Enesoon’s future success depends, to a significant extent, on its ability to attract, train and retain qualified technical personnel such as engineers, particularly those with expertise in the energy storage industry. There is substantial competition for qualified technical personnel, and Enesoon cannot give any assurance that it will be able to attract or retain its qualified technical personnel. If Enesoon is unable to attract and retain qualified technical personnel, its business may be materially and adversely affected.

Enesoon relies heavily on the continued services of its executive management personnel, who have contributed to Enesoon’s growth and expansion. Enesoon’s executive team plays an important role in its operations and the development of its new products and services. Accordingly, the loss of their services, in particular those of the executive officers identified in this document, without suitable replacement (which may be difficult to find), could have a material adverse effect on Enesoon’s operations and future business prospects. Enesoon does not maintain key man life insurance on any of its executive officers. If one or more of Enesoon’s executive officers are unable or unwilling to continue in their present positions, Enesoon may not be able to replace them easily or at all. As a result, Enesoon’s business may be severely disrupted and Enesoon may incur additional expenses to recruit and retain new officers. In addition, if any of Enesoon’s executives joins a competitor or forms a competing company, Enesoon may lose some or all of its partners. Enesoon believes its future success will depend upon its ability to retain these key employees and its ability to attract and retain other skilled managerial, engineering and sales and marketing personnel.

Each of Enesoon’s executive officers and other key personnel has entered into an employment agreement with Enesoon. However, if any disputes arise between Enesoon and its employees, Enesoon cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of Enesoon’s executive officers reside and hold some of their assets.

Increases in the price of raw materials, equipment and labor for Enesoon’s business may increase its cost, and significantly reduce its earnings.

Certain raw materials, equipment and labor are necessary to perform Enesoon’s contracts with customers for its EPC services, engineering consulting, O&M services and product sales, and such raw materials, equipment and labor requirements may vary depending on Enesoon’s actual work to be performed under the contracts. Enesoon cannot assure you that raw material and equipment suppliers for Enesoon’s services and product sales are able to supply the required raw materials or equipment in the expected quantities or quality, at the prices acceptable to Enesoon, or at all. Furthermore, Enesoon may not possess the equipment required to carry out Enesoon’s construction, maintenance and design services. Enesoon may also have difficulties in hiring or retaining qualified staff at reasonable cost level and in a timely manner. In the event that shortage in raw materials, equipment and labor occurs, or the relevant costs increase, it is likely to reduce Enesoon’s service volume, which could materially and adversely affect its business, results of operation, and financial results.

Enesoon is dependent upon third parties to complete many of its contracts.

Much of the work performed for Enesoon’s energy stations is performed by third-party subcontractors Enesoon hires. Enesoon also uses third-party equipment manufacturers or suppliers to provide much of the equipment, materials and components used for Enesoon’s energy stations. In limited instances, Enesoon may be responsible for any failure by a third-party subcontractor to comply with applicable laws, rules and regulations. If Enesoon is unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, its ability to successfully complete a project could be impaired.  If a supplier, manufacturer or subcontractor fails to provide supplies, equipment or services as required under a negotiated contract for any reason, Enesoon may be required to source these supplies, equipment or services on a delayed basis or at a higher price than anticipated, which could adversely affect contract profitability.

Enesoon has developed and manufacture the core TES materials itself, and such materials were mainly produced by Shandong Enesoon New Material Technology Co., Ltd. (“Shandong Enesoon”, formerly known as Qinghai Enesoon New Material Technology Co., Ltd.) before April 2019. In April 2019, Shandong Enesoon was spun off from Enesoon Group but remained under common control with Enesoon, i.e., controlled by the majority shareholders of Enesoon Group. Although Enesoon Group and Shandong Enesoon maintains a good relationship at present, Enesoon could not assure you that it could maintain such a good relationship with Shandong Enesoon in the long run. Shandong Enesoon has agreed to continually lease Enesoon Group with spaces and equipment, free of charge, for TES material production to meet the core material supply for the project companies. The lease expires in April 2022 and can be renewed by the parties. However, if Shandong Enesoon breaches such lease, or the lease could not be renewed under similar terms, or if at all; then Enesoon could not produce the TES materials at the factory of Shandong Enesoon before it has the capacity to independently manufacture. If this happens, or there is any dispute between Enesoon Group and Shandong Enesoon, Enesoon’s business, financial condition, and results of operations could be materially adversely affected.

Enesoon may experience construction and development delays or operational risks with respect to its projects which could materially and adversely affect its financial condition and operating results.

The construction of energy stations involves many risks, including shortages of equipment, material and labor, labor disturbances, accidents, inclement weather, unforeseen engineering, environmental, geological, delays and other problems and unanticipated cost increases, any of which could give rise to significant delays and/or cost overruns. Construction delays may result in significant loss of revenues. Enesoon may commit to a client that it will complete a project by a scheduled date. Enesoon may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or subsequently fails to meet required performance standards, Enesoon may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. Failure to complete construction according to specifications may result in significant liabilities, decreased efficiency as well as significantly increased operating costs and reduced earnings. Enesoon cannot give any assurance that construction of future projects will be completed on schedule or within budget. In addition, the operation of energy stations involves many risks and hazards, including breakdown, failure or substandard performance of equipment, improper installation or operation of equipment, labor disturbances, natural disasters, environmental hazards and industrial accidents. The occurrence of material operational problems, including but not limited to the above events, may materially and adversely affect the profitability of an energy station.

If Enesoon infringes the rights of third parties, it could be prevented from providing services or selling products, forced to pay damages and compelled to defend against litigation.

If Enesoon’s energy storage technologies, methods, processes and other technologies infringe proprietary rights of other parties, Enesoon may have to obtain licenses (which may not be available on commercially reasonable terms, if at all), redesign its energy storage systems or processes, stop using the subject matter claimed in the asserted patents, pay damages, or defend litigation or administrative proceedings, which may be costly whether Enesoon wins or loses. All of the above could result in a substantial diversion of valuable management resources and Enesoon could incur substantial costs.

Enesoon believes it has taken reasonable steps, including prior patent searches, to ensure Enesoon has the freedom to operate under its intellectual property rights, and that its development and commercialization efforts can be carried out as planned without infringing others’ proprietary rights. However, a third-party patent may have been filed or will be filed that may contain subject matter of relevance to Enesoon’s development, causing a third-party patent holder to claim infringement. Resolution of such issues sometimes results in lengthy and costly legal proceedings, the outcome of which Enesoon cannot predict accurately.

Enesoon is dependent on third parties for manufacturing key components and delays by third parties may cause delays in assembly and increased costs to Enesoon.

Enesoon relies upon third parties for the manufacture of key components. Delays and difficulties in the manufacturing of key components for Enesoon’s energy storage stations could substantially harm its revenues. There are limited sources of supply for some key project components. Business disruptions, financial difficulties of the manufacturers or suppliers of these components, or raw material shortages could increase Enesoon’s costs, reduce the availability of these components or delay Enesoon’s delivery of projects to customers. To date, Enesoon has been able to obtain adequate supplies of these key components. If Enesoon is unable to obtain a sufficient supply of required components, Enesoon could experience significant delays in construction, which could result in the loss of orders and customers, and could materially and adversely affect its business, financial condition and results of operations. If the cost of components increases, Enesoon may not be able to pass on price increases to its customers if Enesoon is to remain competitively priced. This would reduce profit, which in turn would reduce the value of your investment.

Enesoon’s failure to protect its intellectual property rights may undermine its competitive position, and litigation to protect its intellectual property rights may be costly.

Although Enesoon has taken many protective measures to protect its intellectual property, including trade secrets, policing unauthorized use of proprietary technology can be difficult and expensive.

Also, litigation may be necessary to enforce Enesoon’s intellectual property rights, protect its trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in Enesoon’s intellectual property rights being challenged, limited in scope or declared invalid or unenforceable. Enesoon cannot be certain that the outcome of any litigation will be in its favor, and an adverse determination in any such litigation could impair its intellectual property rights and may adversely affect its business, prospects and reputation.

Enesoon relies primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce its intellectual property and proprietary rights. However, Enesoon’s rights under these laws and agreements afford limited protection and the actions Enesoon takes to establish, maintain, and enforce its intellectual property rights may not be adequate. For example, Enesoon’s trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, its owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or its intellectual property rights may not be sufficient to provide Enesoon with a competitive advantage, any of which could have a material adverse effect on its business, financial condition and results of operations.

Enesoon’s patent applications may not result in issued patents, and its issued patents may not provide adequate protection, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to Enesoon’s.

Enesoon cannot be certain that its pending patent applications will result in issued patents or that any of its issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, Enesoon cannot be certain that the patent applications that it files will result in patents being issued, or that its patents and any patents that may be issued to Enesoon in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of China, and thus Enesoon cannot be certain that foreign patent applications related to issued PRC patents will be issued in other regions.

In addition, patents issued to Enesoon may be infringed upon or designed around by others and others may obtain patents that Enesoon needs to license or design around, either of which would increase costs and may adversely affect its business, prospects, and operating results.

Enesoon may need to defend itself against claims that Enesoon infringes, has misappropriated or otherwise violates the intellectual property rights of others, which may be time-consuming and would cause Enesoon to incur substantial costs.

Companies, organizations, or individuals, including Enesoon’s competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future believe are infringed by its products and services. Although Enesoon is not currently subject to any claims related to intellectual property, the third parties holding patents or other intellectual property rights allegedly relating to its technologies could, in the future, make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. Enesoon generally indemnifies its customers against claims that the equipment or services Enesoon supplies infringe, misappropriate, or otherwise violate third-party intellectual property rights, and Enesoon may therefore be required to defend its customers against such claims. If a claim is successfully brought in the future and Enesoon or its services and products are determined to have infringed, misappropriated, or otherwise violated a third-party’s intellectual property rights, Enesoon may be required to do one or more of the following:

•	cease selling products or services that incorporate the challenged intellectual property;

•	pay substantial damages (including infringement damages and attorneys’ fees if Enesoon’s infringement is determined to be willful);

•	obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign Enesoon’s products or services, which may not be possible or cost-effective.

Any of the foregoing could adversely affect Enesoon’s business, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could adversely affect its reputation, result in substantial costs, and divert resources and management attention.

Actual or alleged failure to comply with data privacy and protection laws and regulations could adversely affect Enesoon’s reputation, its results of operation and financial condition.

Enesoon may be subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cybersecurity Law. Pursuant to these laws and regulations, a service provider is required to obtain a user’s consent to collect the user’s personal information.

Enesoon has adopted strict information security policies, and it uses a variety of technologies to protect the data with which Enesoon is entrusted. Enesoon mainly collects and stores data relating to equipment utilization and operation efficiency. To the extent Enesoon collects end user information, Enesoon has to obtain prior consent from end users in accordance with applicable laws and regulations.

Nevertheless, collection, use and transmission of customer data may subject Enesoon to legislative and regulatory burdens in China and other jurisdictions, which could, among other things, require notification of data breach, restrict Enesoon’s use of such information and hinder its ability to acquire new customers or serve existing customers. If Enesoon was found to be in violation of end users’ rights to data privacy, Enesoon could face administrative investigation, disciplinary actions, civil claims and reputational damage. Enesoon may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of Enesoon’s end users, Enesoon may be required to expend significant resources to resolve such problems.

In addition, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. Enesoon cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect Enesoon. Enesoon may also become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with its methods for data collection, analysis, storage and use. In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by Enesoon may adversely affect its ability to gain access to data and improve its technologies, products and services. Furthermore, the integrity of Enesoon’s data protection measures could be compromised by system failures, security breaches or cyber-attacks. If Enesoon is unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage its reputation and have adversely effect on Enesoon’s results of operations, financial conditions.

Future acquisitions may require Enesoon to incur costs and liabilities which may adversely affect its operating results.

In addition to internal growth, Enesoon’s current strategy involves growth through acquisitions of complementary technologies, businesses and services and strategic alliances. Like other companies with similar growth strategies, Enesoon may be unable to continue to implement its growth strategy, and this strategy may be ultimately unsuccessful. Enesoon frequently engages in evaluations of potential acquisitions and negotiations for possible acquisitions, certain of which, if consummated, could be significant to Enesoon. Any potential acquisitions may result in material transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on Enesoon’s operating results and require Enesoon to raise capital to fund these expenses. Acquisitions may entail integration and management of the new businesses to realize economies of scale and control costs. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for ongoing development of Enesoon’s business and the need to manage relationships with partners and suppliers and risks associated with entering new markets. Enesoon may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. Finally, as a result of Enesoon’s acquisitions of other businesses, Enesoon may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify Enesoon. Future acquisitions may also result in potentially dilutive issuances of securities.

Failure by Enesoon to successfully defend against potential claims made against it by project owners, suppliers or project subcontractors, or failure by Enesoon to recover adequately on potential claims made against project owners, suppliers or subcontractors, could materially adversely affect Enesoon’s business, financial condition, results of operations and cash flows.

Enesoon’s energy stations generally involve complex design and engineering, significant procurement of equipment and supplies and construction management. Enesoon may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes and other factors, some of which are beyond its control, that affect its ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, Enesoon uses third-party partners, equipment manufacturers and subcontractors to assist Enesoon with the completion of its contracts. As such, potential claims involving project owners, suppliers and subcontractors may be brought against Enesoon and by Enesoon in connection with its project contracts. Potential claims brought against Enesoon may include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project work and claims for cancelled projects. The claims and back charges may involve actual damages, as well as contractually agreed upon liquidated sums. These potential claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. The possible charges associated with these potential claims could materially adversely affect Enesoon’s business, financial condition, results of operations and cash flows.

As of the date of this document, Enesoon has been involved in six pending legal proceedings relating to sales contract disputes, construction contracts disputes and loan contracts disputes. The total amount of claims of these legal proceedings against Enesoon is approximately RMB 5.5 million. Given the insignificance in amount, Enesoon does not believe these legal proceedings, even if resolved unfavorably, would have a material impact on its business and financial results.

Enesoon has limited business insurance coverage in China.

Enesoon’s business is insured up to the requisite minimum amount as required by the relevant PRC laws and regulations.  Enesoon maintains insurance as required by relevant PRC laws and regulations. Enesoon does not have insurance coverage with regard to property, plant or equipment, nor does Enesoon have business interruption or casualty insurance in China. Enesoon has determined that the difficulties associated with acquiring such insurance on commercially applicable terms and the nature of the industry makes it impractical for Enesoon to obtain such coverage at this time. Enesoon cannot assure you that its insurance coverage is sufficient to prevent it from any loss or that Enesoon will be able to successfully claim its losses under its current insurance policy on a timely basis, or at all. Any significant business disruption, litigation or natural disaster could result in Enesoon’s incurring substantial uninsured costs and the diversion of its resources, which could materially and adversely affect its business operations and financial condition.

Enesoon’s operations may be adversely affected by the coronavirus outbreak, and Enesoon faces disruption risks from the coronavirus that could impact its business.

The global spread of COVID-19 pandemic may result in global economic distress, and the extent to which it may affect Enesoon’s results of operations will depend on future developments, which are highly uncertain and cannot be predicted. Enesoon cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 pandemic and the resulting disruption to Enesoon’s business were to extend over a prolonged period, its business may be adversely affected by the risks of COVID-19 and the increased costs, supply chain delays, customer install delays and customer repair delays.

The COVID-19 outbreak has resulted in the extended shutdown of certain businesses in China, which may result in disruptions or delays to Enesoon’s supply chain and either have resulted in or may result in significant disruptions to its customer base. Any disruption in these businesses will likely impact Enesoon’s sales and operating results. Enesoon has taken temporary precautionary measures intended to help minimize the risk of the virus to Enesoon’s employees, including temporarily requiring some employees to work remotely and implementing social distancing protocol for all work conducted onsite. Enesoon has suspended non-essential travel for its employees and is discouraging employee attendance at other gatherings.

Business disruptions elsewhere in the world caused by COVID-19 and related governmental responses could also negatively affect the sources and availability of components and materials that are sourced outside China and that are essential to the operation of Enesoon’s business. To date COVID-19 has had a limited adverse impact on Enesoon’s operations, supply chains and services. Because of travel restrictions, Enesoon is not able to visit many prospective customers in person, which could delay the sales conversion cycle. Due to these precautionary measures, other governmental responses to limit the spread of COVID-19 and resulting global economic impacts, Enesoon may experience significant and unpredictable reductions in demand for its services. The degree and duration of disruptions to Enesoon’s future business activity are unknown at this time.

The thermal energy commission paid by end users is uniformly set up by the local government, and Enesoon’s partners may not be able to adjust in a timely manner the commission charged for its services to fully reflect any increase in its actual costs or may encounter a reduction of commission, which will negatively affect their capacity to pay for the service provided by Enesoon.

Almost all of the thermal energy service concession agreements entered into by Enesoon’s partners with the local governments contain the provision that the thermal energy commission paid by end users are uniformly set up by the competent department of the local people’s government. The partners do not have the bargaining power on the thermal energy commission. The concession agreements also contain provisions specifying the circumstances when the partners can adjust the commission it charges from the end user, mainly because of increases of the cost for providing thermal energy. Any thermal energy commission adjustment is subject to the review and approval of the relevant local government authorities. There can be no assurance that the relevant government authorities will approve any application to increase the commission or complete such procedure in a timely manner. Further, there can be no assurance that the competent department will not adjust the commission downward for any reason in the future. If Enesoon’s partners incur significantly higher operating costs without a corresponding increase in the commission or in the event of a reduction in commission, its capacity to pay for the service provided by Enesoon will be negatively affected. As a result, Enesoon’s financial condition and results of operations may be materially and adversely affected.

If the validity of the concession agreements entered into between Enesoon’s partners and local government is challenged, the partners may have difficulty to pay for the service provided by Enesoon.

Enesoon’s partners derive or expect to derive revenue from their concession agreement entered by with the local governments, and use the revenue to pay for the service provided by Enesoon. As advised by Enesoon’s PRC legal counsel, Grandall Law Firm, in accordance with the Administration of Municipal Concession Regulation and the Concession Measures, the methods to obtain the thermal energy concession agreement are varied from different provinces. Accordingly, as advised by Enesoon’s PRC legal counsel, for these concession agreements obtained through competitive negotiation, when the local governments duly exercise their legitimate power to adopt the form of competitive negotiation in accordance with the related local rules and regulations, neither the local government, nor Enesoon’s partners are deemed to be in violation of the applicable PRC laws and regulations, and such procurement procedures adopted is valid and effective. However, no assurance can be given that the PRC regulatory authorities will reach the same legal conclusion as Enesoon’s PRC legal counsel with respect to the adoption of competitive negotiation by the local government, in which case the relevant concession agreements may be rendered invalid. Additionally, in accordance with the applicable PRC laws and regulations, the local government who entered into the concession agreements should have the right to grant the concession either by laws or by delegation. Although the concession agreements generally contain the provisions that the local government shall grant the concession to Enesoon’s partners, and maintain the integrity, sole operation and exclusivity of the concession, as advised by Enesoon’s PRC legal counsel, it is possible that the local government may not have obtained such right when they entered into the concession agreement with Enesoon’s partners. In that event, the validity of that concession agreements may be challenged, and Enesoon’s partners may thus have difficulty to pay for the service provided by Enesoon. As a result, Enesoon’s business, financial condition, results of operations and prospects may be materially and adversely affected.

Enesoon’s business, results of operations and financial condition may be adversely affected if the energy stations fail to achieve expected levels of utilization due to insufficient demand of heating and/or air-conditioning.

Each of the HSES energy stations has been or will be built to a specified designed capacity in accordance with the terms of the relevant energy stations agreements. The utilization rate of the HSES energy stations depends on a number of factors including the local population size, the estimated average temperatures in winter, the level of demand of thermal energy, and the general economic conditions in the area serviced by the relevant energy station. Enesoon usually generates revenue partially from the O&M services from the project companies after the later receive the annual thermal energy commissions paid by the local residents or other end users. Any material decrease in the demand for the thermal energy and/or air conditioning may cause the energy station to fail to achieve its expected level of utilization, and in which the project companies will have difficulties to generate expected revenue of annual thermal energy commissions paid by the local residents or other end users. Though the project companies will generally be compensated with the governmental subsidies if the annual thermal energy commissions do not meet the threshold, Enesoon cannot assure you that the local government will not amend such threshold for providing governmental subsidies. If the project companies could not generate the expected revenue due to the decreased utilization of the energy stations, they may have difficulties paying for the services provided by Enesoon, which in the long run, may have a material adverse effect on Enesoon’s business, financial condition, results of operations and prospects.

Enesoon is subject to environmental risks.

Enesoon is exposed to environmental risks due to the nature of its operations. Challenging environmental issues could arise from time to time in the future, which could affect Enesoon’s construction progress for the energy stations. Natural disasters may cause construction of the energy stations to be materially delayed. In addition, the unpredictable weather may increase its construction and operation costs, including increases in levels of manufacturing activities or consumption and shortage of thermal energy. In the event that Enesoon fails to provide thermal energy to maintain the temperature in accordance with the concession agreements, Enesoon may be liable to its customers, and the services agreement may be terminated by its customers. Any of the foregoing could subject Enesoon to liability and damage its reputation, which could materially and adversely affect its business, financial condition, results of operations and prospects.

Expanding operations internationally could expose Enesoon to risks.

Although Enesoon currently primarily operates in China, it will seek to expand its business internationally. Enesoon intends to expand into other markets such as the United States and Canada. Managing any international expansion will require additional resources and controls, including additional manufacturing and assembly facilities. Any expansion internationally could subject Enesoon’s business to risks associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	lack of availability of government incentives and subsidies;

•	potential changes to Enesoon’s established business model;

•	cost of alternative power sources, which could vary meaningfully outside China; difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customers, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

•	customer installation challenges which Enesoon has not encountered before, which may require the development of a unique model for each country;

•	differing levels of demand among members of Enesoon’s customer base, including commercial and industrial customers, utilities, independent power producers and project developers;

•	compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including environmental, banking, employment, tax, privacy and data protection laws and regulations;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	restrictions on repatriation of earnings;

•	compliance with potentially conflicting and changing laws of taxing jurisdictions where Enesoon conducts business and applicable PRC tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws; and

•	regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that Enesoon may undertake may not be successful and may negatively impact its results of operations and profitability.

Risks Related to Doing Business in China

Economic, political and social conditions as well as governmental policies in the PRC could adversely affect both Fuwei and Enesoon’s business, prospects, financial condition and financial results.

Substantially all of Enesoon’s business operations are currently conducted in the PRC and Enesoon derives substantially all of its revenue from the PRC. Accordingly, Enesoon’s business financial condition, results of operations and prospects are influenced by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many aspects, including but not limited to political structure, level of government involvement and control, growth rate and level of development, level and control of capital investment and reinvestment, control of foreign exchange, and allocation of resources.

The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy for approximately four decades as the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. Enesoon cannot predict whether changes in the economic, political and social conditions of the PRC and in its laws, regulations and policies will have any adverse effect on its current or future business, financial condition or results of operations. More specifically, on the one hand, the PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies; on the other hand, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and adjustment process may not necessarily have a positive effect on Enesoon’s operations and business development. These actions, as well as other actions and policies of the government of the PRC, could cause a decrease in the overall level of economic activity in the PRC and the surrounding regions and, in turn, have an adverse impact on Enesoon’s business and financial condition.

In addition, China’s economic condition has been, and may continue to be, impacted by the recent global outbreak of COVID-19 and the corresponding government-mandated quarantine measures. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect Enesoon’s business, financial condition and results of operations, lead to reduction in demand for its services and adversely affect its competitive position.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bring original actions in the PRC, based on United States and other foreign laws, against Enesoon and its management in the PRC. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

Enesoon conducts its operations mainly in China, and its assets are mainly located in China. In addition, most of its directors and executive officers or Enesoon’s management, reside within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon Enesoon, its directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Additionally, Enesoon was advised by Grandall Law Firm, its PRC legal counsel, that the recognition and enforcement of foreign judgments are governed by the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interest. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against Enesoon, its directors, executive officers or its management, reside within China. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Enesoon’s thermal energy business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way Enesoon conducts the business and may negatively impact its financial results.

Enesoon is subject to extensive and complex state, provincial and local laws, rules and regulations with regard to the thermal energy business, including but without limitation, the way to obtain concession, and the permission of construction. These laws, rules and regulations are issued by central government ministries and departments, provincial and local governments while enforced by different local authorities. In addition, the rules and regulations in different provinces with regard to the heating concession are not always consistent with each other. Therefore, it is likely that Enesoon does not comply with the rules and regulations in one province while abiding by the rules and regulations in other provinces. As a result of the complexity, uncertainties and constant changes in these laws, rules and regulations, and inconsistency of the rules and regulations, including changes in interpretation and implementation of such, Enesoon’s business activities and growth may be adversely affected if Enesoon does not respond to the changes or the inconsistency in a timely manner or are found to be in violation of the applicable laws, rules, regulations and policies as a result of a different position from Enesoon’s taken by the competent authority in the interpretation of such applicable laws, rules, regulations and policies. If Enesoon was found not to be in compliance with these laws and regulations, Enesoon may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on Enesoon’s business operation and profitability.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce changes to the exchange rate system, and Enesoon cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Most of Enesoon’s revenue and costs are denominated in Renminbi. Enesoon is a holding company and Enesoon mainly relies on dividends paid by its PRC operating subsidiaries in China for its cash needs. Any significant revaluation of Renminbi may materially and adversely affect Enesoon’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, its ordinary shares in U.S. dollars. To the extent that Enesoon needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount Enesoon would receive. Conversely, if Enesoon decides to convert its Renminbi into U.S. dollars for the purpose of making payments for dividends on its ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject Enesoon’s PRC-resident beneficial owners or its PRC subsidiaries to liability or penalties, limit its ability to make capital contributions into its PRC subsidiaries, limit its PRC subsidiaries’ ability to distribute profits to Enesoon, or otherwise adversely affect its financial position.

Under several regulations promulgated by the State Administration of Foreign Exchange of the People’s Republic of China (“SAFE”), PRC residents and PRC corporate entities are required to register with and obtain approval from local branches of SAFE or designated qualified foreign exchange banks in China in connection with their direct or indirect offshore investment activities. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of SAFE, with respect to any material change involving that offshore company, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to all direct and indirect shareholders and beneficial owners of Enesoon who are PRC residents, or PRC-Resident Shareholders, and may apply to any offshore acquisitions that Enesoon makes in the future. To the best of Enesoon’s knowledge, as of the date of this document, each of its principal shareholders who is required to make the foreign exchange registration under SAFE Circular 37 had completed such registration. However, Enesoon may not at all times be fully aware or informed of the identities of all the PRC residents holding direct or indirect interests in its company, and Enesoon cannot assure you that all of Enesoon’s shareholders and beneficial owners who are PRC residents will comply with these foreign exchange regulations.

If any PRC-Resident Shareholder fails to make the required registration or update a previously filed registration, Enesoon’s PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to Enesoon, and Enesoon may also be prohibited from injecting additional capital into Enesoon’s PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability on the related PRC-Resident shareholder or Enesoon’s PRC subsidiaries under the PRC laws for evasion of applicable foreign exchange restrictions.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent Enesoon from using proceeds from future financing activities to make loans or additional capital contributions to Enesoon’s PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, Enesoon may transfer funds to its PRC subsidiaries or finance its operating entity by means of loans or capital contributions. Any capital contributions or loans that Enesoon, as an offshore entity, makes to its PRC subsidiaries, are subject to PRC regulations. Any loans to Enesoon’s PRC subsidiaries, which are foreign-invested enterprises, have a certain limit on the total amount and must choose one of two modes for calculating the limit of the quota as following: one cannot exceed statutory limits based on the difference between the total amount of Enesoon’s investments and registered capital in such subsidiaries, and the other cannot exceed two times the net assets reported in the most recent audit report. The loans shall be registered with SAFE or its local counterparts.

Furthermore, any capital increase contributions Enesoon makes to its PRC subsidiaries, which are foreign-invested enterprises, are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other government authorities in China. Enesoon may not be able to obtain these government registrations or approvals on a timely basis, if at all. If Enesoon fails to obtain such approvals or make such registration, its ability to make equity contributions or provide loans to Enesoon’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, Enesoon’s liquidity and its ability to fund and expand its business may be negatively affected.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit Enesoon’s ability to transfer any foreign currency it holds to its PRC subsidiaries, which may adversely affect its liquidity and its ability to fund and expand its business in the PRC.

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, Enesoon cannot assure you that it will be able to obtain these government registrations or approvals on a timely basis, if at all. Enesoon may also have different views with the PRC authorities with respect to certain foreign exchange transactions. If the PRC authorities do not take the same view as to these transactions, we or Enesoon may be subject to penalties such as fines or restrictions on remitting such funds out of China. These and other uncertainties with respect to currency exchange controls may have a material adverse impact on our operations and financial condition.

If the Closing occurs, the disclosures in Fuwei’s reports and other filings with the SEC and Fuwei’s other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

If the Closing occurs, Fuwei will continue to be regulated by the SEC and Fuwei’s disclosures in its reports and other filings with the SEC will be subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Fuwei’s SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in Fuwei’s SEC reports and other filings are not subject to the review by the China Securities Regulatory Commission, or the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review Fuwei’s SEC reports, filings and other public pronouncements with the understanding that no local regulator has done any review of Fuwei, Fuwei’s SEC reports, other filings or any of our other public pronouncements.

Enesoon’s corporate structure and other limitation may restrict its ability to receive dividends from, and transfer funds from, its PRC operating subsidiaries, which could restrict its ability to act in response to changing market conditions in a timely manner.

Enesoon is a British Virgin Islands holding company and a certain portion of its operations is conducted through its PRC operating subsidiaries. Enesoon relies to a significant extent on dividends and other distributions on equity paid by its PRC principal operating subsidiaries, for its offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to Enesoon’s shareholders, fund inter-company loans, service any debt Enesoon may incur outside of China and pay its expenses. The ability of Enesoon’s operating subsidiaries to make dividend and other payments to Enesoon may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations.

In particular, under the PRC law, each of Enesoon’s PRC operating subsidiaries may only pay dividends after 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. In addition, the profit available for distribution from Enesoon’s PRC operating subsidiaries is determined in accordance with generally accepted accounting principles in the PRC. This calculation may differ if it were performed in accordance with U.S. GAAP. As a result, Enesoon may not have sufficient distributions from its PRC operating subsidiaries to enable necessary profit distributions to its shareholders in the future, which would be based upon its financial statements prepared under U.S. GAAP.

Distributions by Enesoon’s PRC operating subsidiaries to Enesoon other than as dividends may be subject to governmental approval and taxation. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. These limitations on the free flow of funds between Enesoon and its PRC subsidiaries could restrict its ability to act in response to changing market conditions in a timely manner.

Labor laws in the PRC may adversely affect Enesoon’s results of operations.

On December 28, 2012, the PRC government released the revision of the Labor Contract Law of the PRC, which became effective on July 1, 2013. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event Enesoon decides to significantly change or decrease its workforce, the Labor Contract Law could adversely affect its ability to enact such changes in a manner that is most advantageous to its business or in a timely and cost-effective manner, thus materially and adversely affecting its financial condition and results of operations.

Enesoon may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the employee benefits. An employer shall pay the employee benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other employee benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% of the overdue amount per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the employee benefits.

As of the date of this document, all of Enesoon’s PRC subsidiaries have completed the social insurance registration and the housing fund registration, and Enesoon believes it has made adequate contributions to employee benefits for all of its employees. As of the date of this document, Enesoon has not received any notice from the relevant government authorities regarding its contribution to employee benefits. However, Enesoon cannot assure you that the relevant government authorities will not require Enesoon to pay adjusted amount and impose late fees or fines on Enesoon. If Enesoon fails to make the adjusted Employee Benefit contributions within the prescribed time frame, Enesoon may be subject to a fine of up to three times the amount of the adjusted payment. If Enesoon is otherwise subject to investigations related to non-compliance with labor laws and is imposed severe penalties or incurs significant legal fees in connection with labor law disputes or investigations, its business, financial condition and results of operations may be adversely affected.

The discontinuation of any of the preferential tax treatments currently available to Enesoon in China could materially and adversely affect its financial condition and results of operations.

Enesoon currently enjoys certain preferential tax treatment in the PRC. For example, Shenzhen Enesoon was approved as a “high and new technology enterprise” (“HNTE”) on June 19, 2015 and successfully renewed such status on October 16, 2018. In addition, Sichuan Xiecheng, Shenzhen Internet and Shenzhen Equipment were approved as HNTEs in 2018, 2018 and 2019, respectively. As a result, Shenzhen Enesoon, Sichuan Xiecheng, Shenzhen Internet and Shenzhen Equipment have been entitled to a reduced income tax rate of 15%. However, under the Administrative Rules for the Certification of High and New Technology Enterprises issued in January 2016, the qualification of an HNTE is subject to annual evaluation and a review every three years by the relevant authorities in China. There is no assurance that each of the above companies will continue to meet the applicable criteria for such qualification or enjoy the preferential tax rate at the same level. If Enesoon Group is not able to continue to enjoy its current preferential tax treatment, its financial condition and results of operations can be adversely affected.

Risk Relating to this Transaction and Fuwei’s Ordinary Shares

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•	expansion of the business scope as a result of the Transaction;

•	variations in our revenues, earnings, cash flow and data related to our operations;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. We cannot assure you that these factors will not occur in the future.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations.

Uncertainty concerning the proposed Transaction may adversely affect our business and the market price of our shares.

In order for the proposed Transaction to be consummated, there are several closing conditions that need to be satisfied, including among others, approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions. If the proposed Transaction is not consummated, it could adversely affect the market price of our shares.

Whether consummated or not, the proposed Transaction risks diverting management focus, employee attention and other resources from strategic opportunities and from operational matters. Also, as the Transaction develops, certain events such as the execution of any amendment agreement, completion of the Transaction or termination of any transaction agreement, may increase the volatility of the trading price of our shares. The consummation of the Transaction will also dilute our existing shareholders’ equity percentage in our company. Furthermore, we could be subject to potential lawsuits in connection with the proposed Transaction.

We do not intend to pay dividends for the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

Some major shareholders will be able to control and exert significance influence over Fuwei after the completion of the Transaction and their interest may be different from or conflict with that of Fuwei’s other shareholders.

Enesoon’s Chief Executive Officer, Ms. Chen and her husband, Enesoon’s Chief Scientist Mr. Zeng, together beneficially own an aggregate of 69,586,622 ordinary shares, or approximately 62.63% of the issued and outstanding ordinary shares of Enesoon through Enesoon Investment Limited and Solar Sky Holdings Limited. Ms. Chen and Mr. Zeng (collectively, the “Zeng Family”) therefore currently controls 62.63% of the voting power of Enesoon. Upon completion of the Transaction, the Zeng Family will have the right to vote 60.84% of the ordinary shares of Fuwei. As the members of the senior management team of Enesoon, the Zeng Family will be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of Enesoon’s assets, and any other significant transaction. The Zeng Family’s interest might not always coincide with the interests of Fuwei’s other shareholders.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of the Transaction, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because the Zeng family will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Fuwei’s Ordinary Shares would be subject to delisting from the NASDAQ Capital Market if Fuwei is unable to achieve and maintain compliance with the NASDAQ Capital Market’s continued listing standards.

In connection with the proposed Transaction, Fuwei has to get approval from NASDAQ. If NASDAQ approval is received, under the NASDAQ Continued Listing Guide (the “Continued Listing Guide”), Fuwei will be required to maintain a minimum continued listing standards on the NASDAQ Capital Market. If Fuwei is unable to comply with the minimum continued listing standards, there may be a significant decline in the trading price, trading volume and liquidity of Fuwei’s Ordinary Shares.

In addition, if Fuwei is unable to maintain compliance with such Continued Listing Guide for continued listing, Fuwei’s Ordinary Shares would be subject to suspension and delisting. The suspension and delisting of Fuwei’s Ordinary Shares would lead to decreases in analyst coverage and market-making activity relating to Fuwei’s Ordinary Shares, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for Fuwei’s Ordinary Shares holders to sell their Ordinary Shares at prices comparable to those in effect prior to delisting or at all.

Substantial future sales or perceived sales of Fuwei’s Ordinary Shares in the public market could cause the price of Fuwei’s Ordinary Shares to decline.

Sales of Fuwei’s Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of Fuwei’s Ordinary Shares to decline. The Ordinary Shares outstanding will be available for sale. We cannot predict what effect, if any, market sales of securities held by Fuwei’s significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of Fuwei’s Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. British Virgin Island, Hong Kong and China. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

After the completion of the Transaction, our corporate structure, together with applicable law, may impede our shareholders from asserting claims against Enesoon and its principals.

Almost all of our operations and records, and most of its senior management are located in China after the completion of the Transaction. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against Enesoon’s PRC companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of Enesoon’s records are in China, PRC secrecy laws could frustrate efforts to prove a claim against Enesoon or its management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon PRC citizens in China.

The obligation to disclose information publicly may put Enesoon at a disadvantage to its competitors that are private companies.

Upon completion of this Transaction, Enesoon will be the subsidiary of us, a publicly listed company in the United States. As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, as one of the subsidiaries of the Company, Enesoon will need to disclose material agreements or results of financial operations that it would not be required to disclose if Enesoon was a private company. Enesoon’s competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with Enesoon. Similarly, as the subsidiary of a U.S.-listed public company, Enesoon will be governed by U.S. laws that its non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases Enesoon’s expenses or decreases its competitiveness against such companies, the completion of the Transaction could affect Enesoon’s results of operations.

The requirements of being a public company may strain Enesoon’s resources and divert its management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations.

As a result of disclosure of information in this document and in filings required of a public company, Enesoon’s business and financial condition will become more visible, which Enesoon believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, Enesoon’s business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in Enesoon’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of Enesoon’s management and adversely affect its business, brand and reputation and results of operations.

Enesoon also expects that being part of a public company and these new rules and regulations will make it more expensive for Enesoon to obtain director and officer liability insurance, and Enesoon may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for Enesoon to attract and retain qualified members of its board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of its income and assets, we do not expect to be a PFIC for United States federal income tax purposes for its current taxable year ending December 31, 2020 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of its assets from time to time. Therefore, changes in the composition of our income or assets or the value of its assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on its balance sheet) may be based, in part, on the quarterly market value of its ordinary shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of its assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of its assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

If we are a PFIC for any taxable year during which a United States person holds ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

DIRECTORS AND EXECUTIVE OFFICERS AFTER THE TRANSACTION

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

In connection with the proposed Transaction, the composition of Fuwei’s Board of Directors will be changed. Jingjing Cheng and Lei Yan will resign from all offices that they hold at Fuwei prior to the Closing. In connection with the resignation of the Officers, Zhicheng Tang, Mingli Chen, Shaoping Lu and Ying Kong will be appointed as Fuwei’s executive officers and directors.

Identification of Directors and Executive Officers of Fuwei

The following table sets forth information regarding Fuwei’s executive officers and directors as of the Closing. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among any of the proposed directors and executive officers.

Directors and Executive Officers	Age	Position/Title
Zhicheng Tang	58	Chairman
Mingli Chen	48	Chief Executive Officer
Shaoping Lu	59	Vice President
Tee Chuang Kho	75	Independent Director
Lihang Geng	51	Independent Director
Junying Liu	68	Independent Director
Ying Kong	62	Independent Director
Zhimei Liu	49	President of Shandong Fuwei
Yong Jiang	47	Board Secretary and Vice President of Shandong Fuwei
Yong Li	46	Vice President of Shandong Fuwei

There are no arrangements or understandings between Fuwei’s directors and executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Business Experience of Directors and Executive Officers of Fuwei

The following is a brief biography of each of our executive officers and directors as of the Closing:

Mr. Zhicheng Tang will be appointed as Chairman of the board of directors of the Company upon the closing of the Transaction. Mr. Tang has served as the Chairman of the board of directors of Enesoon since April, 2018. Mr. Tang graduated from Southwest Jiaotong University with a Ph.D. in Bridge and Tunnel Engineering and is a senior engineer. Early in his career, Mr. Tang joined China Railway Eryuan Engineering Group, a company provides engineering consultancy services, in 1987 as an assistant engineer and was later promoted to section chief. In 2004, he became the chairman and chief executive officer of China Railway No. 2 Engineering Group (“CREGC”), 600528.SS, a company engaged in the manufacture and installation of crossroads and steel structures, the research and development and manufacture of project construction machinery and the provision of supporting services. In December 2014, he became the chief inspector and director general of the South China Engineering Command, the Southern Headquarters of CREGC. Mr. Tang is the recipient of numerous awards, including National Construction Project Outstanding Project Manager, Top Ten Outstanding Youth, and National Model Worker. He has 14 years of experience in engineering and 10 years of experience taking a company from the start-up stage to being publicly traded at a national stock exchange and is a proven engineering and business leader.

Ms. Mingli Chen will be appointed as Chief Executive Officer upon the closing of the Transaction. Ms. Chen has been the chair lady of Enesoon Shenzhen since 2017, she has 20 years’ working experience in insurance industry. Prior to joining Enesoon, Ms. Chen served in senior management roles in a number of insurance companies, including general manager of Huatai Life Insurance Co., Ltd, Guangdong Division, from 2011 to 2013, head of Guangdong Research Group of Life Insurance Co., Ltd. from 2008 to 2010 and assistant vice president of AIA from 2005 to 2008. From 2001 to 2005, Ms. Chen served as general manager of Foshan Branch Company and Fujian Branch Company of Taikang Life Insurance Company. From 1996 to 2001, she worked as vice president of Nanhai Branch Company and Foshan Branch Company of China Life Insurance Company. She worked as sales manager of Foshan Branch of China Ping An Insurance Company from 1995 to 1996. Ms. Chen received her bachelor’s degree in Economics from Guizhou University (formerly Guizhou Agricultural College) in 1991 and a master’s degree in Business Administration from Business School of Wuhan University in 2004.

Dr. Shaoping Lu will be appointed as Vice President of Fuwei upon the closing of the Transaction. Dr. Lu has been a director of Enesoon Group since 2019, he has over a decade of investment, management and consulting experience in the field of investment analysis, asset management, stock analysis and project finance and have assisted multiple Chinese companies with their U.S. listings. Dr. Lu graduated and received a master’s degree from the Institute of Applied Mathematics of Chinese Academy of Sciences in 1986, and received his Ph.D. in 1990 from The City University of New York. He was a Mathematics professor in West Virginia University from 1991 to 1993. Dr. Lu founded Wanda International, Inc., a company that promotes cultural, educational exchange and economic cooperation between China and the United States and has served as its president since 1997. In 2002 Dr. Lu formed Shenzhen Gaojiao Venture Capital Management Co., Ltd., a venture and PE fund, and has served as the Chairman and CEO since its inception.

Tee Chuang Khoo has been a director of our Company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co., Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Master in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

Mr. Lihang Geng has been a director of our Company since September 22, 2020. He has been the professor and doctoral supervisor of Civil, Commercial and Economic Law School in China University of Political Science and Law since May 2017. From September 2011 to May 2017, he was the professor and doctoral supervisor of Law School of Shandong University. Mr. Geng was the assistant president of the court, a member of Adjudication Committee and deputy bureau level judge at Jinan Intermediate People's Court for the Double Thousand Plan of Committee of Political and Legislative Affairs from May 2014 to May 2015. From July 2004 to July 2011, Mr. Geng was the associate professor and master supervisor of law school in Central University of Finance and Economics. He was a legal officer at law department of China National Technical Import and Export Corporation from July 1998 to July 2001. Mr. Geng is a member of Committee of Cases Study, Securities Law Society and China Banking Law Society, all branches of China Law Society. From 2012 to 2018, he was the chairman, executive member of Shandong Civil and Commercial Law Research Association and the deputy chairman, executive member of Shandong Economics Law Research Association. Mr. Geng was a visiting scholar at Law School of Virginia University from September 2008 to September 2009. He studied at China University of Political Science and Law for his Doctor of Law from September 2001 to July 2004. He received his master’s degree in law at China University of Political Science and Law in 1998. He received his bachelor’s degree from School of Energy and Power of Xi’an Jiaotong University in 1992.

Mr. Junying Liu has been a director of our Company since December 31, 2016. Mr. Liu acted as counsel to China Lucky Group Corporation (“Lucky Group”), a subsidiary of China Aerospace Science and Technology Corporation, a company mainly engaged in the research, design, manufacture and launch of space systems (“ASTC”) from December 2013 to December 2015. He received the title of senior research fellow in 2013 granted by ASTC. He was the General Manager of Hefei Lucky Science & Technology Industry Company where he was responsible for the company’s daily operation and was the Vice Chief Engineer of Lucky Group from February 2007 to November 2013 and retired from this position in 2013. Mr. Liu was the General Manager of both Lucky Group’s Films Business Division and Baoding Lucky Films Co., Ltd. from February 1997 to January 2007. Mr. Liu received his positional title of Senior Engineer in 1997. From February 1993 to January 1997, Mr. Liu was the President of the Film Base Factory of Lucky Group and was the director of Administrative Department of Lucky Group from January 1991 to February 1993. He was the Vice Chairman of Association of Science of Lucky Group from 1985 to 1991 and was a lab technician and an engineer at Lucky Group from 1980 to 1985. Mr. Liu graduated and obtained his bachelor’s degree in Photosensitive Materials in 1980 from East China University of Science and Technology.

Prof. Ying Kong will be appointed as a director upon the closing of the Transaction. Prof. Kong is an expert in Economics and Clean Energy. From 2004 to present, Prof. Kong has been a tenured professor and doctoral advisor of the Department of Economics, York University, Canada. From 1999 to 2004, a Tenured Associate Professor, School of Business Administration, Thomson River University, Canada. And From 1997 to 1999, a Lecturer, Department of Economics, Carleton University, Canada. 1997, Economic Statistician, National Bureau of Statistics of Canada. 1998, Economist, Ministry of Health of Canada. 1999, Statistician and business consultant of the Real Estate Tax Evaluation Bureau of Ontario, Canada. 2009 to 2014, Peking University HSBC Business School professor, doctoral advisor, deputy dean, academic director. 2014 to 2015, professor and doctoral advisor of Tsinghua-Berkeley College, professor and doctoral advisor of Tsinghua University Shenzhen Graduate School, director of the Department of Social Sciences and Management. Prof. Kong received his Bachelor degree of Physics, Peking University in 1982, Master degree of Public Administration from Carleton University in 1994 and Ph.D. in Economics from Carleton University, Canada in 2000.

Ms. Zhimei Liu has served as the President of Fuwei Films (Shandong) Co., Ltd (“Fuwei Shandong”) by the Company since December 22, 2014, where she has been responsible for the overall business management, day-to-day operations and other affairs designated by the board of directors of Fuwei Shandong. From May 2012 to November 2014, Ms. Liu acted as the Director of Administration of Shandong SNTON Steel Cord Co., Ltd. (“SNTON Steel Cord”), a subsidiary of Shandong SNTON Group Co., Ltd. where she was responsible for formulating and implementing business strategies and operation. From December 2008 to April 2012, Ms. Liu was the Manager of Corporate Planning Department and the Manager of Staff Training Center of SNTON Steel Cord as an Associate Senior Engineer. From April 2007 to November 2008, Ms. Liu served as the Manager of Administration Department of SNTON Steel Cord where she was in charge of overall corporate project planning. From November 2005 to April 2007, Ms. Liu was the assistant manager of supplies department of SNTON Steel Cord where she was overseeing matters related to raw materials, equipment and supplies with respect to production. Ms. Liu joined Shandong SNTON Group Co., Ltd. in 1996 as a technician, office clerk, purchasing officer, sales person, and accountant in the subsidiary and branch company of Shandong SNTON Group Co., Ltd. Ms. Liu studied Business Management in China University of Petroleum from 2007 to 2009.In 1994, Ms. Liu graduated from Shandong Vocational College of Industry where her major was Computer Application.

Mr. Yong Jiang has been the Board Secretary since April 2011. Since July 2014, Mr. Jiang has served as the vice president and is in charge of the products sale of Fuwei Films (Shandong) Co., Ltd. He is also assistant President of Fuwei Films (Shandong) Co., Ltd. since 2007. From 2003 to 2006, he served as assistant manager, deputy manager and manager of the marketing department for Shandong Fuwei. In 1998, he joined Weifang Neoluck Plastic Co., Ltd. where he was responsible for overseas sales and production planning. In December 2015, Mr. Jiang obtained his EMBA degree in Nankai University. In 1998, he received his bachelor’s degree in Information Management and Information System from Shandong University.

Mr. Yong Li has been the vice president and in charge of production department and electrical & mechanical engineering department of Shandong Fuwei since March 2020. He was assistant president and senior manager of electrical & mechanical engineering department for Shandong Fuwei from 2016 to February 2020. From 2003 to 2015, he served as the deputy manager, manager and senior manager of the electrical & mechanical engineering department for Shandong Fuwei. In 1997, he joined Weifang Neoluck Plastic Co., Ltd. where he was responsible for electrical & mechanical engineering and equipment management. In December 2011, Mr. Jiang obtained his graduate degree of engineering from Qingdao University of Science and Technology. In 1997, he graduated from North China Institute of Aerospace Engineering (NCIAE) where his major was testing technology and precision instruments.

None of our directors or officers is related to each other. To the best of our knowledge and belief, there are no arrangements or understandings with any of our principal shareholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were appointed.

The business address of our directors and executive officers is No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, Postal Code: 261061 prior to the Closing and 8/F, Chinese Academy of Science & Technology Development Incubator Bldg., 009#, High-tech South 1st Road, Nanshan District, Shenzhen, PRC, after the Closing.

Employment Agreements

Each of Mingli Chen and Shaoping Lu has signed an employment agreement with Fuwei, to be effective September 1, 2021. The initial term of the employment agreement is three (3) years, unless terminated earlier in accordance with the terms of the employment agreement. If neither party provides notice of intent to terminate any employment agreement at least 30 days prior to the expiration of the initial term, the agreement will continue on a month-to-month basis after the initial term until terminated in accordance with the terms of the employment agreement.

Pursuant to their respective employment agreement, each of Ms. Chen and Dr. Lu will earn a base salary equal to USD 103,500 per year. They will also be eligible to receive a discretionary performance bonus, to be payable in the sole discretion of the board of the Company, and participate in the Company’s Incentive Equity Plan to be adopted by the Company, and each of Ms. Chen and Dr. Lu will receive options to purchase 30,000 ordinary shares each year at an exercise price of $4.00 per share.

All of them will be entitled to participate in all employee benefit programs established by the Company that are applicable to senior executives. In addition, upon termination by the Company without “Cause” (other than by reason of death or disability) as defined in the employment agreements or resignation by any of them if the Company materially breaches the employment agreements, each of them will be paid his or her base salary through the date of termination and any unreimbursed business expenses incurred prior to the date of termination, as well as a lump sum severance payment equal to one (1) months’ salary.

The employment agreements contain a covenant not to compete with the Company for a period of eighteen (18) months after the date of termination.

Fuwei’s Board of Directors

The number of directors on Fuwei’s Board of Directors after the Closing will be fixed at five (5) and will consist of five (5) directors. It is contemplated that upon the Closing, the Board of Directors will consist of three (3) independent directors. Under the NASDAQ Listing Rules (the “NASDAQ Listing Rules”), companies apply to list and listed on NASDAQ are required to have a majority independent board, which is not required under the Companies Act of the Cayman Islands, Fuwei’s home country.

Terms of Fuwei’s Directors and Executive Officers

Fuwei’s directors are not subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Fuwei’s officers are appointed by and serve at the discretion of the Board of Directors.

Committees of Fuwei’s Board of Directors

Fuwei’s Board of Directors currently has a standing audit committee, a compensation committee and a corporate governance and nominating committee. The NASDAQ Listing Rules requires companies listed on NASDAQ to have an audit committee of at least three (3) members. These requirements differ from the Companies Act of the Cayman Islands. As described below, upon Closing it is contemplated that Fuwei’s audit committee will consist of three members, compensation committee will consist of two members and corporate governance and nominating committees will consist of one member, all of whom are independent directors.

Audit Committee

After the Closing, Tee Chuang Khoo (chairman), Junying Liu and Lihang Geng will continue to serve as members of our Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the NASDAQ Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation Committee

After the Closing, Tee Chuang Khoo and Junying Liu will continue to serve as members of our Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the NASDAQ Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Compensation Committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing and approving any employee loan in an amount equal to or greater than RMB100,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

After the Closing, Mr. Junying Liu will continue to be the sole member of our Corporate Governance and Nominating Committee. Mr. Liu satisfies the “independence” requirements of the NASDAQ Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Corporate Governance and Nominating Committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	making appointments to fill any vacancy on our board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board any director to serve as a member of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Ethics

The Code of Ethics for the members of our Board of Directors and executive officers was approved by our Board of Directors on March 27, 2007. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter, unless he or she is disqualified to vote by the chairman of the relevant board meeting.

Qualification

There is no shareholding qualification for directors of Fuwei.

Involvement in Certain Legal Proceedings

To the best of Fuwei’s knowledge, in the past ten (10) years, none of the existing and proposed directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Duties of Directors

Under Cayman Islands laws, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Compensation of Directors and Executive Officers

Insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings.

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eight persons for the year ended December 31, 2020 was approximately RMB1.5 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company except as otherwise indicated under heading “– Employment Agreements”.

Enesoon’s directors and executive officers receive compensation in the form of annual salaries and allowances. In the fiscal year ended June 30, 2020 and six months ended on December 31, 2020, Enesoon paid its directors and executive officers approximately US$292,500 and US$173,300, respectively. Except as disclosed above, no other compensation or benefits in kind were paid or granted to Enesoon’s executive officers in the fiscal year ended June 30, 2020 and six months ended on December 31, 2020.

Share Option Plan

We have not adopted any equity compensation plan.

RELATED PARTY TRANSACTIONS

Set forth below are the related party transactions of our company and Enesoon that occurred during the past three fiscal years up to the date of this document.

Enesoon

Due from Related Parties

	June 30,	June 30,	June 30,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	RMB
Biyun Lantian Holdings Limited (1)(5)	20,294,200	-	-	136,815
Beijing Qidi Enesoon Clean Energy Technology Co., Ltd (3)	100,000	-	-	-
Mr. Ke Li, general manager Enesoon(2)	725,660	765,602	196,247	-
Ms. Lan Lan, vice president of Enesoon(2)	851,759	586,570	59,960	-
Mr. Zhicheng Tang, director of Enesoon(2)	300,000	-	300,000	-
Taizhou Jinneng New Energy Co., Ltd.(4)	-	1,073,262	-	-
Mr. Guoqiang Jiang, Executive Officer of Enesoon Science & Technology Co., Ltd.(2)	-	-	230,000	80,000
Total	22,271,619	2,425,434	786,207	216,815

(1)	For the year ended June 30, 2018, Enesoon provided an interest-free loan to Biyun Lantian Holdings Limited (“BLH”), controlled by Mr. Zhiyong Zeng (“Mr. Zeng”), a principal shareholder and Chief Scientist of Enesoon and his spouse Ms. Mingli Chen, Chief Executive Officer of Enesoon (collectively, “Mr. Zeng Family”). The balance is due on demand and was fully repaid in 2019.

(2)	The funds were advanced to Enesoon’s management for business purposes. The balances were due on demand and interest-free. These balances were fully repaid subsequently.

(3)	Enesoon provided an interest-free loan to Beijing Qidi Enesoon Clean Energy Technology Co., Ltd. (“BJQD”), in which Enesoon owns a 39% equity interest, in fiscal year 2018, which was fully repaid in fiscal year 2019.

(4)	Enesoon prepaid expenses to Taizhou Jinneng New Energy Co., Ltd., a former related party supplier, which is no longer a related party in fiscal 2020. The balance was reclassified to prepaid expenses.

(5)	Enesoon provided an interest-free loan to BLH, controlled by Mr. Zeng Family.

Due to Related Parties

	June 30,	June 30,	June 30,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	RMB
BLH (1)	-	15,070,451	1,373,476	-
Shenzhen Yongqing Enesoon New Energy Engineer Technology Co., Ltd.(2)	2,510,049	2,510,049	2,571,065	-
Ms. Lan Lan, vice president of Enesoon(3)	-	-	-	707,688
Total	2,510,049	17,580,500	3,944,541	707,688

(1)	For the years ended June 30, 2019 and 2020, Enesoon received interest-free working capital loans from BLH to fund its operations. The balance was due on demand and repaid in 2021.

(2)	Enesoon owns 40% equity interest in Shenzhen Yongqing Enesoon New Energy Engineer Technology Co., Ltd. (“SZYQ”). The balances were interest-free borrowing and due on demand. As of June 30, 2020, Enesoon had due to SZYQ balances of RMB 2,571,065, which was offset with equity interest transfer price.

(3)	For the six months ended December 31, 2020, Enesoon received interest-free working capital loans from Ms. Lan Lan to fund its operations. The balance is due on demand and was fully repaid in December 2020.

Fuwei

For further description of Fuwei’s related party transactions, please refer to Fuwei’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 22, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Enesoon’s financial condition and results of operations in conjunction with Enesoon’s consolidated financial statements and the related notes included Exhibits 99.2 and 99.3 to the Form 6-K of Fuwei filed with the SEC on July 28, 2021. Unless otherwise indicated, references to “Enesoon,” the “Enesoon Group,” the “Company,” “us” or “we” are to New Energy Limited and its consolidated subsidiaries in this section.

All statements other than statements of historical fact included herein including, without limitation, statements regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used herein, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of a number of factors, including those set forth under the risk factors and business sections herein.

Overview

Enesoon New Energy Limited is a holding company that was incorporated under the laws of British Virgin Islands on March 16, 2015. Enesoon New Energy Limited and its subsidiaries (collectively referred to as the “Enesoon Group”) is a leading clean energy solutions provider in China with TES technology and clean energy management and control systems as Enesoon’s core competency. As a provider of a full spectrum of professional services, Enesoon develops, designs, builds, sells, operates and maintains energy stations that provide both heating and cooling solutions, using key TES equipment such as the storage tanks that Enesoon designs and develops, and the proprietary and unique TES media that Enesoon independently developed with proprietary intellectual property rights. Currently, Enesoon conducts its business primarily in collaboration with local partners who are granted the exclusive right to use Enesoon’s technology to operate HSES systems designed and built by Enesoon within a specified region. As of the date of this document, Enesoon has 113 regional partners covering 23 provinces and 644 counties or districts in China.

Enesoon’s HSES systems provide heating and cooling solutions as well as other thermal energy applications such as industrial steams. Enesoon’s HSES systems use off-peak or solar electricity to drive the equipment, such as air heat pumper, water heat pumper etc., to collect heat from multiple energy sources, including but not limited to, air, natural heat of the earth, recovered energy (or so called “waste heat”), and store the collected energy through the form of TES and convert and release such energy as needed in the form of heating, steam, hot water and air conditioning for residential, business and industrial users. Enesoon’s technology is efficient, stable, safe, economical and environmentally friendly. In particular, as only off-peak electricity or solar electricity is used, Enesoon’s HSES systems create zero additional emissions. As a result, energy produced from Enesoon’s HSES systems is “clean or green” and has significantly less impact on the environment. Enesoon derives its revenues mainly from providing TES engineering consulting services and engaging in EPC services. As the non-core services/products elements traditionally included in its EPC services are readily available on the market and have a low profit margin, Enesoon recently has ceased to offer such products and services and begun separately selling its core equipment/products at a higher profit margin with an aim to improve its profitability. As a result, for the six months ended December 31, 2020, Enesoon’s product sales accounted for 42% of Enesoon’s total revenue, comparing to 1% of total revenue in the same period of last year.

Since the release of the Notice on the Action Plan of Air Pollution and Control 《关于印发大气污染防治行动计划的通知》by the PRC State Council, the government announced a series of measures to promote the development of environment protection related industries and technologies including the thermal energy industry. As rigid demand in most of the northern region in China, the traditional heat supply which uses coal as the main energy source discharges plenty of air pollutants. As a result, clean heating, as a solution to reduce the air pollutant emission from the thermal energy industry, is supported and promoted by the government. Enesoon’s HSES systems can fully utilize multiple energy sources, such as air-source, solar, geothermal, waste heat, and off-peak electricity, store the collected energy in the form of heat energy in its HSES systems and release the stored energy in the form of heating, air-conditioning and industrial steam for end-user. As a result, Enesoon’s business has experienced continuous growth in recent years. Enesoon’s revenue increased by approximately 20% from approximately RMB 221.9 million in fiscal 2018 to approximately RMB 266.4 million in fiscal 2019. Enesoon’s net income increased significantly by approximately 1,135% from approximately RMB 11.7 million in fiscal 2018 to approximately RMB 144.1 million in fiscal 2019. Despite the negative impact of COVID-19, Enesoon’s revenue increased by approximately 2% from approximately RMB 266.4 million in fiscal 2019 to approximately RMB 271.9 million in fiscal 2020 and its net income increased by approximately 3% from approximately RMB 144.1 million in fiscal 2019 to approximately RMB 148.7 million in fiscal 2020. Enesoon’s total revenue increased by approximately RMB 5.6 million, or 3%, to approximately RMB 177.0 million for the six months ended December 31, 2020 from approximately RMB 171.4 million for the six months ended December 31, 2019. Enesoon’s net income increased by approximately RMB 11.2 million, or 13%, to approximately RMB 97.1 million for the six months ended December 31, 2020 from approximately RMB 85.9 million for the six months ended December 31, 2019.

Factors Affecting Enesoon’s Results of Operations

Enesoon believes the most significant factors that affect its business and results of operations include the following:

Credit risk relating to the recoverability of Enesoon’s accounts receivables: there is no assurance that those customers will settle Enesoon’s receivables on time or in full. If those customers delay or default in payment, Enesoon’s cash flow and working capital may be materially and adversely affected. Any significant impairment in Enesoon’s accounts receivable as a result of significant uncertainty in recoverability or customers’ defaults or otherwise could materially and adversely affect Enesoon’s cash flow and liquidity, Enesoon’s financial condition and results of operation.

Shortages of, or price increases in raw material, equipment and labor: certain equipment and labor are necessary to perform Enesoon’s contracts with customers for its construction, product sales, engineering consulting and O&M services and such equipment and labor requirements may vary depending on Enesoon’s actual work to be performed under the contracts. Enesoon cannot assure you that raw material and equipment suppliers for Enesoon’s construction and product sales are able to supply the required raw materials in the expected quantities or quality, at the prices acceptable to Enesoon, or at all. Furthermore, Enesoon may not possess the equipment required to carry out Enesoon’s construction, maintenance and design services. Enesoon may also have difficulties in hiring or retaining qualified staff at reasonable cost level and in a timely manner. In the event that shortage in equipment and labor occurs, or the relevant costs increase, it is likely to reduce Enesoon’s service volume, which could materially and adversely affect its business.

Competition in the clean energy industry: the clean energy industry in China is highly fragmented, with a large number of service providers throughout the country. Enesoon competes primarily with clean energy solution service providers in China and new entrants to the market, and some of Enesoon’s competitors may have better access to financial resources, lower cost structures, higher levels of integration, better operating efficiency, more advanced technologies or longer operating histories. If Enesoon is unable to improve its services or product quality, maintain Enesoon’s operating efficiency and control Enesoon’s costs, Enesoon may not be able to compete effectively against its existing or new competitors and its sustainability and growth opportunities may be limited, which will materially and adversely affect its revenue and profitability.

Changes in the PRC economic, political and social conditions, as well as government policies: all of Enesoon’s business and operations are located in the PRC. As a result, Enesoon’s business, financial condition and results of operations are affected by the economic, political and legal developments in the PRC.

COVID-19 Update

In December 2019, the COVID-19 surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak, and thereafter virtually all countries in North America, Europe and Asia initiated travel restrictions, closed borders and instituted social distancing directives, including instructions requiring “shelter-in-place.” In addition to these travel restrictions, some locales may impose quarantines and further restrict travel, which significantly impacted the ability of Enesoon’s employees to visit its customers, suppliers, partners and the physical sites of its energy storage systems. The COVID-19 pandemic has resulted in the extended shutdown of certain businesses in China, which resulted in disruptions or delays to Enesoon’s supply chain and either has resulted in disruptions to its customer base. As mandated by governments in China, Enesoon took temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring some employees to work remotely and implementing social distancing protocol for all work conducted onsite. Enesoon suspended non-essential travel for its employees and discouraged employee attendance at other gatherings. Because of travel restrictions, Enesoon was not able to visit many prospective customers in person, which delayed the sales conversion cycle. Due to these precautionary measures, other governmental responses to limit the spread of COVID-19 and resulting global economic impacts, Enesoon experienced reductions in demand for its services.

To date COVID-19 has had a limited adverse impact on Enesoon’s operations, supply chains and services. Enesoon’s revenue for the year ended June 30, 2020 increased by 2% as compared with the last fiscal year. For the six months ended December 31, 2020, Enesoon’s revenue increased by 3% from the same period of last year. However, degree and duration of disruptions to Enesoon’s future business activity are unknown at this time. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that Enesoon’s revenue and net profits may be lower than expected for the next 12 months.

Results of Operations

For the Years Ended June 30, 2018 and 2019

Revenue

Enesoon generates revenues from the following primary sources: (i) product sales of TES materials such as molten salt and related energy storage equipment; (ii) EPC services; (iii) O&M services under long term O&M services contracts and (iv) engineering consulting services.

The following table sets forth the breakdown of Enesoon’s net revenue for the periods presented:

	For the Years Ended June 30,
	2018		2019			Increase (Decrease)	Increase (Decrease)
Revenue by type	RMB	%	RMB	USD	%	RMB	%
Engineering consulting services	112,883,019	51%	223,176,363	32,509,303	84%	110,293,344	98%
EPC services	22,115,125	10%	34,813,859	5,071,210	13%	12,698,734	57%
Product sales	85,488,825	39%	6,215,575	905,401	2%	(79,273,250)	(93)%
O&M services	1,415,818	1%	2,219,392	323,291	1%	803,574	57%
Total revenues	221,902,787	100%	266,425,189	38,809,205	100%	44,522,402	20%

Enesoon’s total revenue increased by approximately RMB 44.5 million, or 20%, to approximately RMB 266.4 million for the year ended June 30, 2019 from approximately RMB 221.9 million for the year ended June 30, 2018. The significant increase in revenue was mainly attributable to more engineering consulting and EPC services revenue in fiscal 2019.

Revenue from engineering consulting services

Enesoon provides standalone design or feasibility study for the customer’s thermal energy projects and offers training on general-purpose thermal energy storage applications to customers. The engineering consulting services are provided over the contract term, which is generally from one to three months.

Revenue from engineering consulting services increased by approximately RMB 110.3 million, or 98%, to approximately RMB 223.2 million for the year ended June 30, 2019 from approximately RMB 112.9 million for the year ended June 30, 2018. For the years ended June 30, 2018 and 2019, revenue from engineering consulting services included nil and RMB 33.8 million from engineering consulting services provided to related parties, respectively.

The increase in the engineering consulting services was due to the increasing requirements on environment protection and the uniqueness and advanced technology of HSES system. For the year ended June 30, 2019, Enesoon provided engineering consulting services to 72 customers, increased by 118% from 33 customers Enesoon served for the year ended June 30, 2018. Enesoon’s average engineering consulting services fee per customer was approximately RMB 3.1 million in fiscal 2019, decreased from RMB 3.4 million in fiscal 2018, because Enesoon reduced its engineering consulting services fee for market expansion in the TES clean heating market.

Revenue from EPC services

Enesoon manufactures and constructs TES facilities with specifications required by customers under fixed priced EPC contracts. EPC arrangements governed by customer contracts that require Enesoon to deliver functioning TES facilities are generally completed within one to three months from commencement of construction. Upon completion of construction, customer acceptance is generally required. Billings to the customers can occur at contractually designated stages throughout the construction period and Enesoon has enforceable rights to the work in progress. Enesoon recognizes revenue from EPC services over time as Enesoon’s performance creates or enhances an energy storage asset controlled by the customer. Enesoon uses an input method based on cost incurred as Enesoon believes that this method most accurately reflects Enesoon’s progress toward satisfaction of the performance obligation. Under this method, revenue arising from fixed-price construction contracts is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Revenue from EPC services increased by approximately RMB 12.7 million, or 57%, to approximately RMB 34.8 million for the year ended June 30, 2019 from approximately RMB 22.1 million for the year ended June 30, 2018. For both the year ended June 30, 2019 and the year ended June 30, 2018, Enesoon constantly provided EPC services to 6 projects located in various provinces of PRC. On the other side, the EPC services charge depends on each individual project’s requirements, specifications, location, size and complexity, and therefore could vary from time to time. The average EPC services charge was approximately RMB 5.8 million for fiscal 2019 and RMB 3.7 million for fiscal 2018, respectively.

Product sales

For fiscal 2018 and 2019, Enesoon’s product sales revenue mainly consisted of revenue from sales of TES materials such as molten salt to its customers and related equipment. Enesoon recognizes revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer.

Revenue from product sales decreased by approximately RMB 79.3 million, or 93%, to approximately RMB 6.2 million for the year ended June 30, 2019 from approximately RMB 85.5 million for the year ended June 30, 2018. In fiscal 2018 and 2019, the products sold were primarily thermal energy storage materials such as molten salt and certain equipment with relatively low margin compared with EPC services. The decrease in product sales revenue was due to Enesoon putting in more resources to develop engineering consulting and EPC services to its customers, instead of selling low-margin products.

O&M services

Enesoon enters into O&M contracts with customers to provide regular operating and maintenance services for HSES stations owned by customers with the objective of providing heating, hot water or steam to end-user. In addition, with respect to a small number of HSES stations owned by Enesoon, revenue from O&M services also includes the fees paid by end-users. The revenue from O&M services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

Revenue from O&M services increased by approximately RMB 0.8 million, or 57%, to approximately RMB 2.2 million for the year ended June 30, 2019 from approximately RMB 1.4 million for the year ended June 30, 2018. For the year ended June 30, 2019, Enesoon provided O&M services for 18 HSES stations. For the year ended June 30, 2018, Enesoon provided O&M services for 4 HSES stations.

Cost of Revenues

	For the Years Ended June 30,
	2018		2019			Increase (Decrease)	Increase (Decrease)
Cost of revenue by type	RMB	%	RMB	USD	%	RMB	%
Engineering consulting services	2,483,036	3%	8,157,420	1,188,262	23%	5,674,384	229%
EPC services	19,097,787	19%	19,403,725	2,826,472	55%	305,938	2%
Product sales	75,513,031	77%	5,618,172	818,379	16%	(69,894,859)	(93)%
O&M services	1,149,408	1%	2,170,975	316,238	6%	1,021,567	89%
Total cost	98,243,262	100%	35,350,292	5,149,351	100%	(62,892,970)	(64)%

Cost of revenue decreased by approximately RMB 62.9 million, or 64%, to approximately RMB 35.4 million for the year ended June 30, 2019 from approximately RMB 98.2 million for the year ended June 30, 2018. The significantly decreased cost of revenue mainly resulted from a decrease of RMB 69.9 million in cost of product sold, offset by an increase of RMB 5.7 million in cost of engineer consulting services and an increase of RMB 1.0 million in cost of O&M services.

Cost of engineering consulting services primarily consists of labor cost for Enesoon’s engineers. The cost of engineering consulting services increased by approximately RMB 5.7 million, or 229%, to approximately RMB 8.2 million for the year ended June 30, 2019 from approximately RMB 2.5 million for the year ended June 30, 2018, which resulted from an increase of approximately RMB 110.3 million in engineering consulting services revenue. Cost of engineering consulting services from related parties amounted to nil and RMB 118,906 for the years ended June 30, 2018 and 2019.

Cost of EPC services primarily consists of material, engineer and subcontractor cost. The cost of EPC services increased by approximately RMB 0.3 million, or 2%, to approximately RMB 19.4 million for the year ended June 30, 2019 from approximately RMB 19.1 million for the year ended June 30, 2018. During fiscal 2019, the EPC services revenue increased by 57% as compared to fiscal 2018. Due to more standardized material and equipment were used in the thermal energy storage facilities, which reduced the material cost, the cost of EPC services in fiscal 2019 only increased by 2% as compared to fiscal 2018.

Cost of product sales decreased by approximately RMB 69.9 million, or 93%, to approximately RMB 5.7 million for the year ended June 30, 2019 from approximately RMB 75.5 million for the year ended June 30, 2018, which is consistent with Enesoon’s 93% drop in product sales revenue in fiscal 2019. Starting in the late fiscal 2018, Enesoon made less sales of traditional low-margin products.

Cost of O&M services increased by approximately RMB 1.0 million, or 89%, to approximately RMB 2.2 million for the year ended June 30, 2019 from approximately RMB 1.1 million for the year ended June 30, 2018, which resulted from an increase of approximately RMB 0.8 million in O&M services revenue and additional labor and material cost incurred for certain new contracts in fiscal 2019.

Gross profit

	For the Years Ended June 30,
	2018		2019			Increase (Decrease)	Increase (Decrease)
Gross profit by type	RMB	Margin %	RMB	USD	Margin %	RMB	Margin %
Engineering consulting services	110,399,983	98%	215,018,943	31,321,041	96%	104,618,960	(2)%
EPC services	3,017,338	14%	15,410,134	2,244,738	44%	12,392,796	30%
Product sales	9,975,794	12%	597,403	87,022	10%	(9,378,391)	(2)%
O&M services	266,410	19%	48,417	7,053	2%	(217,993)	(17)%
Total gross profit	123,659,525	56%	231,074,897	33,659,854	87%	107,415,372	31%

Gross profit increased by approximately RMB 107.4 million, or 87%, to approximately RMB 231.1 million for the year ended June 30, 2019 from approximately RMB 123.7 million for the year ended June 30, 2018. Overall gross profit margin was approximately 87% for the year ended June 30, 2019, as compared to approximately 56% for the year ended June 30, 2018. The increase in gross profit margin was mainly due to a much higher percentage of revenues were derived from engineering consulting services with higher gross profit margin in fiscal year 2019 compared to fiscal year 2018 and increase in gross profit margin of EPC services.

Gross profit of engineering consulting services increased by approximately RMB 104.6 million, or 95%, to approximately RMB 215.0 million for the year ended June 30, 2019 from approximately RMB 110.4 million for the year ended June 30, 2018. Gross profit margin of engineering consulting services was approximately 96% for the year ended June 30, 2019, as compared to approximately 98% for the year ended June 30, 2018. The decreasing margin was mainly attributable to higher labor cost for the engineering consulting services in fiscal 2019. No engineer consulting services were provided to related parties during the year ended June 30, 2018. For the year ended June 30, 2019, the gross profit of engineer consulting services provided to related parties amounted to RMB 33.7 million with a gross margin of 99.5%.

Gross profit of EPC services increased by approximately RMB 12.4 million, or 411%, to approximately RMB 15.4 million for the year ended June 30, 2019 from approximately RMB 3.0 million for the year ended June 30, 2018. Gross profit margin of EPC services was approximately 44% for the year ended June 30, 2019, as compared to approximately 14% for the year ended June 30, 2018. Due to the increase in project size and demands, Enesoon was able to charge a higher premium for offering EPC services for the year ended June 30, 2019. In addition, the equipment for HSES stations became more standardized which reduced the EPC services cost for fiscal 2019.

Gross profit of product sales decreased by approximately RMB 9.4 million, or 94%, to approximately RMB 0.6 million for the year ended June 30, 2019 from approximately RMB 10.0 million for the year ended June 30, 2018. Gross profit margin of product sales was approximately 10% for the year ended June 30, 2019, as compared to approximately 12% for the year ended June 30, 2018. The decreased gross profit margin in fiscal 2019 was mainly due to Enesoon’s strategic shift from traditional product sales to engineering consulting services and EPC services offered more competitive prices in product sales in fiscal 2019.

Gross profit of O&M services decreased by approximately RMB 218,000, or 82%, to approximately RMB 48,000 for the year ended June 30, 2019 from approximately RMB 266,000 for the year ended June 30, 2018. Gross profit margin of O&M services was approximately 2% for the year ended June 30, 2019, as compared to approximately 19% for the year ended June 30, 2018. Since Enesoon started to offer O&M services in recent years, Enesoon incurred extra labor and material cost in managing the operations of certain thermal energy storage facilities in fiscal 2019, which results in lower gross margin.

Operating Expenses

	For the Years Ended June 30,
	2018		2019			%
	Amount	% of revenue	Amount	% of revenue	Amount Increase	Increase (Decrease)
	RMB		RMB		RMB
Selling expenses	6,406,986	3%	3,065,935	1%	(3,341,051)	(52)%
General and administrative expenses	51,866,867	23%	38,786,681	14%	(13,080,186)	(25)%
Impairment of goodwill	1,273,916	1%	-	0%	(1,273,916)	(100)%
Provision for doubtful accounts	19,070,225	8%	20,881,644	8%	1,811,419	9%
Research and development expenses	12,775,090	6%	17,767,659	7%	4,992,569	39%
Total	91,393,084	41%	80,501,919	30%	(10,891,165)	(12)%

Operating expenses decreased by approximately RMB 10.9 million or 12% from approximately RMB 91.4 million in fiscal 2018 to approximately RMB 80.5 million in fiscal 2019. The significant decrease in operating expenses was mainly due to a RMB 13.1 million decrease in general and administrative expenses in fiscal 2019.

Selling expenses

Selling expenses decreased by approximately RMB 3.3 million or 52% to approximately RMB 3.1 million for the year ended June 30, 2019 as compared to approximately RMB 6.4 million for the year ended June 30, 2018. The decrease in selling expenses was mainly due to less marketing and promotional activities in fiscal 2019 as compared to fiscal 2018. Since Enesoon has established its brand awareness in the market, Enesoon limited resource for selling and marketing and put more efforts on R&D activities.

General and administrative expenses

General and administrative expenses decreased by approximately RMB 13.1 million, or 25%, to approximately RMB 38.8 million for the year ended June 30, 2019 from approximately RMB 51.9 million for the year ended June 30, 2018. As a percentage of revenues, general and administrative expenses were approximately 14% and 23% of Enesoon’s total revenues for the year ended June 30, 2019 and 2018, respectively. The decrease of general and administrative expenses was primarily attributable to reduced external consulting fees and downsized managerial function personnel. Enesoon built its own business know-how and talent solutions through accumulated services experience, and as a result, Enesoon reduced the involvements of external consultants.

Impairment of goodwill

There was an impairment of goodwill of RMB 1,273,916 in fiscal 2018 related to Enesoon’s acquisitions of Nanjing TT and Nanjing TT. There was no such impairment incurred in fiscal 2019.

Provision for doubtful accounts

Provision for doubtful accounts increased by approximately RMB 1.8 million, or 9%, to approximately RMB 20.9 million for the year ended June 30, 2019 from approximately RMB 19.1 million for the year ended June 30, 2018. The increase in provision for doubtful accounts was primarily attributable to the increased accounts receivable in fiscal 2019.

Research and development expenses

Research and development expenses increased by approximately RMB 5.0 million, or 39%, to approximately RMB 17.8 million for the year ended June 30, 2019 from approximately RMB 12.8 million for the year ended June 30, 2018. As a percentage of revenues, research and development expenses were approximately 7% and 6% of Enesoon’s total revenues for the year ended June 30, 2019 and 2018, respectively. Enesoon will constantly invest in research and development to keep technical advantage over other market participators.

Income before income taxes

Enesoon’s income before income taxes was approximately RMB 164.1 million for the year ended June 30, 2019, an increase of approximately RMB 133 million as compared to approximately RMB 31.1 million for the year ended June 30, 2018. The increase was primarily attributable to increased revenue from engineering consulting services and EPC services as well as decreased operating expenses.

Provision for income taxes

Enesoon’s provision for income taxes was approximately RMB 25.1 million for the year ended June 30, 2019, an increase of RMB 9.9 million from approximately RMB 15.2 million for the year ended June 30, 2018. The increased income tax provision was mainly due to increased taxable income in fiscal 2019.

The impact of the preferred tax treatment noted above decreased taxes by approximately RMB5.5 million and RMB18.2 million for the years ended June 30, 2018 and 2019, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) were RMB 0.07 per share and RMB 0.24 per share for the years ended June 30, 2018 and 2019, respectively.

The following table reconciles the China statutory tax rates to Enesoon’s effective tax rate for the years ended June 30, 2018 and 2019:

	For the Year Ended June 30, 2018	For the Year Ended June 30, 2019
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(17.5)%	(10.7)%
R&D additional deduction	-%	(1.2)%
Change in valuation allowance	-%	0.8%
Non-deductible expenses and foreign losses**	14.0%	1.4%
Non-deductible items due to Enesoon’s internal restructure *	27.3%	-%
Effective tax rate	48.8%	15.3%

* Enesoon paid additional income tax of RMB 8.5 million in connection with internal restructures for the year ended June 30, 2018.

**non-deductible expense and foreign losses mainly represent expenditures or losses not deductible for PRC tax purpose.

Net income

As a result of the foregoing, Enesoon’s net income was approximately RMB 144.1 million for the year ended June 30, 2019, an increase of approximately RMB 132.4 million from approximately RMB 11.7 million for the year ended June 30, 2018.

For the Years Ended June 30, 2019 and 2020

Revenue

The following table sets forth the breakdown of Enesoon’s net revenue for the periods presented:

	For the Years Ended June 30,
	2019		2020			Increase (Decrease)	Increase (Decrease)
Revenue by type	RMB	%	RMB	USD	%	RMB	%
Engineering consulting services	223,176,363	84%	200,473,939	28,375,244	74%	(22,702,424)	(10)%
EPC services	34,813,859	13%	65,116,235	9,216,605	23%	30,302,376	87%
Product sales	6,215,575	2%	4,751,435	672,522	2%	(1,464,140)	(24)%
O&M services	2,219,392	1%	1,515,164	214,458	1%	(704,228)	(32)%
Total revenues	266,425,189	100%	271,856,773	38,478,829	100%	5,431,584	2%

Enesoon’s total revenue increased approximately RMB 5.4 million, or 2%, to approximately RMB 271.9 million for the year ended June 30, 2020 from approximately RMB 266.4 million for the year ended June 30, 2019, primarily attributable to more EPC services performed in fiscal 2020.

Revenue from engineering consulting services

The revenue from engineering consulting services decreased by approximately RMB 22.7 million, or 10%, to approximately RMB 200.5 million for the year ended June 30, 2020 from approximately RMB 223.2 million for the year ended June 30, 2019. For the year ended June 30, 2019 and 2020, the revenue from engineering consulting services included RMB 33.8 million and RMB 1.8 million from engineering consulting services provided to the related parties, respectively.

The decrease in the engineering consulting services revenue was due to less consulting contracts Enesoon signed for the year ended June 30, 2020 due to impact of COVID-19. For the year ended June 30, 2020, Enesoon provided engineering consulting services to 71 customers, slightly decreased from 72 customers for the year ended June 30, 2019. The average consulting services charge to customers was approximately RMB 2.8 million for fiscal 2020, a decrease from RMB 3.1 million in fiscal 2019, due to decrease in contract value on the average.

Revenue from EPC services

Revenue from EPC services increased by approximately RMB 30.3 million, or 87%, to approximately RMB 65.1 million for the year ended June 30, 2020 from approximately RMB 34.8 million for the year ended June 30, 2019. Enesoon completed a big EPC contract (Changyuan Project) which brought in RMB 38.6 million of revenue. For years ended June 30, 2020 and 2019, Enesoon completed EPC services for 9 and 6 projects located in various province of PRC, respectively. The average EPC services charge for projects was approximately RMB 7.2 million for fiscal 2020 and RMB 5.8 million for fiscal 2019, respectively. The EPC services charge depends on individual project’s specification, location, size and complexity and therefore could vary from project to project. The increase in the average EPC services charge in fiscal 2020 was mainly due to more large sized EPC projects performed in fiscal 2020.

Product sales

For fiscal 2019 and 2020, Enesoon Group’s product revenue mainly consisted of revenue from sales of thermal energy storage materials and related equipment to its customers. The revenue from product sales decreased by approximately RMB 1.5 million, or 24%, to approximately RMB 4.8 million for the year ended June 30, 2020 from approximately RMB 6.2 million for the year ended June 30, 2019. For the years ended June 30, 2019 and 2020, the revenue from product sales included nil and RMB 1.6 million from product sales to related parties, respectively.

The decrease in product sales revenue was because Enesoon made less sales of traditional low-margin product.

O&M services

Revenue from O&M services decreased by approximately RMB 0.7 million, or 32%, to approximately RMB 1.5 million for the year ended June 30, 2020 from approximately RMB 2.2 million for the year ended June 30, 2019. For the year ended June 30, 2020, Enesoon provided O&M services for 21 HSES stations, increased from 18 HSES stations in fiscal 2019, but the average O&M services revenue for individual HSES station was RMB 0.07 million for fiscal 2020, decreased from RMB 0.12 million in fiscal 2019.

With respect to a small number of HSES stations owned by Enesoon, revenue from O&M services also includes the fees paid by end-users. In fiscal 2020, Enesoon disposed of Jiangsu Enesoon Technology Co., Ltd. (“Jiangsu Enesoon”), which owned some HSES stations; accordingly, the O&M services revenue were reduced because Enesoon was no long entitled to fees paid by end-users of the these HSES stations.

Cost of Revenues

	For the Years Ended June 30,
	2019		2020			Increase (Decrease)	Increase (Decrease)
Cost of revenue by type	RMB	%	RMB	USD	%	RMB	%
Engineering consulting services	8,157,420	23%	6,436,336	911,004	11%	(1,721,084)	(21)%
EPC services	19,403,725	55%	47,858,509	6,773,933	80%	28,454,784	147%
Product sales	5,618,172	16%	3,976,885	562,892	7%	(1,641,287)	(29)%
O&M services	2,170,975	6%	1,333,956	188,809	2%	(837,019)	(39)%
Total cost	35,350,292	100%	59,605,686	8,436,638	100%	24,255,394	69%

Cost of revenue increased by approximately RMB 24.3 million, or 69%, to approximately RMB 59.6 million for the year ended June 30, 2020 from approximately RMB 35.4 million for the year ended June 30, 2019. The increased cost of revenue mainly resulted from an increase of RMB 28.5 million in cost of EPC costs, offset by a decrease of RMB 1.7 million in cost of engineer consulting services and a decrease of RMB 1.6 million in cost of products sold.

Cost of engineering consulting services primarily consists of labor cost for Enesoon’s engineers. The cost of engineer consulting services decreased by approximately RMB 1.7 million, or 21%, to approximately RMB 6.4 million for the year ended June 30, 2020 from approximately RMB 8.2 million for the year ended June 30, 2019, which was in line with the decrease in engineering consulting services revenue and improved efficiency resulting from the Company’s increased experience in providing engineering consulting services. Cost of engineering consulting services from related parties amounted to RMB 118,906 and RMB 1,214,010 for the years ended June 30, 2019 and 2020, respectively.

Cost of EPC services primarily consists of material, engineer and subcontractor cost. The cost of EPC services increased by approximately RMB 28.5 million, or 147%, to approximately RMB 47.9 million for the year ended June 30, 2020 from approximately RMB 19.4 million for the year ended June 30, 2019 due to more EPC projects Enesoon performed during fiscal 2020 and increasing raw material price and labor cost as well as extra material and labor cost incurred for certain large EPC projects.

Cost of product sales decreased by approximately RMB 1.6 million, or 29%, to approximately RMB 4.0 million for the year ended June 30, 2020 from approximately RMB 5.6 million for the year ended June 30, 2019, which is consistent with the decrease in product sales revenue in fiscal 2020. Cost of product sales from related parties amounted to RMB nil and RMB 1,261,705 for the years ended June 30, 2019 and 2020, respectively.

Cost of O&M services decreased by approximately RMB 0.8 million, or 39%, to approximately RMB 1.3 million for the year ended June 30, 2020 from approximately RMB 2.2 million for the year ended June 30, 2019, which is consistent with the decrease in O&M services revenue in fiscal 2020.

Gross profit

	For the Years Ended June 30,
	2019		2020			Increase (Decrease)	Increase (Decrease)
Gross profit by type	RMB	Margin %	RMB	USD	Margin %	RMB	Margin %
Engineering consulting services	215,018,943	96%	194,037,603	27,464,240	97%	(20,981,340)	1%
EPC services	15,410,134	44%	17,257,726	2,442,672	27%	1,847,592	(17)%
Product sales	597,403	10%	774,550	109,630	16%	177,147	6%
O&M services	48,417	2%	181,208	25,649	12%	132,791	10%
Total gross profit	231,074,897	87%	212,251,087	30,042,191	78%	(18,823,810)	(8)%

Gross profit decreased by approximately RMB 18.8 million, or 8%, to approximately RMB 212.3 million for the year ended June 30, 2020 from approximately RMB 231.1 million for the year ended June 30, 2019. Overall gross profit margin was approximately 78% for the year ended June 30, 2020, as compared to approximately 87% for the year ended June 30, 2019. The decrease in gross profit margin was mainly due to a lower percentage of revenues were derived from engineering consulting services revenue with higher gross profit margin in fiscal year 2020 compared to fiscal year 2019 and a significant decrease in gross profit margin in EPC services business.

Gross profit of engineering consulting services decreased by approximately RMB 21.0 million, or 10%, to approximately RMB 194.0 million for the year ended June 30, 2019 from approximately RMB 215.0 million for the year ended June 30, 2019, which was in line with the decrease in revenue from engineering consulting service. Gross profit margin from engineering consulting services was approximately 97% and 96% for the year ended June 30, 2020 and 2019, respectively. For the year ended June 30, 2019 and 2020, the gross profit of engineering consulting services provided to related parties amounted to RMB 33.7 million and RMB 1.8 million with gross margin of 99.5% and 34%, respectively. Enesoon provided less engineering consulting services to related parties in fiscal 2020 but still incurred certain fixed costs, which resulted in a lower gross margin in fiscal 2020.

Gross profit of EPC services decreased by approximately RMB 1.8 million, or 12%, to approximately RMB 17.3 million for the year ended June 30, 2020 from approximately RMB 15.4 million for the year ended June 30, 2019. Gross profit margin from EPC services was approximately 27% for the year ended June 30, 2020, as compared to approximately 44% for the year ended June 30, 2019. The decreased gross profit margin was due to extra material and labor cost incurred for certain large EPC projects Enesoon performed during fiscal 2020 and increased raw material price and labor costs.

Gross profit of product sales increased by approximately RMB 0.1 million, or 30%, to approximately RMB 0.7 million for the year ended June 30, 2020 from approximately RMB 0.6 million for the year ended June 30, 2019 mainly due to increase of the related revenue. Gross profit margin from product sales was approximately 16% for the year ended June 30, 2020, as compared to approximately 10% for the year ended June 30, 2019 due to sales of certain equipment with higher margin in fiscal 2020.

Gross profit of O&M services was RMB 0.2 million and RMB 0.04 million for the years ended June 30, 2020 and 2019, respectively. Gross profit margin from O&M services was approximately 12% and 2% for the years ended June 30, 2020 and 2019, respectively. As the Q&M services revenue base is low, gross profit margin is sensitive to cost change.

Operating Expenses

	For the Years Ended June 30
	2019		2020			%
	Amount	% of revenue	Amount	% of revenue	Amount Increase	Increase (Decrease)
	RMB		RMB		RMB
Selling expenses	3,065,935	1%	1,594,618	1%	(1,471,317)	(48)%
General and administrative expenses	38,786,681	15%	26,909,518	10%	(11,877,163)	(31)%
Impairment of long-term investment	-	-	600,000	0%	600,000	100%
Provision for doubtful accounts	20,881,644	8%	460,566	0%	(20,421,078)	(98)%
Research and development expenses	17,767,659	7%	15,123,814	6%	(2,643,845)	(15)%
Total	80,501,919	30%	44,688,516	16%	(35,813,403)	(44)%

Operating expenses decreased by approximately RMB 35.8 million or 44% from approximately RMB 80.5 million in fiscal 2019 to approximately RMB 44.7 million in fiscal 2020. The significant decrease in operating expense was mainly due to a RMB 11.9 million decrease in general and administrative expenses, a RMB 20.4 million decrease in provision for doubtful accounts, and a RMB 2.6 million decrease in research and development expenses.

Selling expenses

Selling expenses decreased by approximately RMB 1.5 million or 48% to approximately RMB 1.6 million for the year ended June 30, 2020 as compared to approximately RMB 3.1 million for the year ended June 30, 2019. The decrease in selling expenses was mainly due to less marketing and promotional activities in fiscal 2020 as compared to fiscal 2019.  Since Enesoon has established its brand awareness in the market, Enesoon limited resource for selling and marketing and put more efforts on R&D activities.

General and administrative expenses

General and administrative expenses decreased by approximately RMB 11.9 million, or 31%, to approximately RMB 26.9 million for the year ended June 30, 2020 from approximately RMB 38.8 million for the year ended June 30, 2019. As a percentage of revenues, general and administrative expenses were approximately 10% and 15% of Enesoon’s total revenues for the years ended June 30, 2020 and 2019. The decrease of general and administrative expenses was primarily attributable to downsized managerial function personnel to improve operation efficiency.

Provision for doubtful accounts

Provision for doubtful accounts decreased by approximately RMB 20.4 million, or 98%, to approximately RMB 0.5 million for the year ended June 30, 2020 from approximately RMB 20.9 million for the year ended June 30, 2019. As Enesoon provided significant allowance to aged accounts in fiscal year 2019, Enesoon’s accounts receivable are mostly current and the collection was mostly on time. As a result, Enesoon’s provision for doubtful accounts dropped a lot.

Research and development expenses

Research and development expenses were approximately RMB 15.1 million and RMB 17.8 million for the years ended June 30, 2020 and 2019, respectively. As a percentage of revenues, research and development expenses were approximately 6% and 7% of Enesoon’s total revenues for the year ended June 30, 2020 and 2019, respectively. The slight decrease in research & development expenses was due to less R&D activities during the January to June 2020. Enesoon will constantly invest in research & development to keep technical advantage over other market participants.

Income before income taxes

Enesoon’s income before income taxes was approximately 173.1 million for the year ended June 30, 2020, an increase of approximately RMB 8.9 million as compared to approximately RMB 164.2 million for the year ended June 30, 2019. The increase was primarily attributable to decreased operating expenses.

Provision for income taxes

Enesoon’s provision for income taxes was approximately RMB 24.4 million for the year ended June 30, 2020, a decrease of RMB 0.7 million from approximately RMB 25.1 million for the year ended June 30, 2019.

The impact of the preferential tax treatments noted above decreased taxes by approximately RMB 17.6 million and RMB 18.1 million for the years ended June 30, 2020 and 2019, respectively. The benefit of the preferential tax treatments on net income per share (basic and diluted) were RMB 0.23 per share and RMB 0.24 per share for the years ended June 30, 2020 and 2019, respectively.

The following table reconciles the PRC statutory rates to Enesoon’s effective tax rates for the years ended June 30, 2019 and 2020:

	For the Year Ended June 30, 2019	For the Year Ended June 30, 2020
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(10.7)%	(10.2)%
R&D additional deduction	(1.2)%	(1.3)%
Change in valuation allowance	0.8%	(0.9)%
Non-deductible expenses and foreign losses*	1.4%	1.5%
Effective tax rate	15.3%	14.1%

 *non-deductible expense and foreign losses mainly represents expenditures or losses not deductible for PRC tax purpose.

Net income

As a result of the foregoing, Enesoon’s net income was approximately RMB 148.7 million for the year ended June 30, 2020, an increase of approximately RMB 4.6 million from approximately RMB 144.1 million for the year ended June 30, 2019.

For the Six Months Ended December 31, 2019 and 2020

Revenue

The following table sets forth the breakdown of Enesoon’s revenue for the periods presented:

	For the Six Months Ended December 31,
	2019		2020			Increase (Decrease)	Increase (Decrease)
Revenue by type	RMB	%	RMB	USD	%	RMB	%
Engineering consulting service	104,682,221	61%	101,260,894	15,518,911	57%	(3,421,327)	(3)%
EPC services	64,200,002	38%	165,505	25,365	-%	(64,034,497)	(100)%
Product sales	1,937,253	1%	74,737,311	11,453,994	42%	72,800,058	3,758%
O&M services	535,044	-%	798,311	122,347	1%	263,267	49%
Total revenues	171,354,520	100%	176,962,021	27,120,617	100%	5,607,501	3%

Enesoon’s total revenue increased by approximately RMB 5.6 million, or 3%, to approximately RMB 177.0 million for the six months ended December 31, 2020 from approximately RMB 171.4 million for the six months ended December 31, 2019. Although Enesoon’s EPC projects were severely affected by COVID-19 during the six months ended December 31, 2020, Enesoon adjusted its revenue strategy by increasing product sales, especially sales of high-margin equipment, and managed to keep the total revenue steady.

Revenue from engineering consulting services

The revenue from engineering consulting services decreased by approximately RMB 3.4 million, or 3%, to approximately RMB 101.3 million for the six months ended December 31, 2020 from approximately RMB 104.7 million for the six months ended December 31, 2019. For the six months ended December 31, 2019 and 2020, the revenue from engineering consulting services included RMB 1.6 million and RMB 0.2 million from the related parties, respectively.

The decrease in the engineering consulting services was due to fewer customers served for the six months ended December 31, 2020. For the six months ended December 31, 2020, Enesoon provided engineering consulting services to 26 customers, decreased by 55% from 58 customers for the six months ended December 31, 2019. The average consulting services charge to customers was approximately RMB 3.9 million for the six months ended December 31, 2020, as compared to RMB 1.8 million for the six months ended December 31, 2019. The increase in the average consulting services charge for the six months ended December 31, 2020 was due to the fact that Enesoon provided consulting services to larger projects and Enesoon were able to charge higher fees for more in-depth consulting services and larger scope training services.

Revenue from EPC services

Revenue from EPC services decreased by approximately RMB 64.0 million, or 100%, to approximately RMB 0.2 million for the six months ended December 31, 2020 from approximately RMB 64.2 million for the six months ended December 31, 2019. The decrease resulted from the delay in completion of certain projects due to impact of COVID-19. Enesoon has restarted these projects in the second half of fiscal 2021 and will realize revenue in later of fiscal 2021. The EPC services charge depends on individual project’s specification, location, size and complexity, and therefore could vary from project to project.

Product sales

For the six months ended December 31, 2020, Enesoon’s product sales revenue mainly consisted of revenue from sales of energy storage equipment instead of sales of relatively low-margin thermal energy storage materials and related equipment in the same period of last year. The revenue from product sales increased by approximately RMB 72.8 million, or 3,758%, to approximately RMB 74.7 million for the six months ended December 31, 2020 from approximately RMB 1.9 million for the six months ended December 31, 2019. Due to the increase in project size and volume, Enesoon is more focused on customizing and delivering core products such as intelligent energy storage system, intelligent energy system, and energy efficiency management system, in addition to providing EPC services.

O&M services

Revenue from O&M services increased by approximately RMB 0.3 million, or 49%, to approximately RMB 0.8 million for the six months ended December 31, 2020 from approximately RMB 0.5 million for the six months ended December 31, 2019. For the six months ended December 31, 2020, Enesoon provided O&M services for 21 HSES stations. For the six months ended December 31, 2019, Enesoon provided O&M services for 13 HSES stations.

Cost of Revenues

	For the Six Months Ended December 31,
	2019		2020			Increase (Decrease)	Increase (Decrease)
Cost of revenue by type	RMB	%	RMB	USD	%	RMB	%
Engineering consulting services	5,584,157	12%	5,455,564	836,102	12%	(128,593)	(2)%
EPC services	38,436,385	85%	159,321	24,417	0%	(38,277,064)	(100)%
Product sales	993,309	2%	39,838,498	6,105,517	87%	38,845,189	3,911%
O&M services	498,101	1%	422,236	64,710	1%	(75,865)	(15)%
Total cost	45,511,952	100%	45,875,619	7,030,746	100%	363,667	1%

Cost of revenue increased by approximately RMB 0.4 million, or 1%, to approximately RMB 45.9 million for the six months ended December 31, 2020 from approximately RMB 45.5 million for the six months ended December 31, 2019. The increased cost of revenue mainly resulted from an increase of RMB 38.8 million in cost of product sold, offset by a decrease of RMB 38.3 million in cost of EPC services and a decrease of RMB 0.1 million in cost of engineering consulting services.

Cost of engineering consulting services primarily consists of labor cost for Enesoon’s engineers. The cost of engineering consulting services decreased by approximately RMB 0.1 million, or 2%, to approximately RMB 5.5 million for the six months ended December 31, 2020 from approximately RMB 5.6 million for the six months ended December 31, 2019, which was mainly due to a decrease in engineering consulting services revenue. Cost of engineering consulting services from related parties amounted to RMB 0.8 million and RMB 0.08 million for the six months ended December 31, 2019 and 2020, respectively.

Cost of EPC services primarily consists of material, engineer and subcontractor cost. The cost of EPC services decreased by approximately RMB 38.2 million, or 100%, to approximately RMB 0.2 million for the six months ended December 31, 2020 from approximately RMB 38.4 million for the six months ended December 31, 2019. The decrease in cost of EPC services was in line with the decreased revenue from EPC services.

Cost of product sold increased by approximately RMB 38.8 million, or 3,911%, to approximately RMB 39.8 million for the six months ended December 31, 2020 from approximately RMB 1.0 million for the six months ended December 31, 2019, which is consistent with the increase in product sales revenue for the six months ended December 31, 2020.

Cost of O&M services decreased by RMB 75,865, or 15%, to approximately RMB 0.4 million for the six months ended December 31, 2020 from approximately RMB 0.5 million for the six months ended December 31, 2019.

Gross profit

	For Six Months Ended December 31,
	2019		2020			Increase (Decrease)	Increase (Decrease)
Gross profit by type	RMB	Margin %	RMB	USD	Margin %	RMB	Margin %
Engineering consulting services	99,098,064	95%	95,805,330	14,682,809	95%	(3,292,734)	-%
EPC services	25,763,617	40%	6,184	948	4%	(25,757,433)	(36)%
Product sales	943,944	49%	34,898,813	5,348,477	47%	33,954,869	(2)%
O&M services	36,943	7%	376,075	57,637	47%	339,132	40%
Total Gross profit	125,842,568	73%	131,086,402	20,089,871	74%	5,243,834	4%

Gross profit increased by approximately RMB 5.2 million, or 4%, to approximately RMB 131.1 million for the six months ended December 31, 2020 from approximately RMB 125.8 million for the six months ended December 31, 2019. Overall gross profit margin was approximately 74% for the six months ended December 31, 2020, consistent with the gross margin of 73% for the six months ended December 31, 2019.

Gross profit of engineering consulting services decreased by approximately RMB 3.3 million, or 3%, to approximately RMB 95.8 million for the six months ended December 31, 2020 from approximately RMB 99.1 million for the six months ended December 31, 2019 mainly due to a decrease in revenue from engineering consulting services. For both six months ended December 31, 2020 and 2019, the gross profit margin from engineering consulting services was approximately 95%. For the six months ended December 31, 2019 and 2020, the gross profit of engineering consulting services provided to related parties amounted to RMB 753,115 and RMB 100,673, respectively.

Gross profit of EPC services decreased by approximately RMB 25.8 million, or 100%, to approximately RMB 6,184 for the six months ended December 31, 2020 from approximately RMB 25.8 million for the six months ended December 31, 2019 because Enesoon shifted its strategy to sell more energy storage equipment in the market instead of providing EPC services. Due to the fact that certain fixed EPC cost remained in the first half of 2021, when EPC services revenue decreased significantly, the gross profit margin of EPC services decreased to 4% for the six months ended December 31, 2020, as compared to approximately 40% for the six months ended December 31, 2019.

Gross profit of product sale increased by approximately RMB 34.0 million, or 3,597%, to approximately RMB 34.9 million for the six months ended December 31, 2020 from approximately RMB 0.9 million for the six months ended December 31, 2019, which was mainly due to an increase in product sales revenue. Gross profit margin from product sale was approximately 47% for the six months ended December 31, 2020, as compared to approximately 49% for the six months ended December 31, 2019. The decrease in the gross margin of product sales was mainly attributable to increasing material and labor costs for the six months ended December 31, 2020.

Gross profit of O&M services was RMB 376,075 and RMB 36,943 for the six months ended December 31, 2020 and 2019, respectively. Gross profit margin of O&M services was approximately 47% and 7% for the six months ended December 31, 2020 and 2019, respectively. During the six months ended December 31, 2019, Enesoon generated limited O&M services revenue but still incurred certain fixed costs in providing the O&M services, which resulted in a lower gross profit margin. The increase in gross profit margin for the six months ended December 31, 2020 was also attributable to improved efficiency as Enesoon gained more experience to run the Q&M services.

Operating Expenses

	For Six Months Ended December 31
	2019		2020		Amount	%
	Amount	% of revenue	Amount	% of revenue	Increase (Decrease)	Increase (Decrease)
	RMB		RMB		RMB
Selling expenses	688,338	0%	740,657	0%	52,319	8%
General and administrative expenses	16,421,435	10%	13,657,246	8%	(2,764,189)	(17)%
Impairment of long-term investment	600,000	0%	-	-	(600,000)	(100)%
Provision for doubtful accounts	(141,171)	0%	10,519,574	6%	10,660,745	(7,552)%
Research and development expenses	7,971,368	5%	10,881,522	6%	2,910,154	37%
Total	25,539,970	15%	35,798,999	20%	10,259,029	40%

Operating expenses increased by approximately RMB 10.3 million or 40% from approximately RMB 25.5 million for the six months ended December 31, 2019 to approximately RMB 35.8 million for the six months ended December 31, 2020. The significant increase in operating expense was mainly due to an increase of RMB 10.7 million in provision for doubtful accounts and an increase of RMB 2.9 million in research and development expenses, offset by a decrease of RMB 2.8 million in general and administrative expenses.

Selling expenses

Selling expenses increased by approximately RMB 52,319 or 8% to approximately RMB 740,657 for the six months ended December 31, 2020 as compared to approximately RMB 688,338 for the six months ended December 31, 2019, due to increased marketing activities from recovery of COVID-19 outbreak in the six months ended December 31, 2020.

General and administrative expenses

General and administrative expenses decreased by approximately RMB 2.8 million, or 17%, to approximately RMB 13.7 million for the six months ended December 31, 2020 from approximately RMB 16.4 million for the six months ended December 31, 2019. As a percentage of revenues, general and administrative expenses were approximately 8% and 10% of Enesoon’s total revenues for the six months ended December 31, 2020 and 2019, respectively. The decrease of general and administrative expenses was primarily attributable to downsized managerial function personnel and less office and consulting fee.

Impairment of long-term investment

Impairment of long-term investment decreased by RMB 0.6 million, or 100%, from RMB 0.6 million for the six months ended December 31, 2019 to nil for the six months ended December 31, 2020. Enesoon and its unrelated business partners incorporated various project companies to own and operate energy stations. Enesoon owns 10-15% of equity interest of the project companies, while the unrelated business partner owns the rest of equity interest and controls the project companies. For the six months ended December 31, 2019, Enesoon recognized impairment losses of RMB 600,000 on the cost method equity investments, due to investees’ slow development of its business.

Provision for doubtful accounts

Provision for doubtful accounts increased by approximately RMB 10.7 million, or 7,552%, to approximately RMB 10.5 million for the six months ended December 31, 2020 from approximately RMB 0.1 million of recovery for doubtful accounts for the six months ended December 31, 2019. The significant increase in provision for doubtful accounts was mainly due to delayed payments from many customers resulting from the COVID-19, which caused Enesoon to provide additional allowance for aged receivables.

Research and development expenses

Research and development expenses increased by approximately RMB 2.9 million, or 37%, to RMB 10.9 million for the six months ended December 31, 2020 from approximately RMB 8.0 million for the six months ended December 31, 2019. As a percentage of revenues, research and development expenses were approximately 6% and 5% of Enesoon’s total revenues for the six months ended December 31, 2020 and 2019, respectively. The increase in research and development expenses was due to Enesoon’s further investment in research and development to keep technical advantage over other market participants.

Income before income taxes

Enesoon’s income before income taxes was approximately RMB 112.9 million for the six months ended December 31, 2020, representing an increase of 13% as compared to approximately RMB 100.2 million for the six months ended December 31, 2019. The increase was primarily attributable to a gain of RMB 11.3 million resulted from the disposal of Enesoon’s equity investment in Shenzhen Yongqing Enesoon New Energy Engineer Technology Co., Ltd. during the six months ended December 31, 2020.

Provision for income taxes

Enesoon’s provision for income taxes was approximately RMB 15.7 million for the six months ended December 31, 2020, an increase of RMB 1.4 million from approximately RMB 14.3 million for the six months ended December 31, 2019.

Under the EIT Law, domestic enterprises and the FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shenzhen Enesoon was approved as an HNTE on June 19, 2015 and successfully renewed the “high-tech enterprise” tax status on October 16, 2018. In addition, Sichuan Xiecheng and Shenzhen Internet were approved as HNTE in 2018. Shenzhen Equipment was approved as HNTE in 2019. As a result, Shenzhen Enesoon, Sichuan Xiecheng, Shenzhen Internet and Shenzhen Equipment have been entitled to a reduced income tax rate of 15%.

The impact of the preferred tax treatment noted above decreased taxes by approximately RMB 10.0 million and RMB 11.7 million for the six months ended December 31, 2019 and 2020, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) were RMB 0.09 per share and RMB 0.11 per share for the six months ended December 31, 2019 and 2020, respectively.

The following table reconciles the China statutory rates to Enesoon’s effective tax rate for the six months ended December 31, 2019 and 2020:

	For Six Months Ended December 31, 2019	For Six Months Ended December 31, 2020
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(9.9)%	(10.4)%
R&D additional deduction	(1.5)%	(1.8)%
Change in valuation allowance	(1.2)%	-%
Non-deductible expenses and foreign losses*	1.9%	1.1%
Effective tax rate	14.3%	13.9%

 *non-deductible expense and foreign losses mainly represent expenditures or losses not deductible for PRC tax purpose.

Net income

Enesoon’s net income was approximately RMB 97.1 million for the six months ended December 31, 2020, representing an increase of approximately RMB 11.2 million from approximately RMB 85.9 million for the six months ended December 31, 2019 as a result of reasons described above.

Liquidity and Capital Resources

Substantially all of Enesoon’s operations are conducted in China and all of Enesoon’s revenues, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, Enesoon may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict Enesoon’s ability to convert RMB into U.S. dollars. As of June 30, 2020 and December 31, 2020, approximately RMB 6.0 million and RMB 14.4 million of cash and restricted cash, respectively, was fully held by Enesoon and its subsidiaries in mainland PRC.

The BVI holding company is a holding company with no material operations of its own. Enesoon conducts its operations primarily through Enesoon’s subsidiaries in China. As a result, Enesoon’s ability to pay dividends depends upon dividends paid by Enesoon’s subsidiary. Enesoon’s subsidiaries in China are permitted to pay dividends to Enesoon only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Enesoon’s subsidiaries are required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by Enesoon’s subsidiary out of China is subject to approval by the banks designated by SAFE. Enesoon’s subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, Enesoon would need to accrue and pay withholding taxes if Enesoon were to distribute funds from its subsidiaries in China to Enesoon. Enesoon does not intend to repatriate such funds in the foreseeable future, as Enesoon plan to use existing cash balance in PRC for general corporate purposes.

In assessing Enesoon’s liquidity, Enesoon monitor and analyze Enesoon’s cash on hand, Enesoon’s ability to generate sufficient revenue sources in the future and Enesoon’s operating and capital expenditure commitments. As of June 30, 2019 and 2020 and as of December 31, 2020, Enesoon had cash of approximately RMB 19.0 million, RMB 3.5 million and RMB 11.1 million, respectively. As of June 30, 2019 and 2020 and as of December 31, 2020, Enesoon’s current assets were approximately RMB 356.4 million, RMB 451.2 million and RMB 395.1 million, respectively, and Enesoon’s current liabilities were approximately RMB 98.8 million, RMB 127.1 million and RMB 151.8 million, respectively. As of June 30, 2019 and 2020 and as of December 31, 2020, Enesoon’s working capitals amounted to RMB 257.6 million, RMB 324.1 million and RMB 243.3 million, respectively. For the years ended June 30, 2019 and 2020 and for the six months ended December 31, 2020, Enesoon’s operating cash flow was approximately negative RMB 49.7 million, RMB 144.1 million and RMB 179.3 million, respectively.

Enesoon has historically funded Enesoon’s working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. Enesoon’s working capital requirements are affected by the efficiency of Enesoon’s operations, the numerical volume and dollar value of Enesoon’s revenue contracts, the progress or execution on Enesoon’s customer contracts, and the timing of accounts receivable collections. Enesoon’s management believes that current levels of cash and cash flows from operations will be sufficient to meet Enesoon’s anticipated cash needs for at least the next 12 months from the date of the issuance of this document. However, it may need additional cash resources in the future if it experiences significant growth from its expansion plan, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed Enesoon’s amounts of cash on hand, Enesoon may seek to issue debt or equity securities or obtain a credit facility.

Cash flows

For the Years Ended June 30, 2018 and 2019

The following table sets forth a summary of Enesoon’s cash flows for the years indicated:

	For the Years Ended
	June 30, 2018	June 30, 2019
Net cash used in operating activities	(97,216,604)	(49,734,363)
Net cash used in investing activities	(83,919,783)	(5,885,825)
Net cash provided by financing activities	206,919,099	49,158,253
Effect of exchange rate changes on cash	172,595	249,095
Net increase (decrease) in cash	26,118,321	(6,212,840)
Total cash and restricted cash, beginning of year	7,672,514	33,790,835
Total cash and restricted cash, end of year	33,790,835	27,577,995
Less: cash in discontinued operation	(555,922)	-
Cash and restricted cash, end of year	33,234,913	27,577,995

Operating Activities

Net cash used in operating activities was approximately RMB 49.7 million for the year ended June 30, 2019, compared to net cash used in operating activities of approximately RMB 97.2 million for the year ended June 30, 2018. The change in net cash used in operating activities was primarily attributable to:

•	Net income increased by approximately RMB 123.1 million for fiscal 2019 as compared to fiscal 2018;

•	Accounts receivable increased by approximately RMB 190.7 million for the year ended June 30, 2019, compared to an increase of approximately RMB 49.5 million for the year ended June 30, 2018, due to a significant increase in accounts receivable of engineering consulting services revenue in fiscal 2019.

•	Prepayments, deposits and other assets increased by approximately RMB 13.7 million for the year ended June 30, 2019, compared to an increase of approximately RMB 1 million for the year ended June 30, 2018 due to more utilization of prepayments in fiscal 2019;

•	Advance to vendors increased by approximately RMB 29.0 million for the year ended June 30, 2019, compared to an increase of approximately RMB 64.4 million for the year ended June 30, 2018, due to more utilization of advance in fiscal 2019;

•	Accounts payable decreased by approximately RMB 10.5 million for the year ended June 30, 2019, compared to a decrease of approximately RMB 2.1 million for the year ended June 30, 2018 due to more payments to the suppliers as Enesoon made more purchases in fiscal 2019;

•	Accrued expenses and other liabilities increased by approximately RMB 19.7 million for the year ended June 30, 2019, compared to a decrease of approximately RMB 10.2 million for the year ended June 30, 2018. The significant increase in accrued expense and other liabilities in fiscal 2020 was mainly attributable to the increase in deferred government grants, dividend payable and payroll payable in fiscal 2019;

•	Taxes payable increased by approximately RMB 18.0 million for the year ended June 30, 2019, compared to an increase of approximately RMB 1.2 million for the year ended June 30, 2018 due to the significant increase in profit in fiscal 2019.

•	Net cash provided by discontinued operating activities amounted to RMB 8.0 million for the year ended June 30, 2019 as compared to net cash used in discontinued operating activities of RMB 4.8 million for the year ended June 30, 2018.

Investing Activities

Net cash used in investing activities was approximately RMB 5.9 million for the year ended June 30, 2019, compared to approximately RMB 83.9 million of cash used in investing activities for the year ended June 30, 2018. During fiscal 2019, Enesoon made further investment of RMB 47.4 million in certain companies, which were sold to an unrelated party for net proceeds of RMB 79.5 million. Enesoon also invested RMB 25 million in debt security for the year ended June 30, 2019. Enesoon spent RMB 17.3 million on purchase of fixed assets and intangible assets and RMB 3 million on discontinued operation in fiscal 2019. Enesoon granted RMB13.1 million loan to third party vendors and collected RMB 20.4 million loan receivable in fiscal 2019.

The investing activities of fiscal year 2018 included RMB 30.2 million investment made in long-term investment of project companies, RMB 7.2 million addition to property and equipment and RMB 24.7 million used in discontinued operation. Enesoon granted RMB 29.1 million loan to third party vendors and collected RMB 8.1 million loan receivable in fiscal 2018.

The capital investment for years ended June 30, 2018 and 2019 was RMB 7.2 million and RMB 17.3 million, respectively.

Financing Activities

Net cash provided by financing activities was approximately RMB 49.2 million for the year ended June 30, 2019, including repayment of bank loans of approximately RMB 43.8 million, proceeds from bank loans of approximately RMB 23.6 million, proceeds from related party loan of approximately RMB 61.6 million, proceeds from third party loan of approximately RMB 6.6 million and proceeds from bank note of approximately RMB 6.2 million. Net cash used in discontinued financing activities amounted to RMB 5.5 million in fiscal 2019.

Net cash provided by financing activities was approximately RMB 207.0 million for the year ended June 30, 2018, including repayment of bank loans of approximately RMB 32.1 million, proceeds from bank loans of approximately RMB 38.6 million, repayment of related party of approximately RMB 104.8 million, deemed distribution to shareholders of RMB 67.2 million and shareholders’ contribution of approximately RMB 342.8 million. Net cash used in discontinued financing activities amounted to RMB 24.3 million in fiscal 2018.

For the Years Ended June 30, 2019 and 2020

The following table sets forth a summary of Enesoon’s cash flows for the years indicated:

	For the Years Ended
	June 30, 2019	June 30, 2020
Net cash (used in) provided by operating activities	(49,734,363)	144,058,867
Net cash used in investing activities	(5,885,825)	(149,388,711)
Net cash provided by (used in) financing activities	49,158,253	(16,156,046)
Effect of exchange rate changes on cash	249,095	(136,268)
Net decrease in cash and restricted cash	(6,212,840)	(21,622,158)
Total cash and restricted cash, beginning of year	33,790,835	27,577,995
Total cash and restricted cash, end of year	27,577,995	5,955,837

Operating Activities

Net cash provided by operating activities was approximately RMB 144.1 million for the year ended June 30, 2020, compared to net cash used in operating activities of approximately RMB 49.7 million for the year ended June 30, 2019. The change in net cash used in operating activities was primarily attributable to:

•	Net income from continuing operations increased by approximately RMB 9.6 million for fiscal 2020 as compared to fiscal 2019;

•	Accounts receivable increased by approximately RMB 48.8 million for the year ended June 30, 2020, compared to an increase of approximately RMB 190.7 million for the year ended June 30, 2019, due to collection in fiscal year 2020.

•	Prepayments, deposits and other assets decreased approximately RMB 5.1 million for the year ended June 30, 2020, compared to an increase of approximately RMB 13.7 million for the year ended June 30, 2019 due to utilization of prepayments in fiscal 2020;

•	Advance to suppliers increased approximately RMB 25.0 million for the year ended June 30, 2020, compared to an increase of approximately RMB 29.0 million for the year ended June 30, 2019 due to less advance on materials;

•	Accounts payable increased by approximately RMB 18.1 million for the year ended June 30, 2020, compared to a decrease of approximately RMB 10.5 million for the year ended June 30, 2019 because Enesoon deferred payment to suppliers as a result of COVID-19;

•	Accrued expenses and other liabilities increased approximately RMB 4.1 million for the year ended June 30, 2020, compared to an increase of approximately RMB 19.7 million for the year ended June 30, 2019 because Enesoon deferred payment on accrued expenses and other liabilities as a result of COVID-19;

•	Taxes payable increased approximately RMB 37.6 million for the year ended June 30, 2020, compared to an increase of approximately RMB 18.0 million for the year ended June 30, 2019. The significant increase in taxes payable for fiscal 2020 was due to increased pre-tax profit.

•	Net cash used in discontinued operating activities amounted to RMB nil for the year ended June 30, 2020; net cash used in discontinued operating activities amounted to RMB 8.0 million for the year ended June 30, 2019 since Enesoon disposed the discontinued operation as of December 31, 2019.

Investing Activities

Net cash used in investing activities was approximately RMB 149.4 million for the year ended June 30, 2020, compared to approximately RMB 5.9 million of cash used in investing activities for the year ended June 30, 2019. During fiscal 2020, Enesoon made further investment of RMB 128.1 million in project companies; received RMB 24 million from disposal of a subsidiary; spent RMB 0.4 million on purchase of fixed assets and intangible assets. Enesoon extended loans of an aggregate of RMB 44.2 million to third party vendors and collected loans receivable of RMB 1.4 million in fiscal 2020.

During fiscal 2019, Enesoon made further investment of RMB 47.4 million in project companies, which were sold to an unrelated party for net proceeds of RMB 79.5 million. Enesoon also invested 25 million in debt security for the year ended June 30, 2019. Enesoon spent RMB 17.3 million on purchase of fixed assets and intangible assets and RMB 3 million on discontinued operation. Enesoon extended loans of an aggregate of RMB13.1 million loan to third party vendors and collected loans receivable of RMB 20.4 million in fiscal 2019.

The capital investment for the years ended June 30, 2019 and 2020 was RMB 17.3 million and RMB 0.4 million, respectively.

Financing Activities

Net cash used in financing activities was approximately RMB 16.2 million for the year ended June 30, 2020, including proceeds from bank loans of approximately RMB 22.6 million, proceeds from related party loans of approximately RMB 40.5 million and proceeds from third party loan of approximately RMB 17.4 million, offset by repayment of bank loans of approximately RMB 13.9 million, repayment of related party loans of approximately RMB 60.2 million, repayment of third party loans of approximately RMB 14.9 million; repayment of bank notes of approximately RMB 6.2 million.

Net cash provided by financing activities was approximately RMB 49.2 million for the year ended June 30, 2019, including proceeds from bank loans of approximately RMB 23.6 million, proceeds from related party loans of approximately RMB 61.6 million, proceeds from third party loans of approximately RMB 6.6 million and proceeds from bank notes of approximately RMB 6.2 million, partially offset by the repayment of bank loans of approximately RMB 43.8 million. Net cash used in discontinued financing activities amounted to RMB 5.5 million in fiscal 2019.

For the Six Months Ended December 31, 2019 and 2020

The following table sets forth a summary of Enesoon’s cash flows for the periods indicated:

	For the Six Months Ended
	December 31, 2019	December 31, 2020
Net cash provided by operating activities	157,928,971	179,285,983
Net cash used in investing activities	(158,357,492)	(173,442,278)
Net cash provided by (used in) financing activities	(4,547,564)	2,648,866
Effect of exchange rate changes on cash	(312,992)	(81,015)
Net increase (decrease) in cash and restricted cash	(5,289,077)	8,411,556
Total cash and restricted cash, beginning of period	27,577,995	5,955,837
Total cash and restricted cash, end of period	22,288,918	14,367,393

Operating Activities

Net cash provided by operating activities was approximately RMB 179.3 million for the six months ended December 31, 2020, compared to approximately RMB 157.9 million for the six months ended December 31, 2019. The change in net cash provided by operating activities was primarily attributable to:

•	Net income increased by approximately RMB 11.2 million for the six months ended December 31, 2020 as compared to the six months ended December 31, 2019; and noncash adjustments were approximately RMB 2.0 million for the six months ended December 31, 2020, as compared to noncash adjustment of RMB 3.8 million for the six months ended December 31, 2019;

•	Accounts receivable decreased by approximately RMB 27.7 million for the six months ended December 31, 2020, compared to a decrease of approximately RMB 26.3 million for the six months ended December 31, 2019, due to more collection during the six months ended December 31, 2020;

•	Advance to suppliers decreased by approximately RMB 20.4 million for the six months ended December 31, 2020, compared to an increase of approximately RMB 17.3 million for the six months ended December 31, 2019, due to less advance on materials;

•	Accounts payable increased by approximately RMB 2.3 million for the six months ended December 31, 2020, compared to an increase of approximately RMB 17.9 million for the six months ended December 31, 2019 due to more purchase from suppliers;

•	Taxes payable increased by approximately RMB 24.8 million for the six months ended December 31, 2020, compared to an increase of approximately RMB 25.8 million for the six months ended December 31, 2019;

Investing Activities

Net cash used in investing activities was approximately RMB 173.4 million for the six months ended December 31, 2020, compared to approximately RMB 158.4 million of cash used in investing activities for the six months ended December 31, 2019. During the six months ended December 31, 2020, Enesoon made equity investment of approximately RMB 191.4 million in its project companies, which was offset by a collection of RMB 18.1 million from the loan receivables with third parties.

Net cash used in investing activities was approximately RMB 158.4 million for the six months ended December 31, 2019. During the six months ended December 31, 2019, Enesoon made equity investment of RMB 120.0 million in its project companies. In addition, Enesoon loaned RMB 37.0 million to third party vendors.

The capital investment for the six months ended December 31, 2019 and 2020 was RMB 0.3 million and RMB 82,545, respectively.

Financing Activities

Net cash provided by financing activities was approximately RMB 2.6 million for the six months ended December 31, 2020, including the aggregated proceeds from bank loans of approximately RMB 9.2 million and proceeds from related party loans of approximately RMB 1.4 million, offset by repayments of bank loans of approximately RMB 2.6 million, repayments of related party loans of approximately RMB 1.5 million, repayments of third party loans of approximately RMB 2.4 million, and purchase of non-controlling shareholder’s interest of approximately RMB 1.5 million.

Net cash used in financing activities was approximately RMB 4.6 million for the six months ended December 31, 2019, including proceeds from third party loans of approximately RMB 23.4 million, proceeds from notes payable of approximately RMB 8.4 million, non-controlling shareholders’ contribution of approximately RMB 2.2 million and proceeds from related party loans of approximately RMB 1.1 million, offset by repayments of related party loan of approximately RMB 29.6 million, repayments of bank loans of approximately RMB 6.4 million and distribution to shareholders of RMB 3.7 million.

Capital Expenditures

Enesoon’s capital expenditures consist primarily of expenditures for the construction of facilities, purchase of fixed assets and intangible assets as a result of Enesoon’s business growth. Enesoon’s capital expenditures amounted to approximately RMB 0.3 million, RMB 82,545, RMB 17.3 million and RMB 0.4 million for the six months ended December 31, 2019 and 2020 and for the years ended June 30, 2019 and 2020, respectively.

Contractual Obligations

Enesoon had various outstanding bank loans of approximately RMB 25.0 million and RMB 31.6 million as of June 30, 2020 and December 31, 2020, respectively. Enesoon signed several lease agreements to rent offices for its operations with the latest expiring date of December 15, 2025.

The following table sets forth Enesoon’s contractual obligations and commercial commitments as of June 30, 2020:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
Operating lease arrangements	5,128,707	4,527,072	601,635	-	-
Bank loans	24,972,135	11,350,365	13,238,163	383,607	-
Total	30,100,842	15,877,437	13,839,798	383,607	-

The following table sets forth Enesoon’s contractual obligations and commercial commitments as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
Operating lease arrangements	9,998,554	3,010,894	3,493,830	3,493,830	-
Bank loans	31,574,340	11,698,243	19,876,097	-	-
Total	41,572,894	14,709,137	23,369,927	3,493,830	-

Off-balance Sheet Commitments and Arrangements

On November 6, 2018, Enesoon provided a guarantee for the sales-leaseback financing arrangement of Shangdong Shouguang Tianyuan Enesoon New Energy Co., Ltd. (“SGTY”) in the amount of RMB 12 million for a term of 5 years. Enesoon previously invested in SGTY as a project company and disposed of such investment to an unrelated party in January 2019.

Impact of Inflation

Enesoon does not believe the impact of inflation on Enesoon is material. Enesoon’s operations are in China and China’s inflation rates have been relatively stable in the last two years: approximately 2.9% in 2019 and 2.5% in 2020.

Holding Company Structure

Enesoon are a holding company with no material operations of its own. Enesoon conducts Enesoon’s operations through its subsidiaries in China. As a result, Enesoon’s ability to pay dividends and to finance any debt it may incur depends upon dividends paid by its subsidiaries. Enesoon’s PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Enesoon’s offshore companies may inject capital into or provide loans to its PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If Enesoon’s subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Enesoon. In addition, Enesoon’s subsidiaries are permitted to pay dividends to Enesoon only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of Enesoon’s affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Enesoon’s PRC subsidiaries had an aggregate statutory reserve in the amount of approximately RMB 43.9 million and RMB 50.7 million as of June 30, 2020 and December 31, 2020, respectively. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. At the discretion of Enesoon’s PRC subsidiaries, they may allocate a portion of their after-tax profits to discretionary funds for staff welfare and bonus. Such discretionary funds, similar to statutory reserves, are not distributable as cash dividends.

Critical Accounting Policies

Enesoon prepares Enesoon’s consolidated financial statements in conformity with U.S. GAAP, which requires Enesoon to make judgments, estimates and assumptions that affect Enesoon’s reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, Enesoon continually evaluate these estimates and assumptions based on the most recently available information, Enesoon’s own historical experience and various other assumptions that Enesoon believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from Enesoon’s expectations as a result of changes in Enesoon’s estimates.

Enesoon believes that the following accounting policies involve a higher degree of judgment and complexity in their application and require Enesoon to make significant accounting estimates. Accordingly, these are the policies Enesoon believes are the most critical to understanding and evaluating Enesoon’s consolidated financial condition and results of operations.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, revenue recognition, specifically the nature and timing of satisfaction of performance obligations and variable considerations, allowances for doubtful accounts receivable and other receivables, receivable from disposition of Jiangsu Enesoon, useful lives of property and equipment and intangible assets, the recoverability of investment in debt security and long-lived assets, the measurement of fair value of assets acquired and liabilities assumed in a business combination, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

Enesoon generates revenues from the following primary sources: (i) product sales of thermal energy storage materials such as molten salt and related energy storage equipment; (ii) EPC services; (iii) O&M services and (iv) providing engineering consulting services.

Enesoon adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of July 1, 2017. Accordingly, the consolidated financial statements for the years ended June 30, 2019 and 2020 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price Enesoon expects to be entitled to in exchange for the promised services in a contract in the ordinary course of Enesoon’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, Enesoon applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Product sales contracts

Enesoon sells thermal energy storage materials such as molten salt and related energy storage equipment to its customers and recognizes revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. Other than standard assurance type warranty obligations, which generally provide a 12-month warranty against defects related to the sale of products in accordance with PRC national warranty standard, there are no significant post-shipment obligations with any of Enesoon’s customers that could have an impact on revenue recognition.

EPC services contracts

Enesoon manufactures and constructs thermal energy storage facilities with specifications required by customers under an EPC services contract. EPC services arrangements governed by customer contracts that require Enesoon to construct functioning thermal energy storage facilities are generally completed within 1 to 3 months from commencement of engagement. Upon completion, the customer acceptance is generally required. EPC services contracts are fixed priced. Billings to the customers can occur at contractually designated stages throughout the contract period and Enesoon has enforceable rights to payments on the work in progress.

Enesoon assesses that EPC services contracts typically include two distinct performance obligations, including (i) an obligation to provide engineer design services (engineering design) and (ii) construction of infrastructure (Construction or EPC services). Enesoon always provides these two services on a standalone basis and customers are able to benefit from each of the services on its own. In addition, the timing of delivery of these two performance obligations can be separately identifiable in the EPC services contracts. The transaction price is allocated to these two identified performance obligations based on the relative standalone selling prices. The transaction price allocated to the engineering design is recognized as a part of engineering consulting revenue on a straight-line method over the contractual design period, which is usually 1-3 months. The transaction price allocated to the construction is recognized as EPC services revenue over time as Enesoon’s performance creates or enhances an energy storage asset controlled by the customer and the control is transferred continuously to Enesoon’s customers. Enesoon uses an input method based on cost incurred as Enesoon believes that this method most accurately reflects Enesoon’s progress toward satisfaction of the construction performance obligation, which usually takes less than 3 months. Under this method, the transaction price allocated to construction service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to construction performance, such as indirect labor, supplies, and tools. Cost-based input method requires Enesoon to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the construction, including materials, labor, and other system costs. Enesoon’s estimates are based upon the professional knowledge and experience of Enesoon’s engineers and project managers to assess the contract’s schedule, performance, technical matters. Enesoon has adequate cost history and estimating experience, and believes it can reasonably estimate total construction costs. If the estimated costs are greater than the related revenues, Enesoon recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for EPC services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if Enesoon entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values. Enesoon recognizes revenue, but not profit, on certain uninstalled materials. Revenue on these uninstalled materials is recognized when the cost is incurred (when control is transferred), but the associated profit is not recognized until the end of the project. The costs of uninstalled materials will be tracked separately within Enesoon.

Enesoon generally provides a standard assurance type warranty for its EPC arrangements. The warranty period is typically 24 months upon completion of construction and customer acceptance in accordance with PRC national warranty standard. Enesoon estimates expenses for the cost to repair under warranty and accrue a liability in cost of revenue for this amount. The determination of Enesoon’s warranty requirements is based on actual historical experience. To date, Enesoon has not incurred a material warranty expense on any construction contract. However, as a policy, provisions for warranty liability will be made during the period in which a provision for warranty liability becomes probable and can be reasonably estimated.

O&M services contracts

Enesoon enters into O&M services contracts with customers to provide regular operating and maintenance services for thermal energy storage facilities owned by customers with the objective of optimizing customers' thermal energy storage operation. Billings to the customers are generally on a monthly or quarterly basis over the contract term. The O&M services contracts typically include a single performance obligation. The revenue from O&M services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

Transaction price of O&M services arrangements may include variable consideration in the form of performance bonus or penalty. Enesoon reflects, in the transaction price the estimates variable consideration for these contracts using the most likely amount approach on the basis of historical information and current trends of the contract performance to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

Engineering consulting services contracts

Enesoon provides standalone design or feasibility study for the customer’s thermal energy projects and offers training on general-purpose thermal energy storage applications to customers. Enesoon believes the engineering consulting services are provided over the contract term, which is generally within 1-3 months.

Cooperation with business partners

To develop EPC services or O&M services, Enesoon collaborates with an independent local business partner in each designated graphic area and incorporates a partner-operated project company (“project company”). Upon incorporation, the independent local business partner contributes most capital and controls the project company, while Enesoon contributes less capital and owns less than 15% equity interest in the project company. Enesoon does not have any significant influence over the retained non-controlling interest in all project companies. The project company develops thermal energy storage projects with local government or real estate developers then enters into EPC or O&M services arrangement with Enesoon. Enesoon acts as the primary obligor in the EPC or O&M services arrangements and recognizes revenue on a gross basis of the contracted amount when all the revenue recognition criteria are met.

In certain circumstances, Enesoon engages third party suppliers to perform part of the aforementioned services in fulfilling its contract obligations. In these cases, Enesoon controls and takes responsibilities for such services before the services are transferred to the customer. Enesoon has the right to direct the suppliers to perform the services and control the goods or assets transferred to its customers. Thus, Enesoon considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the EPC and O&M services transferred.

Shipping and Handling Costs

Enesoon accounts for shipping and handling activities related to contracts with customers as costs to fulfill Enesoon’s promise to transfer goods and, accordingly, records such expense in cost of revenue.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by Enesoon to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by Enesoon to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of June 30, 2019 and 2020 well as December 31, 2020.

Contract balance

For the product sales, Enesoon generally requires the payment to be made upon delivery. For EPC contracts, Enesoon generally requires a down payment for a portion of the transaction price upon or shortly after entering into the agreement and a significant portion (45%-65%) of remaining payment upon completion of construction and customer acceptance. For O&M services contracts, Enesoon generally requires a monthly or quarterly payment over the contract term. The payment terms for engineer consulting contracts vary by contracts but generally are due on the end of contract term. For all types of contracts, Enesoon typically does not include extended payment terms in Enesoon’s contracts with customers.

Enesoon records contract assets (e.g., “unbilled accounts receivable”) for revenue that has been recognized in advance of billing the customer. The unbilled accounts receivable represents Enesoon’s right to consideration in exchange for services that Enesoon has performed to the customer before payment is due and the unbilled account receivable will be reclassified to billed accounts receivable when Enesoon has the right to invoice. Contract liabilities are presented as advances from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations.

Income taxes

Enesoon follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Enesoon accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2019 and 2020 and for six months ended December 31, 2019 and 2020. All of the tax returns of Enesoon’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Foreign currency translation

Enesoon’s reporting currency is Renminbi (“RMB”). The functional currency of Enesoon and Enesoon’s entities incorporated in the BVI, and Hong Kong (“HK”) is the Hong Kong dollars (“HK$”). The functional currency of Enesoon’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the consolidated statements of comprehensive loss. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate or at any other rate.

Segment reporting

Enesoon’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing the performance of Enesoon as a whole and hence, Enesoon has only one reportable segment. Enesoon does not distinguish between markets or segments for the purpose of internal reporting. Enesoon’s long-lived assets are all located in the PRC and substantially all of Enesoon’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of Enesoon’s Consolidated Financial Statements.

FUWEI’S SECURITIES OWNERSHIP PF CERTAIN BENEFICIAL OWNER AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares immediately following the Closing of the Transaction by:

•         each person who will become an officer and/or director of the Company following the closing of the Trasnaction;

•         all officers and directors of the of the Company following the closing of the Trasnaction as a group; and

•         each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 3,265,837 ordinary shares on an as-converted basis issued and outstanding as of the date of this document, and 114,376,948 ordinary shares issued and outstanding immediately after the completion of this Transaction.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Proposed Number and Nature of Beneficial Ownership Post- Closing	Proposed Percentage of Beneficial Ownership Post-Closing
Name and Address of Beneficial Owners Post-Closing (1)
Tee Chuang Khoo	-	-
Junying Liu	-	-
Yong Jiang	-	-
Zhimin Liu	-	-
Yong Li	-	-
Lihang Geng	-	-
Zhicheng Tang	-	-
Mingli Chen(2)	69,586,622	60.84%
Shaoping Lu(3)	14,603,189	12.77%
Ying Kong	-	-
Directors and Executive Officers as a Group	84,189,811	73.61%
Principal Shareholders:
Enesoon Investment Limited(2)	58,321,500	50.99%
Chinabox International Limited(3)	14,603,189	12.77%
Solar Sky Holdings Limited(2)	11,265,122	9.85%
Pinnacle Green Tech Limited(4)	8,396,600	7.34%
Hong Lin Limited(5)	6,857,100	6.00%

(1)	Unless otherwise indicated, the business address of each individuals is at 8/F, Chinese Academy of Science & Technology Development Incubator Bldg., 009#, High-tech South 1st Road, Nanshan District, Shenzhen, PRC. Enesoon’stelephone number at this address is (+86) 0755-83098161 and its fax number is (+86) 0755-26077209.

(2)	Includes (i) 58,321,500 ordinary shares held by Enesoon Investment Limited, a British Virgin Islands company, of which Ms. Chen is the sole director and holds the voting and investment power over the ordinary shares held by Enesoon Investment Limited; and (ii) 11,265,122 ordinary shares held by Solar Sky Holdings Limited, a British Virgin Islands company, of which Ms. Chen is the sole director and holds the voting and investment power over the ordinary shares held by Solar Sky Holdings Limited. The address of Enesoon Investment Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, VG1110, British Virgin Islands. The address of Solar Sky Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Includes 14,603,189 ordinary shares held by Chinabox International Limited, a British Virgin Islands company, of which Dr. Lu is the sole director and holds the voting and investment power over the ordinary shares held by Chinabox International Limited. The address of Chinabox International Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Tianping Qin is the sole director of Pinnacle Green Tech Limited and holds the voting and investment power over the ordinary shares held by Pinnacle Green Tech Limited. The address of Pinnacle Green Tech Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(5)	Shulan Zeng is the sole director of Hong Lin Limited and holds the voting and investment power over the ordinary shares held by Hong Lin Limited. The address of Hong Lin Limited is Start Chambers, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

For the information regarding the beneficial ownership of our ordinary shares by Fuwei’s current directors and executive officers, please refer to the Company’s filings and its beneficial owners’ filings with SEC, including the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 22, 2021, and the statement on Schedule 13D filed with the SEC on July 6, 2020.

MARKET

Fuwei’s Ordinary Shares have been listed on the NASDAQ Capital Market since December 6, 2006, under the symbol “FFHL.”